Form 20-F
period 2000-02-28
SENSE TECHNOLOGIES INC
filed 2001-06-13
CIK 1077638

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 20-F


     REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
----
                                      OR

     ANNUAL REPORT PURSUANT TO SECTION 13 OF 15 (d) OF THE SECURITIES EXCHANGE
 X   ACT OF 1934
----

                      For the fiscal year ending 2-29-00

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
----
                      For the transition period from     to
                               			     ----   ----

                        Commission file number 82-2978

				   Sense Technologies Inc.
                           -----------------------
            (Exact name of Registrant as specified in its charter)

                                  B.C. Canada
                                  -----------
               (Jurisdiction of incorporation or organization)

                              305-595 Howe Street
                           Vancouver, B.C., V6C 2T5
                           ------------------------
                  (Address of principal executive offices)

Securities registered pursuant to section 12 (b) of the Act:    None
                                                                ----
Securities registered pursuant to section 12 (g) of the Act:

                                Common Stock-no par value
                                --------------------------
                                    (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15 (d) of the Act: 	  None
                                ----

Indicate the number of outstanding shares of each of the issuer's classes of capital common stock as of close of the period covered by annual report.

                                        10,511,813
                                        ----------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.       Yes  X		     No
                                             ---           ---
Indicate by check mark which financial statement item the registrant has elected
to follow:       				Item 17   X     Item 18
                          			   ---           ---

                           Sense Technologies, Inc.

                            FORM 20-F REGISTRATION
                              TABLE OF CONTENTS



                                    PART I
                                    ------
                                                                         Page
                                                                         ----
Item 1   Description of Business.......................................... 3

Item 2   Description of Property..........................................23

Item 3   Legal Proceeding.................................................23

Item 4   Control of Registrant............................................24

Item 5   Nature of Trading Market.........................................25

Item 6   Exchange Controls and Other Limitation Affecting
         Security Holders.................................................25

Item 7   Taxation.........................................................26

Item 8   Selected Financial Data..........................................27

Item 9   Management's Discussion and Analysis of Financial
         Condition and Results of Operations..............................28

Item 10  Directors and Officers of the Registrant.........................32

Item 11  Compensation of Directors and Officers...........................34

Item 12  Options to purchase Securities from
         Registrant or Subsidiaries.......................................35

Item 13  Interest of Management in Certain Transactions...................35


                                   PART II
                                   -------

Item 14  Description of Securities to be Registered           Not applicable


                                   PART III
                                   --------

Item 15  Defaults upon Senior Securities                      Not applicable

Item 16  Changes in Securities and Changes in Security
         for Registered Securities                            Not applicable


                                   PART IV
                                   -------

Item 17  Financial Statements.............................................36

Item 18  Financial Statements.............................................36

Item 19  Financial Statements and Exhibit.................................37

EXCHANGE RATE DATA
__________________

The Company maintains its books of account in Canadian dollars. The audit was conducted in accordance with generally accepted auditing standards in Canada. All references to the dollar are set forth by designation as either "US" or "CDN" currency.

The following table sets forth, for the periods indicated, certain exchange rates based on the non-buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one
(1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per $1.00(US). The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On February 29, 2000, the exchange rate was $1.00(US) per $1.53(CDN).

         Fiscal Year Ended      February 28, 1999       February 29, 2000
                                _________________       _________________

        Rate at end of Period         0.6624                 0.6889
        Low                           0.6462                 0.6535
        High                          0.6746                 0.6962



                                    PART I
                                    ______

ITEM 1.  DESCRIPTION OF BUSINESS
         _______________________

Name and Incorporation
______________________

The Company's corporate name is Sense Technologies Inc. The address of the primary office of the Company is 305 - 595 Howe Street, Vancouver, B.C. V6C 2T5. The registered and records office and address for service in Canada is 1750-750 West Pender Street, Vancouver, B.C. V6C 2T8.

There are no subsidiaries or proposed subsidiaries of the Company.

Description and General Development of the Company
__________________________________________________

Sense Technologies Inc. (the "Company") was incorporated on May 25, 1988, as Wizard Resources Ltd. The Company changed its name from Wizard Resources Ltd. to Graham Gold Mining Corporation on October 11, 1988. The Company was posted for trading on the Vancouver Stock Exchange ("VSE") on November 14, 1989. The Company reserved the name "Sense Technologies Inc." with the Registrar of Companies and the VSE, and changed its name upon the acceptance of the Reverse Take Over ("RTO") by the VSE on October 24, 1997, the date the Company's Filing Statement was approved.

The Company, from May of 1988 and through 1992, had been involved in the exploration and development of mining properties. The Company abandoned all of its resource projects during the fiscal year ended February 1992. On April 30, 1992, the Company acquired certain rights, title and interests by virtue of a License Agreement, dated January 16, 1992, allowing it to manufacture, market and distribute a microwave radar device for the safe backup of vehicles. On May 4, 1992, the Company's common stock was halted from trading but remained listed on the VSE. The halt in trading was requested by the Company pending the VSE acceptance of the filing and acceptance of the Stinson and Associates ("S&A") and the Driver Alert Group (the "DAG") transaction. The Company requested the halt in trading of its common stock because the VSE Rules require that a Company involved in a RTO stop trading until such time as the proposed transaction is completed or abandoned. On January 10, 1994, the trading of the Company's common stock was suspended. The VSE, as a matter of policy, will suspend a Company when a proposed RTO takes an inordinate period of time to complete. The Company's proposed RTO was approved on October 24, 1997 and its common stock was listed to trade by the VSE on October 27, 1997.

Product
_______

Product Technology
__________________


The Guardian Alert(TM) Backup System that was acquired through the License Agreement is a back-up obstacle detection/collision warning system. This system is capable of warning a driver in the event that there is an obstacle in a predefined zone directly behind a rearwardly moving vehicle that could present
an accident threatening circumstance.   Drivers of motor vehicles have always
had a certain degree of difficulty backing up due to their inability to see all obstacles while operating their vehicles in reverse.

The Guardian Alert(TM) Backup System is comprised of a transceiver, an antenna, an intermediate frequency amplifier, and an audio-visual alarm. The components are mounted in an environmentally sealed, high impact, plastic housing. The unit is adapted for mounting at the rearward end of the vehicle in order to direct its wave output rearwardly. The internal working components of the Guardian Alert(TM) Backup System are smaller than a pack of cigarettes. The proposed unit does not materially alter the exterior design of the vehicle. The circuit of the device is adapted for electrical connection to the back-up light circuit of a vehicle for activation only when the vehicle transmission is engaged in reverse gear.

The Guardian Alert(TM) Backup System employs microwave radar technology that applies the Doppler Shift Principle to detect the presence of a moving target within a certain predefined range. Continuous wave signals are projected by the transceiver rearwardly and return wave signals reflected from any object within the transceiver range behind the vehicle are supplied back to the transceiver through an antenna connection. An object that moves closer to the unit, due either to the movement of the object itself or the rearward motion of the vehicle, sends back a signal that is shifted slightly in frequency. The resultant Doppler Shift signal triggers the system and its amplification drives the visual and audio alarm. A visual and audio display provides an indication as to the relative distance from the detected object, and most likely would be located inside the vehicle. The effective range of the system is adjustable to accommodate the needs of different-sized vehicles for blind area coverage.

The Guardian Alert(TM) Backup System immediately sounds an alarm when any moving or stationary object is detected within the transceiver range behind a rearwardly moving vehicle on which it is installed. Even when the vehicle is stationary, but with back-up lights activated, the device will signal the presence of any moving object within the transceiver range. Because the system operates by microwave radar, it is unaffected by noise, light, or weather conditions such as snow, rain, heat, fog or cold.

Business Objectives
___________________

It is the Company's principal objective to commercialize the Guardian Alert(TM) Backup System technology and maximize the value of the license rights or patents to the technology by successfully penetrating the domestic and foreign markets covered by its License as follows:

         * to establish a high volume manufacturing capability for the Guardian Alert(TM) Backup System at a viable unit cost. The Company currently has manufacturing facilities located in Lowell, MA and Herfordshire, England that have a combined capability of producing 100,000 units per month. The manufacturing capabilities of both facilities will be adequate for the next several years. Additional production needs will be predicated upon the marketing efforts of the Company. The Company has established what it believes to be an aggressive marketing strategy, but does not have a definitive production timetable for the manufactures with respect to a clear production number. However, the Company will continue to explore other competitive facilities in the U.S. and other parts of the world, as the need arises;

         * to gain support from governmental agencies and the insurance industry for the adoption of the DAG device to enhance motor vehicle safety. Through this date, the State of Washington is the only State to require a collision warning backup device to alert the driver that a person or object is behind a truck pursuant to a new State Law, Senate Bill, 5727. On June 11, 1998, the Company's Guardian Alert
           (TM) Backup System was accepted by the Washington State Patrol, who has the responsibility to implement the Law. The Company's Guardian Alert(TM) Backup System is one of a small number of non-mirror devices or electronic systems that have been accepted by the State's Highway Patrol;

         * to establish distribution networks for the product through both OEMs and aftermarket channels; and

         * to remain abreast of the competition and optimize the market potential of the product technology through the diligent defense of any infringements of the DAG patents.

Complete Production Runs and Final Testing
___________________________________________

The Company entered into a Development and Consulting Agreement with Maple
Consulting, of Derry, New Hampshire, on May 2, 1997.   Maple Consulting is an
engineering Company that will continue the development and adaptation of the Guardian Alert(TM) Backup System technology. The Agreement started on the date of the completion of the RTO of the Company that took place on October 24, 1997. Maple Consulting receives a fee of $ 8,000(US) per month for consulting services. Maple Consulting will also receive a royalty of $0.50(US) per unit for each Guardian Alert(TM) Backup System sold up to a maximum of 200,000 units for the units designed under the Agreement.

The Guardian Alert(TM) Backup System is at the production and final quality and environmental control stage. Deficiencies identified in earlier prototypes, including the areas of unit size, cost, and suitability for high-volume production have been addressed. The Company has completed pre-production runs and has made the necessary final design changes during the first twelve (12) months after acceptance by the VSE, of the RTO, which took place on October 24, 1997.

Product Readiness
__________________

The Guardian Alert(TM) Backup System's technology is presently production ready. The first-generation aftermarket prototype has been tested. The Company has
redesigned the prototype and the product has been made mass-producable.   Unit
production costs have been reduced, installation requirements simplified, and the size of the unit further reduced. As a result, installation options for the product have been increased, the unit is more readily incorporated into final motor vehicle design, and the available avenues for selling and distributing the product in the aftermarket have been identified.

Development Costs
_________________

Development costs of the Company are deferred until commercial production of the Guardian Alert(TM) Device commences, at which time the costs are amortized on a straight-line basis over five years or until the project is abandoned or sold or the License Agreement is in default; at that time the costs will be written off. Deferred development costs related to the development of the Guardian Alert(TM) Device for the year ended February 28, 1996 were $174,908(CDN). An additional $203,034(CDN), $440,592(CDN), and $334,312(CDN) in such costs were deferred in the fiscal periods ended February 28, 1997, February 28, 1998, and February 28, 1999 respectively. Deferred development costs at February 28, 1999 totaled $1,016,247(CDN) after a charge of $136,599 in respect of amortization had been taken. As of February 29, 2000, the Company has not incurred any further development costs.

The Company is unable to verify the development expenditures of the original inventor, however, to the best of the Company's knowledge, it is believed that the original inventor expended approximately $1,428,571(CDN) towards the development of the Guardian Alert(TM) Backup System.

The DAG expended approximately $925,060(CDN) towards further development of the Guardian Alert(TM) Backup System, thus bringing the total development costs of the Company's product to $3,642,275(CDN).

Further modifications to the product design may be required to meet the physical and technical specifications of certain OEMs or large customers in the aftermarket. All final product development work will be contracted with experienced manufacturers.

Royalties to Maple Consulting
______________________________

The Company entered into a Consulting Agreement with Maple Consulting Group which has a unique engineering expertise in microwave application and has applied this expertise in the design of the Guardian Alert Device.

Under the terms of the Agreement dated, May 2, 1997, the Company is to pay Maple Consulting Group, of Derry, New Hampshire ("Maple Consulting"), a royalty of $0.50(US) per unit for each unit sold up to a maximum of 200,000 units for units designed under the agreement between the Company and Maple Consulting.

There is no affiliation with the Company other than Maple Consulting Group is a Consulting Engineer to the Company. There is no family relationship with any of the Officers and Directors of the Company.

Operations-Manufacturing Capability
___________________________________

Maple Consulting has supervised the reconfiguration, miniaturization and redesign of the Guardian Alert(TM) Backup System for high-volume mass production. Mr. Williams has completed procedures and fixtures for testing completed units during production runs.

The Company does not plan to become directly involved in the manufacturing of the Guardian Alert(TM) Backup System. The Company has secured manufacturing relationships with two (2) manufacturing companies with the objective of securing high-volume, low-cost production capabilities. The Company will initially source parts for the Guardian Alert(TM) Backup System and manufacturing services from the following manufacturing outlets: MCF Electronic Services Inc., of Lowell, Massachusetts ("MCF"); Microwave Solutions Limited, of Hertfordshire, England, is being utilized for the manufacture and population of the circuit boards and for the production of the DRO Oscillator Unit
(a crucial component of the Guardian Alert(TM) Backup System); and S&S is currently assembling and packaging the unit. There are a number of other OEM-certified or highly reputable prospective manufacturing partners which the Company has available to manufacture the Guardian Alert(TM) Backup System.

Marketing Program
__________________

The Company's marketing program objectives will continue to target, the motor vehicle aftermarket and, the OEM markets. Several months are anticipated to negotiate OEM agreements and product development to accommodate specific OEM specifications.

The Company will continue to focus on the North American Commercial Fleet aftermarket. Plans respecting the geographic target markets may change, and depending upon the distribution opportunities that become available, particularly in the international markets, the Company proposes to pursue these opportunities as they arise.

Currently, the Company is implementing its marketing program objectives through S&S. The methods for the marketing program will consist of:

         * advertising, through the creation of (a) advertising literature; and
           (b) public relations programs;

         * product promotions, including the creation of sell-through aids; and

         * market development, which will involve the creation of sales plans, market research analysis, as well as other marketing activities relating to the Guardian Alert(TM) Backup System.

The Company further proposes to initially target the commercial, industrial, recreational vehicle and van/light truck segments of the market because of the lesser need of having installation capabilities in these segments, and the existence of more marketing approaches towards these segments. These include plans to strategically align the Company's distribution efforts with a distributor that distributes related type products into the auto aftermarket. The Company is planning a secondary approach in which it will seek out a major supplier/manufacturer within the target segment and develop an exclusive program with the supplier/manufacturer that will allow the Company to leverage the marketing significance that those entities will bring into the relationship.

S&S through its network of contacts in the auto aftermarket, plans to directly approach numerous organizations for strategic partnerships for the distribution of the Guardian Alert(TM) Backup System to the various segments of the auto aftermarket.

A general consumer advertising and promotional program designed with the intention of developing consumer awareness of and demand for the product is also planned. S&S has committed, through its Licensing Agreement with the Company, to expend a minimum of $875,000 for advertising, consumer and public awareness of the Guardian Alert(TM) Backup System.

Marketing and Distribution Agreement
____________________________________

On March 17, 1998, the Company (or "Sense") entered into a License Agreement with S&S Distributing of Elkhorn, Nebraska ("S&S") and the DAG whereby the Company, as Licensor, grants to S&S, as Licensee, in perpetuity the following sub-licenses pursuant to its rights under the DAG license:

         (a) an exclusive, revocable, non-transferable sub-license limited to the field of Conversion Vehicles and limited further to Personal Qualified Motor Vehicles, to make, use, sell, market and distribute the Product and Microwave Sensing Devices in the Territory, with the right to further sub-license its rights, such sub-licensing to be subject to the prior written consent of Sense;

         (b) a non-exclusive, revocable, non-transferable sub-license limited to the field of Conversion Vehicles and limited further to Commercial Qualified Motor Vehicles, to make, use, sell, market and distribute the Product and Microwave Sensing Devices in the Territory with the right to further sub-license its rights, such sublicensing to be subject to the prior consent of Sense; and

         (c) a non-exclusive, revocable, non-transferable sub-license limited to the field of aftermarket vehicles including Personal Qualified Motor Vehicles and Commercial Qualified Motor Vehicles to make, use, sell, market and distribute the Product and Microwave Sensing Devices in the Territory, with the right to further sub-license its rights, such sub-licensing to be subject to the prior written consent of Sense.

TheCompany may, at its sole discretion, and upon written application by Licensee, grant to Licensee exclusive, revocable, non-transferable sub-licenses with respect to specific market niches and/or customers (e.g. "quick lube retail establishments").

Product Distribution Channels
______________________________

The Company does not plan to be directly involved in the staffing of a distribution and sales organization exclusively for the Guardian Alert(TM) Backup System. However, the Company has contracted with S&S, for national advertising, customer service, and distribution of the Guardian Alert(TM) Backup System.

License Agreement
__________________

On January 16, 1992, S&A and DAG entered into a License Agreement whereby S&A acquired from the DAG certain manufacturing and marketing rights related to a patented back-up driver's aid system. S&A assigned to the Company all of its rights to the License Agreement on April 30, 1992. The License Agreement was subsequently amended on May 27, 1992, July 14, 1992, April 5, 1993, August 13, 1993, March 10, 1997, and May 29, 1997.

The amendments represented changes to the consideration as a result of changing regulatory policies of the VSE and requests made by the sponsoring brokerage firm. As a consequence, the number of escrow shares increased and the calculation of the earnout price changed, the number of units to be sold decreased, the funding requirement was dropped, and the licensing fee was paid by a Convertible Promissory Note.

Pursuant to the License Agreement and subsequent assignment, the Company acquired certain manufacturing and marketing rights related to the Guardian Alert(TM) Backup System as follows:

         * the exclusive worldwide right to manufacture the product;

         * the exclusive worldwide right to market and distribute the product for installation in the aftermarket for passenger automobiles, trucks, buses and any other uses covered by current or subsequent related patents granted the Licensors;

         * the exclusive right to enter into contracts for the sale of the product to Original Equipment Manufacturers ("OEMs") or to sub-license the manufacture of the product for the OEM's own use for a period of twenty-four (24) months from the date of acceptance of the License Agreement by the VSE; and

         * the exclusive worldwide right to sell the product to OEMs that it has entered into agreements within the term of the license, which is for a period of twenty-four (24) months.

Certain rights to the product have been specifically excluded from the License Agreement as follows:

         * the right to market the product to all federal, state, local and foreign government fleet vehicles will be retained by the DAG;

         * the right to market or license the product to General Motors ("GM") worldwide for a period of 360 days from the date of regulatory acceptance of the License Agreement by the VSE (the Company would still maintain the right to enter into an agreement with GM for the remainder of the twenty-four (24) month period that has been granted to negotiate agreements with OEMs);

         * the right to market the product to any other market not expressly defined in the License Agreement, including but not limited to construction, mining equipment and school buses; and

         * the right to manufacture the product for any OEMs contracted by the Licensors which are granted the right to manufacture for their own use. This would apply to agreements negotiated by the Licensors after the Company's exclusive twenty-four (24) month period, and would also apply to GM for the 360 day period following the date of acceptance by the VSE of the Agreement

The DAG has the right to purchase product from the Company for sale to any of the above defined excluded markets on the basis of cost plus ten percent (10%), FOB any manufacturing facility controlled by the Company. Cost is defined in the License Agreement as all costs of production, all operating costs, all royalty costs, and all general administrative costs divided by the number of units manufactured, so that the Company will essentially realize a net operating profit of ten (10%) from all sales to the DAG. The DAG will only be entitled to purchase units up to fifty percent (50%) of the Company's manufacturing capacity in order to meet the Licensors' needs.

Consideration for the License Agreement
________________________________________

The Consideration for the License Agreement is as follows:

         * the payment of $575,000(CDN) for a licensing fee;

         * the payment to a Patent Defense Fund consisting of a minimum payment of $100,000(CDN) per year commencing 10 days after the date of acceptance by the VSE of the License Agreement and on every anniversary of said acceptance for five (5) consecutive years and a further payment of $75,000(CDN) in the sixth year from the date of said acceptance; and

         * the payment of $1.00(US) per unit sold ($0.50(US) to be contributed by each the Company and the Licensors) until the total amount in the Patent Defense Fund reaches $1,000,000(US).

The Licensors agreed to accept a Promissory Note in lieu of payment of the $575,000(CDN) license fee for a term of fourteen (14) months from the listing date of the Company's shares on the VSE, which took place on October 27, 1997. The Promissory Note bears interest at a rate of 8.5% annually. In addition, the Company was given the option to settle any and all indebtedness owed to the Licensors, payable by the issuance of the Company's common stock, at a rate of the greater of at least $2.00(CDN) per share or the 10-day average closing price prior to the date of election to issue the Company's shares. The Company on December 23, 1998, exercised its option under the original License Agreement to pay the outstanding license fee of $575,000 by the issuance of the Company's common stock. Consequently, on October 25, 1999, the Company issued 66,628 shares at a deemed value of $8.63(CDN) per share to retire this obligation.

         * upon the completion of the RTO, a total of 2,500,000 performance escrow shares of the Company were subscribed for by the Licensors (the DAG) at $0.01(CDN) per share, and were distributed among the members of the DAG in proportion to each member's interest in the patent and in accordance with the Rules and Policies of the VSE. As of February 29, 2000, all of the 2,500,000 performance escrow shares were allocated to the DAG.

         * royalty payments to the Licensors:

              a)  $6.50(US) per unit on the first one million units sold;

              b) thereafter, the greater of $4.00(US) per unit sold or 6% of the wholesale selling price on units sold; and

              c) 50% of any fees paid to the Company in consideration for tooling, redesign, technical or aesthetic development or, should the Licensors receive a similar fee, the Licensors will pay 50% to the Company.

         * should the Company obtain a royalty agreement with an OEM, other than GM, whereby the manufacturer produces the product for its own equipment, the royalty shall be shared, one-third to the Company and two-thirds to the Licensors;

         * the Licensors have retained the right to market or license the product to GM for a period of 360 days from the date of acceptance for filing by the VSE of the Filing Statement. If the Licensors are not successful in reaching an agreement with GM, the Company has 360 days from the expiration date of the first period to attempt to do so. Should the Company be successful in entering into an agreement with GM during this time period, the Company will be entitled to receive 25% of royalties owing to the Licensors for units sold by GM;

         * the Company must manufacture and sell a minimum number of units as follows:

              (i) 30,000 units by the end of the calendar year containing the second anniversary of the date of commencement of commercial production;

              (ii) a cumulative total of 60,000 units by the end of the calendar year containing the third anniversary of the date of commencement of commercial production;
                         (iii) a cumulative total of 110,000 units by the end of
                   the calendar year containing the fourth anniversary of the date of commencement of commercial production;

              (iv) a cumulative total of 210,000 units by the end of the calendar year containing the fifth anniversary of the date of commencement of commercial production; and

              (v) an additional 125,000 units by the end of each calendar year thereafter.

"Commencement of Commercial Production" is defined in the License Agreement as "such time as the Licensee is capable of manufacturing the (Guardian Alert(TM) Backup System) in a market-ready form of 5,000 unit lots."

         * deliver to the Licensors, at no cost to the Licensors, a total of 200 Guardian Alert(TM) units from the first production run;

         * grant to the Licensors the right to purchase from the Company, units of up to 50% of the Company's manufacturing capacity for sale to the defined excluded markets on the basis of cost plus 10%, FOB any manufacturing facility controlled by the Company, with cost defined as all costs of production, all operating costs, all royalty costs, and all general administrative costs divided by the number of units manufactured, so that the Company will essentially realize a net operating profit of 10% from all sales to the DAG, in order to meet the Licensors' needs; and

         * no royalty payments will be due if commercial production for the DAG device does not commence.

Acquisition of Marketing Rights not Granted in the Original License Agreement
_____________________________________________________________________________

The Company in an effort to broaden the scope of their markets, offered to acquire the balance of the marketing rights not granted in the original License Agreement dated April 30, 1992, between the Company and the holders of the patents for the "Guardian Alert(TM)" microwave radar back-up device. On February 25, 1999, these patent holders accepted the Company's offer to acquire those marketing rights.

The new Agreement includes the right to market the product to all federal, state, local and foreign government vehicles, including postal vehicles, the rights to enter into manufacturing and marketing agreements with all OEM's worldwide, and the rights to any other markets not expressly granted to the Company in the original License Agreement including, but not limited to, school buses, construction equipment and mining equipment (the "Residual Licensing Rights").

At an extraordinary general meeting of its shareholders held on April 16, 1999, the Shareholders approved that the expiration date of January 27, 1999, of the non-transferable share purchase warrants previously issued by the Company be extended to October 27, 1999. Warrant holders exercised 663,229 warrants at $2.00(US) per share for a total of $1,949,893 and 73,900 warrants at $4.28 per share for a total of $464,949. There are currently no share purchase warrants outstanding.

Sub-License Agreement
_____________________

The Company's Licensee, S&S, with the consent of the Company and the DAG granted Electro-Motion, Inc. ("EMI"), of Fortworth, Texas, a sub-license to manufacture and market the driver's aid vehicle backup devices. The grant of the license to sub-license was subject to all the conditions set forth in the March 17, 1998 License Agreement. S&S granted to EMI an exclusive, revocable, personal, nontransferable sub-license, limited to the field of Conversion Vehicles, to make, use, sell, market and distribute Microwave Sensing Devices in the territory, with no express or implied rights to sub-license. As of February 29, 2000, the Company and the DAG had terminated the EMI Agreement for non-performance.

Consideration for the Sub-License Agreement
___________________________________________

As consideration for the grant of the Licenses, the Licensee hereby agrees to purchase from the Licensor the following minimum aggregate numbers of the Product and/or Microwave Sensing Device:

              (a) On or before the first anniversary date of this Agreement, a total of 30,000 units of the Product and/or the Microwave Sensing Device;

              (b) On or before the second anniversary date of this Agreement, a total of 60,000 units of the Product and/or the Microwave Sensing Device;

              (c) On or before the third anniversary date of this Agreement, a total of 110,000 units of the Product and/or the Microwave Sensing Device;

              (d) On or before the fourth anniversary date of this Agreement, a total of 210,000 units of the Product and/or the Microwave Sensing Device;

              (e) On or before the fifth anniversary date of this Agreement, a total of 335,000 units of the Product and/or the Microwave Sensing Device; and

              (f) On or before each subsequent anniversary date of this Agreement an additional total of 155,000 units of the Product and/or the Microwave Sensing Device per year.

As further consideration for the grant of the Licenses, the Licensee grants to the Company a non-exclusive right to manufacture and/or use the License Plate Mould in conjunction with the Product for all uses not exclusively sub-licensed to the Licensee in the Agreement. The parties agree to negotiate in good faith the terms of supply and purchase for the License Plate Mould. The Licensee grants to the Company a right of first refusal to purchase and use for its own purposes any further moulds that it develops for the purpose of selling the product into its markets.

The Company acknowledges and agrees that any and all molds, designs, written material, instructions, web pages, video, CD ROM's, custom application kits, wiring harnesses developed and created by the Licensee with respect to the Microwave Sensing Devices (the "Development Work") are the sole property of the
Licensee.   As further consideration for the Licensees, the Licensee agrees to expend a minimum $125,000(US) for the Development Work set out in this paragraph on or before twelve (12) months from the date of this Agreement. Such amount is to be expended directly by the Licensee or indirectly through its agents and/or customers.

As additional consideration for the Licenses, the Licensee covenants and agrees to conduct, at its sole expense, advertising programs for the Microwave Sensing Device using the trade name on a national basis in the United States, the advertisements are to enhance the visibility and identification of the Licensor's trade name by the public. The advertising program (including but not limited to print media, point of sale material, brochures, targeted bulk mailings, and new product releases) commenced on October 1, 1998. The Licensee will, directly or indirectly, allocate a minimum of $875,000(US) for such program on or before twelve (12) months from the date of the Agreement at gross card/rack rate. After the completion of the initial twelve (12) month period, the Licensee agrees to expend a minimum of $875,000(US) for each twelve (12) month period thereafter for the term of this Agreement. The Licensee will, at its sole discretion, have the right to use any appropriate media for such advertising.

Breakdown of Marketing Program Costs
____________________________________

In the event that the Company negotiates an agreement to supply an OEM with a version of the Guardian Alert(TM) Backup System, the Company anticipates a unit price of less than the wholesale selling price. The Company feels that it is likely that OEMs will negotiate royalty agreements whereby they are assigned the right to manufacture and sell the product as an option on their product line.
In such an event, the royalty per unit sold by each OEM, which would be shared with the Licensors pursuant to the terms in the License Agreement is one third to the Company and two thirds to the DAG. The License Agreement contemplates a royalty of $6.50(US) per unit for the first 1,000,000 units and the greater of $4.00(US) per unit or six percent (6%) of the selling price thereafter. In the event that the Company negotiates a higher per unit royalty than these levels, the same royalty sharing arrangement would apply.

Implementation Schedule
_______________________

Under the Agreement with S&S, S&S is required to maintain Guardian Alert(TM) Backup System sale quotas from 30,000 units the first year to 155,000 in the fifth year and every year there after. S&S is also required to expend $125,000(US) per year for product adaptation to motor vehicles and $875,000(US) per year for national advertising at card rate.

As of February 29, 2000, S&S has had completed the tooling and cutting of five
(5) moulds for the Guardian Alert(TM) Backup System housing. S&S has established two production lines for final testing, assembly, packaging, and shipping of the Guardian Alert(TM) Backup System. The Company has required S&S obtain in writing, approval from the Company before entering into any agreements with other distributors, issuing exclusive or non exclusive sales licenses, and establishing manufacturing facilities.

Market Acceptance
_________________

The Company has not requisitioned a formal nation wide marketing study by an independent marketing organization for its own purposes. Therefore, there can be no assurance that there is sufficient demand to support a national distribution of its current and proposed back up, driver's aid obstacle detection/collision warning system products by the Company.

Organizational Structure
________________________

The Board of Directors will continue, on an on going basis, to evaluate the Company's business objectives. Mr. Gerald McIlhargey, President, conducts the day-to-day operations of the Company and is presently the Company's only full time non-paid employee. The Company does not have any other full time or part time employees. The Company does, however, enlist the services of independent consultants for the engineering, manufacture, marketing and distribution of its Guardian Alert(TM) Backup System. As of February 28, 1999, the Company has entered into consulting agreements with Maple Consulting Group for engineering and production and S & S Distributing, LLC for marketing and distribution. The Company in the future may elect to hire full time employees as necessary.

Loan Agreements
_______________

The Company entered into loan agreements with four (4) individual parties of
which all are United States residents, to borrow a total of $250,000(US).   The
proceeds were to be used for a portion of the Company's working capital needs for the first twelve (12) months after the approval by the VSE of the RTO Agreement, which took place on October 24, 1997. The terms of the loans required payment of interest on the advanced funds at the rate of 7.5% per annum until the maturity date of fourteen (14) months from the date of the approval by the VSE of the RTO Agreement. In addition to the interest payable, the Company issued bonus shares consisting of 60,000 shares of its common stock at a deemed price of $1.00(US) per share. These shares were to be paid within five
(5) business days of the acceptance of the loan Agreements by the VSE, as provided by its Rules and Regulations.

The Company, on May 31, 1998, called for the $250,000(US) loan, which was to be deposited into the Company's operating account pursuant to the terms of the Loan Agreement. Of the $250,000(US) agreed upon proceeds, $230,000(US) was not advanced to the Company and was not deposited into the Company's operating account by two of the lenders. One lender was to deliver $115,000(US) and receive 27,600 bonus shares and the second lender was to deliver $115,000(US) and receive 27,600 bonus shares. The two parties entered into the loan Agreements with the Company several years before the Company called for the loans to be made. At the time the Company called for the loans to be made, the parties elected not to make the agreed upon loans. The issuance of the bonus shares was predicated on the parties making the loan, but since the loans were not made and the bonus shares would only be given to the lenders if the loans were made, the Company cancelled the bonus shares. The 55,200 bonus shares were returned to the Company's treasury. The Company proposes no further action and considers the transaction a nullity and of no further force and effect. As of February 28, 1999, $20,000(US) was advanced and deposited into the Company's operating account by the two other lenders. One lender delivered $12,000(US) and received 2,880 bonus shares and the second lender delivered $8,000(US) and received 1,920 bonus shares, consequently, the Company issued a total of 4,800 bonus shares.

Promissory Notes
_________________

The Company received $541,691(CDN)/$415,000(US) by the issuance of eighteen (18) Promissory Notes. These Promissory Notes bore interest at the rate of 8.5% to 9% per annum. The maturity date of the Notes was the earlier of fourteen (14) months after the Company's common stock was listed for trading or December 27, 1998. The Company issued 99,600 shares of common stock as a bonus with respect to these Notes. These transactions were subject to the approval of the VSE. The holders of the Promissory Notes were all residents of the U.S., the particulars of which as of December 31, 1997, are as follows:

Promissory Note Holder           Amount of Note          Number of Bonus Shares
______________________           ______________          ______________________

Steve Sommers                       US$50,000                    12,000
Gordon Bainbridge                      40,000                     9,600
Howard Ham (3 notes)                   62,500                    15,000
S. Douglas Kucera (2 notes)            10,000                     2,400
William Werner                         10,000                     2,400
John Albers                            10,000                     2,400
A.E. Gene Van Wie                      10,000                     2,400
Karly Van Wie                           8,000                     1,920
James Cannon                            5,000                     1,200
Dale L. Wieseman (4 notes)            188,500                    45,240
Mark Stecker                           11,000                     2,640
Rex Carpenter                          10,000                     2,400
                                       ______                    _______

                           Total:    $415,000(US)                99,600

A list of the Promissory Noteholders with an outstanding balance as of February 28, 1999, was as follows:

Name                                    Amount
_____                                   ________

Gordon Bainbridge(1)                    $40,000
William Werner(2)                        10,000
John Albers(2)                           10,000
A.E. Gene Van Wie(2)                     10,000
James Cannon(2)                           5,000
Rex Carpenter(2)                         10,000
                                        ________

                Total Outstanding       $85,000



(1) This Note was mutually extended by oral Agreement by the parties for a period of ninety days from the expiration date of December 27, 1998.

(2) These Notes were mutually extended by oral Agreement by the parties for one year, effective as of the expiration date of December 27, 1998.

As of February 29, 2000, the Company had paid off all of the Promissory Notes with accrued interest.

Performance Shares/Escrow Securities
____________________________________

The conditions governing the transfer, release and cancellation of the Performance Shares are as follows:

The Company's anticipated financial performance required to release the Performance Shares for trade is computed by multiplying the percentage of Performance Shares in relation to the total outstanding shares, which total outstanding is anticipated to be 6,991,211. This is then divided into the number of Performance Shares to obtain the percentage of Performance Shares (i.e. 3,250,000 divided by 6,991,211 which equals 46.49% of the total outstanding shares as Performance Shares). An earn-out factor is then obtained by squaring the Performance Shares percentage expressed as a decimal, and multiplying the result by four (4) (i.e. 0.4649 multiplied by 0.4649 by 4 equals 0.86, which represents the earn-out factor). The earn-out factor is then multiplied by the last trade price of the Company's shares as listed on the VSE. If such price was $0.95(CDN) per share (i.e. earn-out factor of 0.86 multiplied by $0.95 equals $0.817, which is the amount of cash flow needed to release one share of performance stock). Cash flow is defined as net income or loss before taxes, adjusted to add back the following expenses: (a) depreciation,
(b) amortization of goodwill and deferred research and development costs, excluding general and administrative costs, (c) expensed research and development costs, excluding general and administrative costs, and (d) any other amounts permitted or required by the Superintendent. The Company will likely apply for release on an annual basis, based upon the cumulative cash flow earned at the time.

The consideration for the Residual Licensing Rights is 2,880,000 performance escrow shares issued from the treasury of the Company. It is proposed that these performance shares will be earned out of escrow after the initial performance shares issued in November 1997 are earned out. Each of the new performance escrow shares are to be earned out for every $5.00(US)/ ($7.65(CDN)) of cash flow pursuant to the Company's audited statements, therefore, before all the shares are released, the Company must have cash flow of $24,664,500(CDN).
The Company has received the final acceptance needed from the Vancouver Stock Exchange to complete this transaction. In addition, the Company obtained disinterested shareholder approval to the transaction at an extraordinary general meeting of its shareholders held on April 6, 1999.

The Performance Shares can be voted, but cannot be traded. The Performance Shares were issued partly in consideration of its principals acting in the best interest of the Company. The Performance Shares Escrow Agreement provides that, if the Company is successful as a consequence of the efforts of the Principals, the Principals will be entitled to maintain their ownership of the escrowed Performance Shares and will be further entitled to a release of the shares from the terms of the Escrow Agreement in accordance with the general policies of the Superintendent of Brokers, and the policies of the VSE.

*The 6,991,211 shares of common stock outstanding is based on the completion of all stock issuance's contemplated in the transactions approved by the VSE dated, October 24, 1997. As of February 29, 2000, the Company had 10,511,813 shares of common stock issued and outstanding.

Competition
____________

There is an abundance of evidence throughout the industry literature that the automotive industry is actively involved in the research and development of back -up obstacle detection Systems. The proliferation of similar products to the DAG device on motor vehicle prototypes indicates that many OEMs may be planning to introduce such systems as an option on their motor vehicles in the coming years. The Company anticipates competition and expects some businesses will infringe upon the product patents. Therefore, the Company has established a Patent Defense Fund as previously set forth under "Establishment of a Patent Defense Fund" in this Registration Statement.

The Company is aware of competition in the backup warning field which use technologies other than the Doppler sensing radar technology. These various technologies such as TV Cameras, ultrasound, infrared and cross-view mirrors are available. However, management believes that the microwave sensing radar technology is superior to the other technologies employed by the competition due to sensing restrictions such as, mud, snow, or ice, heavy rain, fog, sleet, sunlight, darkness or other weather conditions.

Hindsight 20/20, a product manufactured by Sonar Safety Systems, employs the following primary features; ultrasonic detection, an audible and visual warning system, multiple detection zones and solid state components.

Delco Electronics Systems through Delco Electronics is in the development stage of a crash avoidance system that integrates existing vehicle features with new technologies and an understanding of driver needs to most cost effectively achieve reductions in the occurrence of automobile accidents. The vehicle will contain three detection sensors, two forward and one rear. The rear sensor and one of the forward sensors will employ microwave radar, while the remaining front sensor uses laser radar.

Most relevant to the Company is GM's Near Obstacle Detection ("NODS") system. NODS was developed for GM by Hughes Aircraft and Delco Electronics based directly upon the DAG microwave radar technology. Prototypes of the NODS were manufactured and tested on various GM car models as far back as 1988. The system was then scheduled to be available to the market for the 1992 model cars. More recent sources indicate, however, that NODS could be introduced as early as the 1999-2000 model car year.

Further evidencing GM's commitment to the development of obstacle detection systems, Delco Electronics, a subsidiary of GM Hughes Electronics, announced in early 1994 the introduction of "Forewarn" an aftermarket object detection system for school buses which utilizes the same microwave radar technology incorporated in NODS. While this market niche is specifically excluded from the Company's license, the DAG holds a patent specifically covering the application of its microwave radar technology in a school bus obstacle detection system. There are likely numerous other products under development by OEMs which have not been reviewed in industry literature.

At the present time, however, the Company can only identify five competitors; Echo Vision, Hindsight 20/20, Bosch, Valeo and Groenveld which is manufactured by Gintec LTD in Israel.

These are the Company's major ultrasound competitors. There are other devices that are operated by television, ultrasonic, laser, mirrors and inferred; however, all are distorted by sunlight glare, darkness, dirt and mud, rain, snow and sleet. The Guardian Alert(TM) Backup System is functional in all climatic conditions. The Company believes that it is in the best competitive position due to the nature of the functionality of its sensor, "real radar."

Uniqueness/Competitive Advantage
________________________________

There are two key competitive technologies to microwave radar that are utilized in the applications for back-up driver's aid systems - ultrasonic and infrared. The infrared systems utilize sensors that project infrared beams and detect reflected infrared light from objects in the scanned zone behind the vehicle, which activates an audio or visual alarm. Ultrasonic Systems work on the principle of emitting an ultrasonic sound burst and detecting a reflected energy wave returned to the source by contact with an object in the detection zone, again activating an alarm. The infrared and ultra sonic technologies were independently tested and evaluated along with a microwave radar system by the U.S. Bureau of Mines (Bureau of Mines Circular/1986) in a study of back-up driver's aid systems for mining vehicles. Infrared Systems were found to be the least reliable for detecting objects in the rear blind area. Bright sunlight and reflections from bright objects could trigger false alarms and their range depends upon the reflectivity of the detected object. Also, the narrow beam pattern necessitates the use of arrays of sensors to scan the desired zone, increasing system cost and complexity and decreasing reliability. Furthermore, both of the competitive technologies are to some degree affected by adverse weather conditions such as rain, fog, snow or wind. The Bureau of Mines Study found that the microwave radar system was not affected by weather conditions.

Proprietary Protection (Patents)
________________________________

TheThe original four (4) U.S. Patent applications covering various versions of the Driver Alerting Device resulted in the following:

        1. Serial No. 06/579,160 which matured into United States Patent No. 4,803,488 on February 7, 1989, which was Continued into Patent Number 5,028,920 on July 2, 1991 and was Reissued into Patent Number Re. 34,773 on November 1, 1994;

        2. Serial No. 06/633,523 which matured into United States Patent Number 5,250,945 on October 5, 1993;

        3. Serial No. 06/646,838 which matured into United States Patent No. 4,797.673 on January 10, 1989; and

        4. Serial No. 06/667,082 which matured into United States Patent No. 4,864,298 on September 5, 1989.

The Guardian Alert(TM) Backup System is patented in the following countries as well:

        1. Canada: Patent Application No. 461,828 resulted in Canadian Patent No.1-249- 871 issued on February 7, 1989.

        2. Australia: Patent Application No. 2197388 resulted in a patent issued on June 15, 1992.

        3. South Africa: Patent Application No. 88/6627 resulted in a patent issued on June 29, 1989.

        4. Taiwan: Patent Application No. 77106180 resulted in a patent issued on August 20, 1991.

        5. United Kingdom: Patent Application No. 88 212 35.2 resulted in a patent issued on August 21, 1992.

        6. Korea: Patent Application No. 88-11544 resulted in a patent issued on August 16, 1997.

In addition, there is currently an application pending in Japan.

European Patent Application No. 88308378.4 was filed on September 9, 1988, designating the countries of Austria, Belgium, France, Germany, Great Britain, Greece, Italy, Liechtenstein, Luxembourg, Netherlands, New Zealand, Spain, Sweden, and Switzerland, but was disallowed. The Company is planning a follow -up application with a narrower scope, which is anticipated to be granted.

A continuation patent (No. 5,028,920) was approved in the United States on July, 1991, which expands upon the claims granted in United States patent
(No. 4,803,488) granted February 7, 1989, and will protect the DAG technology through the year 2008. DAG received a Notice of Allowance for a reissue of the 1989 patent (No. 4,803,488) on May 6, 1994, to incorporate disclosure of prior art discovered during the process of filing the continuation patent. It formally reissued into Patent Number Re. 34,773 on November 1, 1994.

Establish Patent Defense Fund
_____________________________

The Company has established a Patent Defense Fund generated from the cash flow derived from the sale of the Guardian Alert(TM) Backup System to defend against infringements on the DAG patents. The License Agreement between the DAG and S&A, subsequently assigned by S&A to the Company, provides for the payment into the Patent Defense Fund. A minimum payment of $100,000(CDN) per year, for five
(5) consecutive years, and an additional $75,000(CDN) in the sixth year, commencing ten (10) days after the acceptance by the VSE of the License Agreement was to be paid into the Patent Defense Fund. (See "Consideration for
the License Agreement".)   As of March 23, 1999, the Company has deposited
$1,906.50(US) into the Defense Fund from the sale of 3,812 units. The payment of $100,000 due October 24, 1998 and October 24, 1999 were not remitted and the licensor has agreed to waive payments for the aforementioned two years. In addition, the Company and licensor have agreed to contribute equally into the Patent Defense Fund at the rate of $1.00(US) per unit sold, ($0.50(US) per unit sold contributed by both the Company and the Licensors) until the total in the fund reaches the equivalent of $1,000,000(US).

Trends
______

There are clear trends across the automobile manufacturing industry towards increased vehicle safety. Government legislation, increasing pressure from various auto safety groups and motor vehicle insurers and increased demand from the consumer market place have all applied pressure on the automotive industry to enhance vehicle safety. This pressure has facilitated the bringing of a multitude of new safety features to the market place.

The National Highway Traffic Safety Administration reported that 400 people die in the United States annually from accidents involving vehicles backing up. These fatalities, in conjunction with large property damage and personal injury claims resulting from back-up accidents represent significant reasons for the government and the insurance industry to take steps to facilitate the introduction of rear obstacle detection systems on motor vehicles.

The market potential for motor vehicle rear obstacle detection systems such as the Guardian Alert(TM) Backup System in the aftermarket and in OEM markets is substantial. There are presently more than 400 million cars on the road worldwide, with more than 150 million in North America, not including trucks, vans and other motorized vehicles. More than 35 million automobiles were manufactured worldwide in 1995, more than 8.5 million in North America, with steady growth forecast in both cases through 1998. The size of these markets and the forecast strength of the industry over the coming years are positive factors in evaluating the market potential for the Guardian Alert(TM) Backup System. According to the best information available, there are currently no back-up obstacle detection systems employing microwave Doppler radar similar to the Guardian Alert(TM) Backup System in the automotive market place.

Legislative Agenda
___________________

The Company is in the process of developing and implementing a legislative agenda focused upon gaining support from government officials and relevant legislative bodies for the adoption of enhanced safety features for motor vehicles, particularly for the Guardian Alert(TM) Backup System. In addition, the Company plans to work closely with the insurance industry to attempt to gain its support from motor vehicle insurers by offering a premium discount for the use of the Guardian Alert(TM) Backup System.

Over the past two (2) years, the Company has worked with engineers from the Department of Transportation (DOT), in the Department of Crash Test Avoidance in Washington, D.C. to test the merits of the Guardian Alert(TM) Backup System. The Company successfully demonstrated to the DOT the merits of the device.

In March of 1997, the Company's Representatives offered testimony and provided demonstrations to the State of Washington House and Senate Transportation Committees as they considered legislation on cross-view mirrors that would enhance the detection of objects in the rear of a vehicle as it backs up. The Company's Representatives offered testimony and comments that dealt with the need to expand the legislation to accommodate other devices apart from cross-view mirrors. The Company also assisted in the preparation of an amendment to Senate Bill 5727 in which such Bill passed in April of, 1998 with the Company's suggested Amendment. The State of Washington Highway Patrol was given the responsibility by the State Legislature to implement and enforce the new legislation and was also given the authority to approve any device other than cross-view mirrors.

On June 11, 1998, Representatives of the Company provided a demonstration to the Washington State Highway Patrol of the Company's back-up device at which time the Company received acceptance of its device as required by Senate Bill 5727. Through the date of this Registration Statement, there have only been a small number of non-mirror, electronic devices that have been approved by the State of Washington.

Obsolescence Factor
___________________

The Company is aware that there is on going research and development in the area of back-up collision warning/obstacle detection technology by many automobile industry participants. The likelihood of technological developments in the future impacting the Company's competitive position is considered high.

Future Developments
___________________

The Company anticipates that it will continue to enter into marketing relationships with distributors which have the financial capacity and expertise to advertise and adopt the Guardian Alert(TM) Backup System to certain niche markets as well as the general market place.

The Company has set a production and marketing schedule that is achievable if financing is secured in a timely manner and the development program is commenced immediately thereafter. Delays in the schedule would not in itself threaten the viability of the project, but may delay the opportunities available in the market place.

Government Regulations-Federal Communications Commission
________________________________________________________

Because the product is an emitting device, the Federal Communications Commission ("FCC") granted equipment authorization on October 31, 1995. The microwave signals emitted by the device can potentially interfere with radar detectors and other existing emitting systems. All FCC tests have been completed and a FCC certification in the name of Sense Technologies Inc. has been obtained. There are no other material regulatory approvals required for the Company to achieve its stated business objectives.

Foreign Listed Companies
_________________________

The Company is not incorporated or continued under the laws of a jurisdiction other than Canada or a province or territory of Canada.

Other Reporting Listed Companies
_________________________________

None of the officers, directors or promoters of the Company are members of other reporting listed companies.

Conflicts of Interest
______________________

There are no existing or potential conflicts of interest of any of the Directors, Officers or Promoters of the Company as a result of their outside business interests. However, Mr. Bruce Schreiner, a director of the Company, is also a 5% patent interest holder in the DAG.

Indebtedness of Directors, Officers, Promoters and Other Management
___________________________________________________________________

None of the Directors, Officers, Promoters or members of Management were indebted to the Company during the financial years ended February 28, 1998, February 28, 1999or February 29,2000.

Auditor
_______

The Company's auditors are Amisano Hanson Chartered Accountants of Suite 604, 1750 West Pender Street, Vancouver, B.C.

Material Contracts
___________________

The following is a list of all material contracts to which the Company is a party:

        (a) Assignment Agreement dated April 30, 1992 between the Company and S&A as described in "Consideration for the License Agreement";

        (b) License Agreement dated January 16, 1992 between S&A and the DAG, as amended on May 27, 1992, July 14, 1992, April 5, 1993, August 13, 1993, March 10, 1997 and May 29, 1997, and described in "Description and General Development of the Company";

        (d) Promissory Notes, and their extension, issued by the Company on various dates totaling $415,000(US) at 8.5% to 9% per annum.

        (f) Development and Consulting Agreement between the Company and Maple Consulting, dated May 2, 1997, as referred to in "Royalties to Maple Consulting"; and

        (g) Non-Exclusive Marketing Agreement with S&S Distributing, LLC., dated March 17, 1998.

All material contracts herein described may be inspected at the registered and records office of the Company at 750 - 750 West Pender Street, Vancouver, B.C., V6C 2T8, during normal business hours.

ITEM 2.  DESCRIPTION OF PROPERTY
         _______________________

Establishment of Corporate Offices
__________________________________

Currently, the Company leases and maintains it's corporate offices at Suite 305-595 Howe Street, Vancouver, B.C., Canada. The Company entered into a two (2) year lease with Trafalgar Financial (1985) Ltd. at a monthly rate of $1,000.00 per month through April 1, 2001.

The Company also has an office in Mr. Bruce Schreiner's office, at Grand Island, Nebraska. The office is located at 2535 N. Carlton Ave., Suite B, Grand Island, Nebraska 68803. Mr. Schreiner is an officer and director of the Company and provides the office, as needed, at no cost to the Company.

In addition, the Company has established an office at 14441 DuPont Court, Suite 103 in Omaha, Nebraska. The Company entered into a five-(5) year lease and pays $1,814 per month through September 1, 2000 and will then pay $1,851 per month through August 30, 2001.

The Company does not have existing property, plant or equipment that it owns or leases for marketing its products as part of its stated business objectives.

ITEM 3.	LEGAL PROCEEDINGS
        __________________

There is no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject.

ITEM 4.  CONTROL OF REGISTRANT
         _____________________

Except as set forth below, to the knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by another corporation or by any foreign government.

Aggregate Ownership of Securities
_________________________________

As of February 29, 2000, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by all Directors, Officers and insiders of the Company, is 4,136,628 shares, representing 39.35% of the total issued and outstanding shares of the Company.

Principal Holders of Voting Securities
______________________________________

The following table sets forth, as of February 29, 2000, the common stock ownership of each person known to the Company to be a beneficial owner of five percent (5%) of the Company's equity securities, each Director individually, and all directors and officers of the Company as a group. Each person has the sole voting and investment power with respect to the shares shown unless otherwise indicated.


                                                                                                 Approximate Percentage
                                                                          (1) Shares owned           Percentage of
Name and Address of Beneficial Owner                                         Beneficially          Shares outstanding
____________________________________                                      __________________    _______________________

William Biggs in Trust as Attorney in Bankruptcy for Land Paving Company.       591,750                   5.63%

Gerald McIlhargey/Burnaby, B.C.-Canada/President/Director(2)                    321,350                   3.06%

Stan Kingshott/Burnaby, B.C.-Canada/Director(2)                                    0                       n/a

SFS Resources, Inc.                                                           2,224,537                  21.16%

Steve Sommers(3)                                                                 69,000                    .66%

Bruce Schreiner/Grand Island, NE-U.S.A./Director(2)                             125,000                   1.19%

Dale  Wieseman                                                                  804,991                   7.65%

George Clark/Delta, B.C./Director(2)                                               0                       n/a

Patricia Russell/North Vancouver, B.C. /Corporate Secretary(2)                     0                       n/a

                                              Total as a group                4,136,628                  39.35%




(1) Based upon information furnished to the Company by either the directors and executive officers or obtained from the stock transfer agent of the Company.
(2) The Officers and Directors as a group (5) own a total of 446,350shares or 4.25% of the total outstanding common stock.
(3)     Steve Sommers is a controlling shareholder of SFS Resources, Inc.

Public and Insider Ownership
____________________________

The aggregate number of issued and outstanding voting securities held by the public is 6,375,185 shares and the aggregate number of voting securities held by officers, directors, and insiders is 4,136,628 shares, representing 60.65% and 39.35% respectively, of the total issued and Outstanding voting securities of the Company as of the date of this Registration Statement.

ITEM 5.  NATURE OF TRADING MARKET
         ________________________

On October 27, 1997, the Company's common stock was relisted for trading under the symbol SSE on the VSE. Prior to October 27, 1997, there was no market and the Company's common stock had not traded since May 4, 1992. The Company had previously traded under the symbol GGN on the VSE.

The following table shows the high and low sales prices in Canadian dollars for the Company's common stock on the VSE for the Company's last two (2) fiscal years.

Quarter                          High            Low            Trading Volume
_______                         ______          _____           _______________

1/1/98 to 3/31/98               $ 7.90          5.40                226,683
4/1/98 to 6/30/98                 9.75          6.75                202,395
7/1/98 to 9/30/98                11.40          8.50                207,383
10/1/98 to 12/31/98               9.50          6.00                 94,795
1/1/99 to 3/31/99                 8.40          6.00                150,615
4/1/99 to 6/30/99                10.30          8.10                125,709
7/1/99 to 9/30/99                10.40          7.60                134,051
10/1/99 to 12/31/99              10.00          6.50                124,727
1/1/00 to 2/29/00                12.80          7.20                168,765


As of February 29, 2000, there were 10,511,813 shares of the Company's no par value common stock issued and outstanding. The Company's shareholder list as provided by Pacific Corporate Trust Company indicated that the Company had 223 stockholders of record owning its common stock, and of which 211 (94.62%) of these stockholders are residents of the United States owning 9,688,979 (92.17%) of the shares issued and outstanding. Based upon the number of proxy statements and annual reports requested by depositors and brokers for the Company's last annual shareholders' meeting, the Company believes it has in excess of 500 beneficial owners of its common stock.

Brokers, corporations and trusts are registered as holding shares of common stock of the Company. Other than the shares held indirectly by Officers/ Directors, the Company has no specific knowledge as to the beneficial owners of these shares or the total number of these shares held on behalf of residents residing in the United States.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATION AFFECTING SECURITY HOLDERS
         _________________________________________________________________

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common stock. See Item 7 "Taxation". Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to thirty (30) days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investments is likely to be of net benefit to Canada.
If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

ITEM 7.  TAXATION
         _________

Management considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common stock in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the ITA), the regulations thereunder (the "Regulations") and the current publicly announced administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

Dividends
_________

Dividends paid on common stock of the Company to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the protocol signed on March 17, 1995 (the "Treaty"), provides that the normal 15% withholding tax rate is reduced by 5% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate by 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. However, the Company has not paid and does not anticipate paying dividends in the near future.

Capital Gains
_____________

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company's common stock is listed on a prescribed exchange and therefore will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, non-arms length persons, or the non-resident together with all such persons owned not less than 25% of the issued shares of any class of the capital stock of the Company.

In the case of a non-resident holder to whom shares of the Company represent axable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived from real property or natural resources situated in Canada. However, in such case, certain transitional relief under the Treaty may be available. In certain circumstances, the Treaty allows Canada to tax former residents on gains from the disposition of taxable Canadian property where such property was owned at the time of their departure from Canada or was received in substitution therefor in a transaction that is tax-free under Canadian law.

ITEM 8.  SELECTED FINANCIAL DATA
         ________________________

The summary of financial information set forth below is derived from more detailed financial statements and notes thereto appearing elsewhere in this Form 20-F. The Company maintains its books and records in Canadian Dollars, and has prepared its financial statements contained in this Form 20-F in accordance with generally accepted auditing standards in Canada. See "Report of Independent Auditors' and Financial Statements." All information should be read in conjunction with the financial statements of the Company and the notes contained elsewhere in this Form 20-F:

Certain US GAAP figures have been extracted from Note 16 to the financial statements.


                                Fiscal Year Ended                          Fiscal Year Ended February 28
                                  February 29
                                ____________________________________________________________________________
                                      2000                 1999         1998            1997            1996
                                      ____                 ____         ____            ____            ____

Revenue                            $473,835              $575,880     $    -           $    -          $    -
Gross profit (loss)                $(587,651)            $(496,789)   $    -           $(159,724)      $    -
Net loss                           $(1,566,554)          $(1,418,657) $(671,128)       $(159,724)      $ (98,756)
Net loss                           $(1,335,985)          $(1,616,370) $(2,865,845)     $(362,634)      $(273,664)
(US GAAP)
Net loss per share                 $(0.18)               $(.19)       $(.17)           $(.06)          $(.04)
Net loss per share                 $(0.26)               $(.38)       $(1.14)          $(0.18)         $(0.13)
(US GAAP)

Balance Sheet Data:
___________________

Current assets                     $3,089,210            $1,973,168   $1,402,799       $3,676          $2,130
Total assets                       $4,540,220            $3,518,421   $2,820,208       $381,618        $177,038
Total assets
(US GAAP)                          $2,906,526            $1,620,111   $1,168,809       $3,676          $2,130
Current liabilities                $288,349              $295,284     $1,834,370       $701,135        $336,831
Total liabilities                  $288,349              $295,284     $1,834,370       $701,135        $336,831
Shareholder's equity               $4,251,871            $3,223,137   $985,838         $(319,517)      $(159,793)
Shareholders Equity
(US GAAP)                          $864,052              $(429,298)   $(2,419,686)     $(697,459)      $(334,701)


*  All figures in this chart are listed as Canadian Dollars.

See "Financial Statements"

There were 10,511,813 shares issued and outstanding as of February 29, 2000, of which 4,942,061 shares are Performance Shares that will be released from escrow based on the performance of the Company.

For the periods covered in the above table, the Company incurred net losses of $3,914,819(CDN). These net losses are attributed to general and administrative expenses. Research and development costs for the years ended February 28, 1997 and February 29, 1996 were deferred until commercial production of the Guardian Alert(TM) Backup System commences, at which time the costs will be amortized on a straight line basis over five years or until the project is abandoned or sold or the License Agreement is in default at which time they will be written off. The Company invoiced its distributor amounts totaling $321,571(US) for product shipped in the year ended February 29, 2000. General and administrative expenses were proportionately higher in the fiscal years ended February 29, 2000, February 28, 1999 and February 28, 1998 as compared to previous years due to the Yorkton Securities sponsor fees, consulting fees, interest and bank charges, legal and accounting expenses, rent, and increased activity in travel, advertising, marketing and product sales activity.

During the periods set forth in the above table, cash was generated and the Company's activities were chiefly financed through equity financing (private placements) and debt financing by virtue of Promissory Notes, which were subject to regulatory acceptance. On the maturity date of the loans (the earlier of December 27, 1998 or fourteen (14) months after October 27, 1997, the listing date of the Company's shares), the Company received extensions of the maturity dates for a period of one year. The Company elected to pre-pay a portion of the notes to save on interest costs. As of February 29, 2000, the Company paid in full with accrued interest the Promissory Notes.

The Company had working capital of $2,800,861 as of February 29, 2000 and $1,677,884(CDN) as of February 28, 1999, and a working capital deficiency of $431,571(CDN) as of February 28, 1998. The ability of the Company to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and obtain the necessary financing to meet its obligations and repay its liabilities arising from the normal business operations when they come due.

The Company is not in arrears on payment of interest, or principal payment on borrowings it has made, and it has not declared any dividends. The Company is not in default in any debt covenants at present or during the most recent fiscal year.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         _______________________________________________________________________

         OF OPERATIONS
         _____________

The following discussion reviews the Company's operations for the three years ending February 29, 2000, February 28, 1999, and 1998, and sets forth management's analysis of such results. The following discussion and analysis should be read in conjunction with the financial statements of the Company and related notes thereto appearing elsewhere in this report, and is qualified in its entirety by the same and by other more detailed financial information appearing as exhibits in this report.

The Company's operations during the development stage have primarily focused on the research and development of the Licensed technology in order to market the technology to the automobile industry. Pursuant to a License Agreement and subsequent assignments, from S&A and the DAG, the Company acquired certain manufacturing rights and marketing rights related to the Guardian Alert(TM) System, as follows; the exclusive worldwide right to manufacture the product,the exclusive worldwide right to market and distribute the product.

The Company had 737,129 warrants exercised during the year ended February 29, 2000. Of these warrants, there were 663,229 exercised at $2.00(US) per share and 73,900 exercised at $4.28(US) per share. The Company has billed its distributor S & S Distributing, $383,161(US) for units that have been sold.

In the long term, the Company proposes to continue to manufacture the Guardian Alert Device in higher volumes, thereby increasing its revenues from the sale of the units.

The Company will continue to develop the Guardian Alert(TM) Back-up Warning System, and seek to generate revenues from the sale of prototypes and commercial fleet Guardian Alert(TM) Systems. The Company is in the process of attempting to obtain pre-production orders.

At February 29, 2000, the Company had inventory on hand which cost $1,485,701. The inventory consists of the following:

        a)      Guardian Back-up System-finished inventory          $1,449,004
        b)      LED Display and Sensor Board-component parts            36,697
                                       Total Inventory costs:       $1,485,701

Management is of the opinion that inventory costs will be recovered from future sales. The current selling price is $150.00(CDN) with cost being approximately $68.00(CDN).

Differences Between Financial Statements Prepared under Canadian and US GAAP:

Significant Differences exist between the financial statements prepared under Canadian and US GAAP. Under Canadian GAAP development costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP development costs must be expensed as incurred.

Under US GAAP the escrow shares are considered to be performance based compensatory arrangements. Compensation expense is measured by the difference between the fair value of the shares at the time of release and the amount paid for the shares. The escrow shares are only released upon the Company reaching certain cash flow standards. There is a possibility that the Company may not attain those cash flow standards, therefore, the possibility exists that the escrowed shares may never be released. If and when the escrow shares are released, a charge for compensation will be made to the income statement for the number of shares released multiplied by the difference between the market value of the stock less the purchase price of $0.01. Under Canadian GAAP a compensation expense is not recorded.

Under Canadian GAAP, basic earnings per share are calculated using the weighted average number of shares during the year. Under US GAAP basic earnings per share considers the weighted average number of shares outstanding during the year but excludes the 4,942,061 common shares escrowed. Note 16 to the financial statements, in addition, explains and quantifies the difference that exist between the financial statements prepared under Canadian and US GAAP.

Results of Operations
______________________

Under US GAAP development costs must be expensed as incurred. Accordingly, as disclosed in Note 16 to the financial statements, under US GAAP, an additional development expense is recorded. Under US GAAP, the Company reported a net loss of $ 1,335,985(CDN) or $0.26 per share for the year ended February 29,2000; a net loss of $ 1,616,370(CDN) or $0.38 per share for the year ended February 28, 1999; and a net loss of $ 2,865,845(CDN) or $1.14 per share for the year ended February 28, 1998.

Under Canadian GAAP for the year ended February 29, 2000, the Company reported a net loss of $1,566,554(CDN) or $0.18 per share. The Company reported a net loss of $1,418,657(CDN) or $0.19 per share and a net loss of $671,128 or $0.17 per share for the years ended February 28, 1999, and February 28, 1998 respectively.


The Company invoiced its distributor amounts totaling $321,571(US) for product shipped in the year ended February 29, 2000 compared with $383,571(US) for the year ended February 28, 1999. The Company did not generate any revenues from operations during the fiscal year ended February 28, 1998. The Company's net loss for each of the fiscal periods was attributable to general and administrative expenses. General and administrative expenses for the year ended February 29, 2000, were $ 999,081(CDN). General and administrative expenses reported by the Company was $1,070,520(CDN), and $466,511(CDN) for the fiscal years ended February 28, 1999, and February 28, 1998, respectively. Commencing with the fiscal year ended February 28, 1998, the net loss reported by the Company increased substantially as a result of legal fees and increased activity in travel, advertising, marketing and product sales activity.

Additional items affecting the net loss for the fiscal years ended February 29, 2000, and February 28, 1999 included foreign exchange. The Company reported a foreign exchange loss of $57,402 for the year ended February 29, 2000, and a foreign exchange gain of $8,410 for the year ended February 28, 1999.

For the years ended February 28, 1999 and February 28, 1998, automobile expense increased because the Company leased a vehicle to demonstrate the Guardian Alert(TM) Backup System. Capital taxes increased because of additional provincial taxes being charged to the Company. Insurance expense increased because of the increased cost of insuring the assets of the Company and ensuring the Company is covered for liability insurance. Interest and bank charges increased because of the increased costs of servicing the notes payable. Legal and accounting increased because of the increased audit fees and the increased legal fees pertaining to the securities lawyers increased filings, drafting of Agreements and other Vancouver Stock Exchange issues. Shareholder information and printing costs increased because of the cost of printing and mailing information to shareholders. Telephone expense increased because of increased usage of long distance services pertaining to the operations of the Company. Financing feesincreased as a result of common shares issued to the Promissory Note holders and individuals who guaranteed loan agreements. Foreign exchange expense increased due to the foreign exchange loss on US payables. Travel and promotion increased due to increased travel and promotional activities.

Consulting fees represent fees incurred by the Company in respect to engineering follow through and start-up of the manufacturing facility.

Development costs of the Company are deferred until commercial production of the Guardian Alert(TM) Device commences, at which time the costs are amortized on a straight-line basis over five years or until the project is abandoned or sold or the License Agreement is in default; at that time the costs will be written off. Deferred development costs related to the development of the Guardian Alert(TM) Device for the year ended February 28, 1996 were $174,908(CDN). An additional $203,034(CDN), $440,592(CDN), and $334,312(CDN) in such costs were deferred in the fiscal periods ended February 28, 1997, February 28, 1998, and February 28, 1999 respectively. Amortization of deferred development costs was commenced on August 1, 1998. Unamortized deferred development costs at February 29, 2000 totaled $785,678(CDN). Amortization of deferred development costs for the year ended February 29, 2000 totaled $230,569(CDN) and for the year ended February 28, 1999 totaled $136,599(CDN).

Liquidity and Capital Resources
_______________________________

At February 29, 2000, the Company had a cash position of $237,122(CDN), a decrease of $81,761(CDN) from the cash position at February 28, 1999.
Financing activities for the year ended February 29, 2000 generated $2,577,242, primarily from the issuance of common stock and there was a total of $255,724 spent on acquisitions of capital assets and on a deposit for vehicle sensing software. Operation activities used $2,403,279(CDN) including a net $1,210,648
(CDN) spent on inventory. Additionally, $1,566,544(CDN) was used to fund the net loss for the year.

At February 28, 1999, the Company had a cash position of $318,883(CDN), a decrease of $126,297(CDN) from the cash position at February 28, 1998. Financing activities for the year ended February 28, 1999 generated $2,917,591
(CDN) primarily from the issuance of common stock. There was $334,312(CDN) spent on deferred development costs for the year ended February 28, 1999. Operating activities used $2,709,936(CDN) including $268,744(CDN) spent on inventory and $606,356(CDN) used to repay advances. $139,525(CDN) was used to pay accounts payable and notes payable and $1,202,169(CDN) was used to fund the net loss for the period.

At February 28, 1998, the Company had a cash position of $445,180(CDN), an increase of $443,231(CDN) from the cash position at February 28, 1997.
Financing activities generated $1,793,008(CDN) in cash primarily from the issuance of common stock for the year then ended. Investing activities for the year ended February 28, 1998 used $1,015,592(CDN) in cash as follows: $575,000
(CDN) was spent on acquiring the license and $440,592(CDN) was spent on deferred development costs. Operating activities for the year-end used $334,185(CDN) primarily as a result of increases in the Promissory Notes receivable.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT
          ________________________________________


Name                      Age      Position in the Company          Position held since
____                      ___      _______________________          ___________________

Gerald McIlhargey         53      Chairman of the Board                    1989
                                  and President

                                                                           1993
George J. Clark*          65      Director

Bruce Schreiner           46      Chief Financial Officer                  1992
                                  and Director


Stan Kingshott*           60      Director                                 1997

Cynthia L. Schroeder*     40      Director                                 2000

Patricia Russell          47      Corporate Secretary                      1994


*  Outside independent directors who are also members of the audit committee.

The Directors and Officers of the Company are as follows:

Gerald Mcllhargey.  Mr. McIlhargey has been President and Chairman of the Board
_________________
of Directors since March, 1989. He is responsible for overall project coordination and strategic planning. Mr. Mcllhargey graduated with a Bachelor of Arts Degree and a Bachelor of Education Degree from Simon Fraser University in Burnaby, B.C. in 1972. He devotes 80% of his time to the affairs of the Company. Mr. Mcllhargey has experience in operating public companies, as well as in national automotive aftermarket sales and marketing. His experience with public companies include former Directorships in Barsand Resources Inc; Caravelle Resources Ltd; Catalina Energy & Resources Ltd; Chimera Resources Ltd; Collingwood Energy Ltd; Collins Resources Ltd; Consolidated Regal Resources Ltd; Corolla Resources Ltd; Corona Resources Ltd; ESI Industries Corp; Flyer Resources Ltd; Fresco Developments Ltd; GHK Resources Ltd; Greyhawk Resources Ltd; International Maple Leaf Resource Corp; Kap Resources Ltd; Lunar Resources Ltd; Madison Enterprises Corp; Maple Leaf Petroleum Ltd; and Regal Petroleum Ltd.

George J. Clark.  Mr. Clark has been an outside Director of the Company since
_______________
1993. Mr. Clark devotes 10% of his time to the affairs of the Company. Mr. Clark retired in April 1993 as the general manager and Vice-president of J.D. Sweid Ltd. ("Sweid"), a meat processing company. Sweid is not affiliated to the Company. From January 1989 to April 1993, Mr. Clark served as the general manager of Western Protein Foods, a food processing company. Western Protein is not an affiliate of the Company and it is unknown to the Company if it is still carrying on business. Mr. Clark has 25 years experience in high-volume production, sales and consumer marketing.

Bruce Schreiner.  Mr. Schreiner has been a Director of the Company since 1992.
_______________
Mr. Schreiner is responsible for all financial matters customarily related to the Company's operations and serves as the general manager, administration of the Company. Mr. Schreiner received a Bachelor of Arts Degree, from Hastings College in 1975, graduating magna cum laude, with majors in Economics and

Business Administration with an emphasis in accounting. Mr. Schreiner currently devotes approximately 50% of his time to the Company. Mr. Schreiner has been a certified public accountant since November 1991, to the present. Mr. Schreiner is presently a partner in Schroeder & Schreiner, P.C. ("S&S"), a certified public accounting firm. S&S is not an affiliate of the Company. Mr. Schreiner has experience in the wholesale automotive parts industry, electronic parts manufacturing and national-level retail marketing. Mr. Schreiner is also an expert in tax law and accounting.

Stan Kingshott.  Mr. Kingshott has been a Director of the Company since 1997.
______________
Mr. Kingshott has been active in the automotive and truck industry since 1955. He became involved in the marketing and distribution of automotive and truck aftermarket parts in 1964. From 1975 to 1990, Mr. Kingshott was the Sales Manager for B.C. and Alberta for Auto Marine Electric, the largest aftermarket parts distributor in B.C. (with 52 locations and a sales force of 60). In 1990, Mr. Kingshott acquired Carpak Packaging and Distributing Corp. and is currently involved in the sales and distribution of automotive aftermarket parts in Western Canada for Canadian and American manufacturers. Mr. Kingshott was elected to the Board of Directors of the Company at the 1997 Annual General Meeting.

Cynthia L. Schroeder, CPA.  Ms. Schroeder was appointed as an outside Director
____________________
and was also appointed Chairperson of the Company's Audit Committee on June 8, 2000. Ms. Schroeder from 1987 to the present has been the Senior Vice President and Chief Financial Officer of Bethphage located in Omaha, Nebraska. In her current position as a Certified Public Accountant, Ms. Schroeder is responsible for the financial analysis of ten corporations with a $90 million total annual operating budget, which provide services in forty (40) communities throughout fourteen (14) states and the United Kingdom. She is responsible for reviewing the financial condition of each organization with the respective CEO and to serve as staff liaison to each Board and related Finance and Audit Committees. From 1982 to 1987, Ms. Schroeder worked with Larsen, Schroeder & Associates, P.C. where she was a staff accountant and Manager for auditing, accounting and tax engagements. Ms. Schroeder has developed a strong background in accounting, financial management and regulatory reporting. Ms. Schroeder received a Bachelor of Science Degree in Accounting from the University of Nebraska and successfully passed the Certified Public Accountant exam in 1982. Ms.
Schroeder is a member of the American Institute of Certified Public Accountants and Nebraska Society of Certified Public Accountants.

Patricia Russell.  Ms. Russell has been the Corporate Secretary of the Company
________________
since April of 1994. Ms. Russell received a Bachelor of Commerce Degree in 1981 from the Concordia University, Montreal, Quebec, and she received a Graduate Diploma in Applied Management in 1991 from McGill University, Montreal Quebec. Ms Russell also received a C.E.G.E.P. Diploma in Social Sciences Sir John Abbott College, Ste.-Anne-de-Bellevue, Quebec and a Diploma in Microcomputer Business Applications in 1994 from Compucollege School of Business, Vancouver, B.C. Ms. Russell from 1994 to the present is working with OreQuest Consultants Ltd., of Vancouver, B.C. where her responsibilities include secretarial and accounting duties. Ms. Russell from 1991 to 1992 worked with The James E. Rogers Group Ltd., of Vancouver, B.C. where she was responsible for the processing of all new life insurance applications for the Seaboard Life Insurance Company. From 1990 to 1992, Ms. Russell worked with Teleglobe Canada as a temporary secretary/clerk in the Engineering and Finance departments. Ms. Russell from 1986 to 1989 worked for International Air Transport Association where her responsibilities included the review of travel agency financial statements for Agency Canada and assisted with the implementation of a computerized evaluation system.

There is no family relationship between any of the above named officers or directors.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS
          ______________________________________

Executive Compensation
______________________

In that it is the Company's intent to conserve cash, it has no standard arrangement to compensate Directors, Officers for services other than granting them stock options and as of February 29,2000 are listed below:


Director                  Number of Options       Price           Expiration Date
________                  __________________      _______        _________________

Bruce Schreiner(1)              140,000          CDN$1.12       5 years from the date of
George Clark                     10,000          CDN$1.12       the completion of the RTO
Stan Kingshott                   10,000          CDN$1.12       which took place on
                                                                October 24, 1997.

Cynthia L. Schroeder(2)          25,000          CDN$9.43       5 years from June 8, 2000


(1) As of February 29, 2000, Bruce Schreiner had purchased 174,560 shares for $195,560.20(CDN), however, these shares have not been issued.
(2) Cynthia Schroeder was appointed as a Director on June 8, 2000 and options were issued at that time.

Related Party Transactions
__________________________

Mr. Schreiner is a member of the DAG who subsequently became a Director of the Company after the Company entered into the License Agreement. Other than as set forth herein in this Annual Report, there were no assets or services acquired from an insider, promoter or member of Management by the Company during the six preceding financial years up through February 29, 2000.

During the year ended February 29, 2000 the Company paid compensation of $50,000(CDN) to Gerry McIlhargey, an Officer and Director of the Company.

Proposed Compensation
______________________

There are no proposed arrangements for compensation on termination of employment or change of control.

Compensation in the future will be dependent upon the success of the Company and its revenues. As of February 29, 2000, there are no written or oral agreements or understandings for employment or compensation for any director or officer of the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
          _______________________________________________________________

Options and Other Rights to Purchase Securities
_______________________________________________

The Company reserves ten percent (10%) of its issued and outstanding shares for issuance to Directors, Senior Officers, and key employees at prices set in accordance with the policies of the Vancouver Stock Exchange. Options provide an optionee with a form of incentive to act in the best interests of the Company. The granting of options is subject to regulatory approval by the VSE. Options are exercisable for a period of up to five (5) years and will be cancelled thirty (30) days after termination.

The Company had 10,511,813 common shares issued and outstanding as of the date of February 29, 2000.

As of February 29, 2000, there were 160,000 share purchase options outstanding entitling the holders thereof to purchase one common share of the Company at a price of $1.12(CDN) per share expiring October 27, 2002, 10,000 share purchase options outstanding entitling the holders thereof to purchase one common share of the Company at a price of $9.10(CDN) per share expiring June 22, 2003.

Subsequent to February 29, 2000, the Company issued 25,000 share purchase options entitling the holders thereof to purchase one common share of the Company at a price of $9.43(CDN) per share, expiring on June 8, 2005.

As of February 28, 1999, there were 978,068 share purchase warrants outstanding entitling the holders thereof to purchase one common share at a price of $3.02(CDN)/$2.00(US) for each warrant held with an expiration date of October 27, 1999. As of February 29, 2000, there are no share purchase warrants outstanding.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
          _______________________________________________

On October 27, 1997, the Company issued 152,000 of its no par value common stock as Performance Escrow Shares to one (1) individual, Gerald McIlhargey, for $1,520(CDN) which replaced Escrow Shares that were retired to the treasury.
See "Performance Shares/Escrow Securities".

On October 27, 1997, the Company issued 598,000 of its no par value common stock as Performance Escrow Shares to one (1) entity, SFS Resources, Inc., for $5,980(CDN) which replaced Escrow Shares that were retired to the treasury.
See "Performance Shares/Escrow Securities".

On October 27, 1997, the Company authorized the issuance of 2,500,000 performance escrow shares to the DAG which issuance has been approved by the VSE. However, these Performance Shares are held by the escrow agent. See "Performance Shares/Escrow Securities".

On October 27, 1997, one (1) individual, Gerald McIlhargey, exercised 314,560 Options for $352,307(CDN).

On June 11, 1998, one individual, Bruce Schreiner, exercised 174,560 Options for $195,507(CDN).

On February 2, 1998, one individual, George Clark exercised 5,000 Options for $5,600(CDN).

On May 29, 1998, one individual, Stan Kingshott exercised 5,000 Options for $5,600(CDN).

On October 28, 1998, one individual, Stan Kingshott exercised 5,000 Options for $5,600(CDN).

On June 16, 1999, one individual, George Clark exercised 5,000 Options for $5,600(CDN).

The Company believes that these transactions were negotiated at arms length and are believed by the Board of Directors to be on terms no less favorable to the Company than those which could have been obtained from unaffiliated third parties. All of the shares were issued pursuant to the Rules & Policies of the VSE.

                              PART II
                              _______

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
          __________________________________________

Not applicable

                              PART III
                              ________

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
          _______________________________

Not applicable


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          ____________________________________________________________
          SECURITIES
          __________

Not applicable


                              PART IV
                              ________

ITEM 17.  FINANCIAL STATEMENTS
          ____________________

Attached as part of this Annual Report is the financial statement of the Company for the fiscal year ended February 29, 2000


ITEM 18.  FINANCIAL STATEMENTS
          ____________________

Not applicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
          _________________________________

(a)     Financial Statements Filed as Part IV of this Annual Report.

(b)     See Index to Financial Statements on Page F-1.

(c)     Exhibits filed as part of this Annual Report.


        3.30 Office Building Lease Agreement between Allan Companies and Sense Technologies Inc., dated September 10, 1999.

        3.31    Raul Rodriguez Option Agreement.

        3.32    Diane Sommers Option Agreement.

        3.33.   Mark Johnson Option Agreement.

        3.34    Mark Johnson Employment Agreement.

        3.35    Agreement as to the Date of Commencement of Commercial
                Production.

        3.36 Amendment Agreement dated, March 8, 1999 to the License Agreement between the Driver Alert Group and Sense Technologies Inc. dated, January 16, 1992.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunder duly authorized.

						For and on Behalf of

						Sense Technologies, Inc.

                                                       /s/Gerald McIlhargey
                                                 By:  _____________________

                                                       Gerald McIlhargey
                                                       President

                           SENSE TECHNOLOGIES INC.
                              QUARTERLY REPORT
                     for the year ended February 29, 2000
                     ____________________________________


Schedule A:   Financial Information

                - See financial statements attached

Schedule B:   Supplementary Information

         1.   General and Administrative

                - See financial statements attached

              Advertising and Marketing

                   Advertising                                      $   47,241
                   Marketing                                           157,527
                                                                    __________
                                                                    $  204,768
                                                                    ==========


              Legal and Accounting

                   Accounting                                       $   29,001
                   Legal                                               102,174
                                                                    __________
                                                                    $  131,175
                                                                    ==========


              Aggregate amount of expenditures made to parties
                   not at arm's-length:                             $  191,600
                                                                    ==========


         2.    For the quarter under review:
               (a) The following common shares were issued:

                       Type of
              Date      Issue        #        Price     Proceeds    Consideration   Commission
              ____     _______       __       _____     ________    _____________   __________

           Dec. 2/99  Exercise of   347,062    $2.94    $1,020,362       Cash          $Nil
                        warrants             (US$2.00)

           Dec. 2/99  Exercise of    73,900    $6.29     $ 464,949       Cash          $Nil
                        warrants             (US$4.28)

           Dec. 22/99 Pursuant to  1,692,061   $0.01     $  16,921       Marketing     $Nil
                      an escrow                                          Rights
                      agreement


(b)	During the period there were no options granted.

3.	As at the end of the quarter:

        (a)     See Note 8 to the Financial Statements.
        (b)     See Note 8 to the Financial Statements.
        (c)     See Note 8 to the Financial Statements.
        (d) Directors: Gerald McIlhargey, George Clark, Stan Kingshott and Bruce Schreiner

Schedule C:	Management Discussion
                -       See attached

                           SENSE TECHNOLOGIES INC.
                               QUARTERLY REPORT
                     for the year ended February 29, 2000
                     ____________________________________


Schedule C:	Management Discussion

The company continues to develop its Guardian Alert(TM) warning system. The company is very pleased with the results of its research and development with five market ready installation packages.

The company, pursuant to a licence agreement and subsequent assignments with S&A and the DAG, has acquired certain manufacturing and marketing rights related to the Guardian Alert(TM) Systems as follows:

        - the exclusive world-wide rights to manufacture the product; and
        - the exclusive world-wide rights to market and distribute the product.

The company proposes to continue to manufacture the Guardian Alert(TM) back-up warning system, while seeking to expand revenues from markets in North America and abroad.

During the year ended February 29, 2000:

        - the company had 737,129 warrants exercised for a total of US$1,642,750;
        - the company retired a $575,000 promissory note payable to the DAG by the issuance of 66,628 common shares;
        - the company issued 1,692,061 performance escrow shares as per the agreement to vend into the company the balance of world-wide marketing rights to the Guardian Alert(TM). A further 1,187,939 performance escrow shares have been approved but have not been issued at this time.

The company did not incur investor relation costs during the year ended February 29,2000.

The company has not had any problems arise from the Year 2000 issue and foresees no future problems.

The company has recently actively pursued increased business opportunities with major Original Equipment Manufacturers as well as expansion of product distribution into the European market. Both areas of expansion are active and ongoing.

                           SENSE TECHNOLOGIES INC.
                       REPORT AND FINANCIAL STATEMENTS
                   February 29, 2000 and February 28, 1999
                         (Stated in Canadian Dollars)
                         ____________________________

                               AUDITORS' REPORT


To the Shareholders,
Sense Technologies Inc.

We have audited the balance sheets of Sense Technologies Inc. as at February 29, 2000 and February 28, 1999 and the statements of loss, deficit and cash flows for the years ended February 29, 2000, February 28, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the years ended February 29, 2000, February 28, 1999 and 1998 and in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.


Vancouver, Canada

April 13, 2000                                          Chartered Accountants

                           SENSE TECHNOLOGIES INC.
                                BALANCE SHEETS
                   February 29, 2000 and February 28, 1999
                         (Stated in Canadian Dollars)
                         ____________________________


                                    ASSETS       2000              1999
                                    ______      ______            ______

Current
        Cash                                 $   237,122      $   318,883
        Accounts receivable - Note 9             500,873          424,173
        Promissory note receivable - Note 3      848,016          882,063
        Inventory                              1,485,701          315,085
        Prepaids                                  17,498           32,964
                                               __________        __________

                                               3,089,210         1,973,168
        Deposit on software                      184,824                 -
        Capital assets - Note 4                   58,856                 -
        Licence fees - Note 5                    421,652           529,006
        Deferred development costs - Note 6      785,678         1,016,247
                                               _________       ___________

                                             $ 4,540,220       $ 3,518,421
                                             ===========       ===========


                                 LIABILITIES
                                 ___________

Current
        Accounts payable                     $   288,349      $   163,166
        Advances payable                               -            2,000
        Notes payable - Notes 7 and 9                  -          130,118
                                             ___________       __________

                                                 288,349          295,284
                                             ___________        _________


                             SHAREHOLDERS' EQUITY
                             ____________________


Share capital - Notes 8 and 13                 8,515,190       5,501,702
Shares subscribed - Note 8                       352,307         770,507
Contributed surplus                                7,500           7,500

Deficit                                       (4,623,126)     (3,056,572)
                                              ___________      __________

                                               4,251,871       3,223,137
                                              ___________      __________

                                             $ 4,540,220      $3,518,421
                                             ===========      ==========


Commitments - Notes 5, 8 and 11


APPROVED BY THE DIRECTORS:






"Bruce E. Schreiner", Director            "Gerald McIlhargey", Director
___________________                        _________________



                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                              STATEMENTS OF LOSS
      for the years ended February 29, 2000, February 28, 1999 and 1998
                         (Stated in Canadian Dollars)
                         ____________________________



                                        2000         1999       1998
                                         ____        ____        ____

Sales - Note 9                        $  473,835  $  573,880    $      -
Direct costs - Schedule 1              1,061,486   1,070,669           -
                                      __________  __________    ________


Gross margin (loss)                     (587,651)   (496,789)          -
                                      __________  __________   _________

Administrative Expenses
        Advertising and marketing        204,768     503,831     104,804
        Amortization                      12,044           -           -
        Automobile                        25,414      14,310       4,243
        Capital tax                       10,000      10,200       9,300
        Consulting fees - Note 9         304,941     127,145           -
        Filing fees                        6,305       6,236       7,443
        Insurance                         17,867      15,106      20,157
        Interest and bank charges-Note 9   6,201      55,205      58,625
        Investor relations                 7,548      37,063           -
        Legal and accounting             131,175     153,403     167,344
        Office and miscellaneous          12,240      13,746      14,560
        Rent                              34,280      15,050       8,500
        Shareholder information and
        printing                          21,084      17,777      24,257
        Sponsor fees                           -           -           -
        Telephone                          6,360       7,799      11,834
        Transfer agent fees                8,655       6,561       4,692
        Travel                            88,040      87,088      30,752
        Wages and benefits - Note 9      102,159           -           -
                                         ________  __________    ________

                                         999,081   1,070,520     466,511
                                         ________  __________    ________


Loss before other items                1,586,732   1,567,309     466,511


Loss before other items
  carried forward                      1,586,732   1,567,309     466,511
Other items:
        Financing fees (recovered)             -     (55,200)    159,600
        Interest income - Notes 3 and 9  (77,580)    (85,042)     (3,426)
        Foreign exchange (gain) loss      57,402      (8,410)     48,443
                                         ________  __________    ________


Net loss for the period             $  1,566,554  $1,418,657    $671,128
                                    ============  ==========    ========


Loss per share                      $       0.18  $     0.19    $   0.17
                                    ============  ==========    ========


Weighted average number of
 shares outstanding                    8,558,683   7,421,224   3,912,571
                                    ============  ==========   =========


                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                            STATEMENTS OF DEFICIT
      for the years ended February 29, 2000, February 28, 1999 and 1998
                         (Stated in Canadian Dollars)
                         ____________________________



                                2000             1999            1998
                                ____             ____            ____

Deficit, beginning of year    $3,056,572       $1,637,915     $  966,787

Net loss for the year          1,566,554        1,418,657        671,128
                              __________       __________     __________

Deficit, end of year          $4,623,126       $3,056,572     $1,637,915
                              ==========       ==========     ==========




                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                          STATEMENTS OF CASH FLOWS
      for the years ended February 29, 2000, February 28, 1999 and 1998
                         (Stated in Canadian Dollars)
                         ____________________________


                                                     2000            1999              1998
                                                     ____            ____              ____

Operating Activities
    Net loss for the period                         $(1,566,554)    $(1,418,657)      $ (671,128)
        Add (deduct) items not involving cash:
        Amortization                                     12,044               -                -
        Amortization of license fees                    125,400          69,869                -
        Amortization of deferred development costs      230,569         136,599                -
        Financing fees (recovered)                            -         (55,200)         159,600
        Write-off of inventory                           40,032          65,220                -
        Foreign exchange                                 34,047         (49,198)               -
                                                    ___________     ____________      __________

                                                     (1,124,462)     (1,251,367)        (511,528)

Changes in non-cash working capital balances related
to operations:
     Accounts receivable                                (76,700)       (412,438)         (11,466)
     Promissory note receivable                               -               -         (832,865)
     Inventory                                       (1,210,648)       (268,744)        (111,561)
     Prepaids                                            15,466         (31,506)               -
     Accounts payable                                   125,183          58,959          256,669
     Advances payable                                    (2,000)       (606,356)         514,656
     Notes payable                                     (130,118)       (198,484)        (213,090)
                                                     ___________       _________        _________


Cash used in operating activities                    (2,403,279)     (2,709,936)        (909,185)
                                                     ___________     ___________        _________


Financing Activities
     Proceeds from issuance of common shares          2,420,442       2,722,444        1,435,101
     Proceeds from share subscriptions                  156,800         195,507          357,907
                                                      _________       _________        _________



Cash provided by financing activities                 2,577,242       2,917,951        1,793,008
                                                      _________       _________        _________


Investing Activities
     Acquisition of capital assets                      (70,900)              -                -
     Deposit on software                               (184,824)              -                -
     Deferred development costs                               -        (334,312)        (440,592)
                                                      __________     ___________       __________


Cash used in investing activities                      (255,724)       (334,312)        (440,592)
                                                      __________     ___________       __________



Increase (decrease) in cash during the period           (81,761)       (126,297)         443,231
Cash, beginning of period                               318,883         445,180            1,949
                                                      __________     ___________       __________


Cash, end of period                                 $   237,122     $   318,883       $  445,180
                                                    ===========     ===========       ==========



Non-cash Transactions - Note 13



                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                      STATEMENTS OF SHAREHOLDERS EQUITY
     for the years ended February 29, 2000, February 28, 1999, 1998, 1997 and for the year ended February 29, 1996
                         (Stated in Canadian Dollars)
                         ____________________________





                                                 Common Stock
                                                 ____________

                                                Issued                         Contributed
                                                Shares         Amount          Surplus         Deficit       Total
                                                ______         ______          ___________     _______       _____

Cumulative totals at March 1, 1995             2,793,151    $  647,270         $         -   $  (708,307)  $  (61,037)
Net loss for the year ended February 29, 1996          -             -                   -      ( 98,756)     (98,756)
                                               _________    __________         ___________   ____________  ___________


Balance, February 28, 1996                     2,793,151       647,270                   -      (807,063)    (159,793)
Net loss for the year ended February 28, 1997          -             -                   -      (159,724)    (159,724)
                                               _________    __________         ___________   ____________  ___________



Balance, February 28, 1997                     2,793,151       647,270                   -      (966,787)    (319,517)
Issue of shares for cash pursuant to a
 private placement at - $0.92                  1,538,460     1,429,229                   -             -    1,429,229
        Deduct:  legal fees                       (1,628)            -                   -        (1,628)
Issue of shares for cash pursuant to
 an escrow agreement at - $0.01                  750,000             -               7,500             -        7,500
Cancellation of old escrow shares               (750,000)            -                   -             -            -
Issue of shares as a bonus pursuant to
 promissory notes and  loan facility agreements
 at - $1.00                                      159,600       159,600                   -             -      159,600
Issue of escrow shares to acquire rights to
 backup radar collision avoidance device
  - at $0.01                                   2,387,500        23,875                   -             -       23,875
Net loss for the year ended
 February 28, 1998                                     -             -                   -      (671,128)    (671,128)
Share purchase options subscribed during
 the year ended February 28, 1998                      -             -                   -             -      357,907
                                               _________      _________         __________     __________    _________


Balance, February 28, 1998                     6,878,711      2,258,346              7,500    (1,637,915)     985,838

                                                                     .../Cont'd.

                            SEE ACCOMPANYING NOTES

                                                                       Continued
                           SENSE TECHNOLOGIES INC.
                      STATEMENTS OF SHAREHOLDERS EQUITY
     for the years ended February 29, 2000, February 28, 1999, 1998, 1997 and for the year ended February 29, 1996
                         (Stated in Canadian Dollars)
                         _____________________________




                                                 Common Stock
                                                 ____________

                                                 Issued                         Contributed
                                                 Shares         Amount          Surplus          Deficit        Total
                                                 ______         ______          ___________      _______        _____

Balance carried forward, February 28, 1998      6,878,711       2,258,346            7,500     (1,637,915)      985,838
Issue of shares for cash pursuant to the
 exercise of options at - $1.12                   329,560         369,107                -              -       369,107
Issue of shares pursuant to debt
 settlement at - $7.43                             29,367         218,205                -              -       218,205
Conversion of share purchase options
 subscribed for in a previous year                      -               -                -              -      (357,907)
Share purchase options subscribed during
 the year                                               -               -                -              -       195,507
Issue of shares pursuant to the exercise
 of share purchase warrants - at $3.05 (US$2.00)  560,392       1,711,246                -              -     1,711,246
Issue of shares pursuant to a private
 placement - at $6.71                             149,031         999,998                -              -       999,998
Issue of shares pursuant to a finders
 fee agreement                                      6,634               -                -              -             -
Return to treasury of shares with respect
 to a previous finders fee                        (55,200)        (55,200)               -              -       (55,200)
Conversion of promissory note payable to
 shares subscribed                                      -               -                -              -       575,000
Net loss for the year ended
 February 29, 1999                                      -               -                -     (1,418,657)   (1,418,657)
                                                 _________       _________         _________    ___________  ___________


Balance, February 29, 1999                      7,898,495        5,501,702            7,500    (3,056,572)    3,223,137

                                                                      .../Cont'd

                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.               Continued
                      STATEMENTS OF SHAREHOLDERS EQUITY
     for the years ended February 29, 2000, February 28, 1999, 1998, 1997 and for the year ended February 29, 1996
                         (Stated in Canadian Dollars)
                         ____________________________






                                                 Common Stock
                                                 _____________

                                                 Issued                         Contributed
                                                 Shares         Amount          Surplus         Deficit         Total
                                                 ______         ______          ___________     _______         _____

Issue of shares pursuant to the exercise
 of warrants - at $2.94 (US$2.00)               663,229       1,949,893                   -            -     1,949,893
Issue of shares pursuant to the exercise
 of warrants - at $6.29 (US$4.28)                73,900         464,949                   -            -       464,949
Issue of shares pursuant to the exercise
 of options - at $1.12                            5,000           5,600                   -            -         5,600
Issue of escrow shares pursuant to a
 license agreement - at $0.01                   112,500           1,125                   -            -         1,125
Issue shares on conversion of a
 promissory note                                 66,628         575,000                   -            -       575,000
Conversion of shares subscribed in a
 previous year in respect of promissory
 note payable                                         -               -                   -            -      (575,000)
Issue of escrow shares pursuant to an
 agreement - at $0.01                         1,692,061          16,921                   -            -        16,921
Share purchase options subscribed during
 the year ended February 29, 2000                     -               -                   -            -       156,800
Net loss for the year ended
 February 29, 2000                                    -               -                   -   (1,566,554)   (1,566,554)
                                              __________        ________            ________  ___________   ===========


Balance, February 29, 2000                   10,511,813      $ 8,515,190           $  7,500  $(4,623,126)  $ 4,271,871
                                             ==========      ===========           ========  ============  ===========


                            SEE ACCOMPANYING NOTES

                                                                Schedule 1

                           SENSE TECHNOLOGIES INC.
                          SCHEDULE OF DIRECT COSTS
       for the years ended February 29 2000, February 28, 1999 and 1998
                         (Stated in Canadian Dollars)
                         ____________________________



                                                                              Cumulative
                                                                                 since
                                                                                March 1
                                              2000     1999       1998           1995
                                              ____     ____       ____        ___________
Direct costs
        Amortization of deferred
        development costs               $  230,569  $  136,599   $      -     $   367,168
        Amortization of license fees       125,400      69,869          -         195,269
        Cost of sales                      254,669     389,269          -         643,938
        Equipment rental                    29,701      15,282          -          44,983
        Freight and customs                 40,397      21,155          -          61,552
        Product engineering - Note 9       289,748     298,089          -         587,837
        Product testing                     12,662      35,210          -          47,872
        Royalties - Notes 9 and 11          38,308      39,976          -          78,284
        Write-off of inventory              40,032      65,220          -         105,252
                                        __________   _________    ________    ____________
                                       $ 1,061,486  $1,070,669  $       -     $ 2,132,155
                                       ===========  ==========  ==========    ============



                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                      NOTES TO THE FINANCIAL STATEMENTS
                   February 29, 2000 and February 28, 1999
                         (Stated in Canadian Dollars)
                         ____________________________


Note 1	Nature of Operations
        ____________________

        The company has acquired the right to manufacture and market a backup radar collision avoidance device for motor vehicles. The company's shares are publicly traded on the Canadian Venture Exchange and the NASDAQ Over the Counter Bulletin Board.

Note 2	Significant Accounting Policies
        _______________________________

        The financial statements of the company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 15, these financial statements conform in all material respects with GAAP in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

        The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

        a)    Organization
               ____________

              The company was incorporated pursuant to the British Columbia Act on May 25, 1988 as Graham Gold Mining Corporation. On October 27, 1997,the company changed its name to Sense Technologies Inc.

        b)    Inventory
               _________

              Inventory is stated at the lower of cost and net realizable value and consists of the following:

                                                     2000            1999
                                                     ____            ____
              Raw materials                      $   16,047       $   8,132
              Finished inventory                  1,449,004         234,083
              Work-in-progress                        2,650          72,870
                                                 __________       _________

                                                 $1,485,701       $ 315,085
                                                 ==========       =========

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 2



Note 2	Significant Accounting Policies - (cont'd)
        _______________________________

        c)    Capital Assets and Amorization
              ______________________________

              Capital assets are recorded at cost. Amortization is provided using the declining balance method at the following rates:

                Furniture and fixtures                   20%
                Computer equipment                       30%
                Computer software                       100%

Capital asset additions during the year are amortized at one-half rates.

        d)    License Fees and Deferred Development Costs
              ___________________________________________

              License fees and development costs of the backup radar collision avoidance device, which in the company's view has a clearly defined future market, are amortized on a straight line basis over five years. The balance of license fees and deferred development costs is reviewed on a yearly basis to determine whether impairment in value has occurred and whether a write-down is required. Estimated recoverable amounts are calculated based upon projected future cash flows. Management would deem the device to have no commercial value once the License Agreement (Note 4) is in default or when the project is abandoned.

        e)    Foreign Currency Translation
              ____________________________

              Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the transaction. Gains or losses are included in income of the year, except for the gains or losses relating to long-term receivables and debt which are deferred and amortized over the remaining term of the corresponding receivable or debt. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

        f)    Loss Per Share
              ______________

              Loss per share has been calculated based upon the weighted average number of shares outstanding during the year.

        g)    Fair Market Value of Financial Instruments
              __________________________________________

              The carrying value of cash, accounts receivable, promissory note receivable, accounts payable, advances payable and notes payable approximate fair value because of the short maturity of those instruments.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 3


Note 3	Promissory Note Receivable
        __________________________

        The promissory note receivable of US$585,000 (CDN$848,016) (1998:
        US$585,000 (CDN$882,063)) is due from a group of shareholders of the company. It is repayable on demand, bears interest at 9% per annum and is secured by a pledge of shares of a company owned by the aforementioned shareholders.

Note 4	Capital Assets
        ______________


                                                                         Net Carrying Value
                                                     Accumulated       February 29,     February 28,
                                        Cost         Amortization          2000             1999
                                         ____       ____________      _____________     ____________


        Furniture and fixtures        $  9,139       $       914        $    8,225       $         -
        Computer equipment              56,431             8,465            47,966                 -
        Computer software                5,331             2,666             2,665                 -
                                      ________       ___________        __________       ___________

                                      $ 70,901       $    12,045        $   58,856       $         -
                                      ========       ===========        ==========       ============



Note 5	License Fees
        ____________

        Acquisition Consideration:                                         2000             1999
                                                                           ____             ____
        Issuance of 4,192,061 escrow shares
        (1999:  2,387,500 escrow shares) - at $0.01                     $   41,921        $   23,875
        Issuance of 66,628 common shares on conversion of
        promissory note payable                                            575,000           575,000
                                                                        __________        __________

                                                                           616,921           598,875
        Less:  accumulated amortization                                   (195,269)          (69,869)
                                                                       ___________        ___________

                                                                        $  421,652        $  529,006
                                                                        ==========        ==========

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 4


Note 5	License Fees - (cont'd)
        ____________

        By an Assignment Agreement dated April 30, 1992 and amendments thereto dated May 27, 1992, July 14, 1992, April 5, 1993, August 13, 1993,
        March 10, 1997, May 29, 1997 and February 25, 1999 the company has been assigned the right, title, interest and obligations in a Licence Agreement dated January 16, 1992 to manufacture, market and distribute a microwave radar collision avoidance device for motor vehicles in consideration for the following:
         i) The payment of $575,000 for a licensing fee (issued a promissory note which was converted to 66,628 common shares at $8.63 per share);
        ii)   The issuance of 2,500,000 performance escrow shares (issued);
        iii) The issuance of 2,880,000 performance escrow shares (1,692,061 issued) in consideration for residual marketing rights not granted in the original agreement. These performance escrow shares will not be earned out until after the aforementioned 2,500,000 performance escrow shares have been earned out;

        iv) A minimum payment of $100,000 per year for 5 years commencing October 24, 1998 and a further minimum payment of $75,000 for the 6th year in a patent defence fund (total payments $575,000). The payments of $100,000 due October 24, 1998 and October 24, 1999 were not remitted and the licensor has agreed to waive the payments. In addition, the company and the licensor agree to contribute equally to the patent defence fund in the amount of US$1.00 per unit until the total in the patent defence funds equals US$1,000,000;

        v)    Various royalty payments to the licensors:
              a)      US$6.50 per unit on the first one million units sold;
              b) Thereafter, the greater of US$4.00 per unit sold or 6% of the wholesale selling price on units sold;
              c) 50% of any fees paid to the company in consideration for tooling, redesign, technical or aesthetic development or, should the licensors receive a similar fee, the licensors will pay 50% to the company.

        Should the company obtain a royalty agreement with an original equipment manufacturer, whereby the manufacturer produces the product for its own equipment, the royalty shall be shared as to one-third to the company and two-thirds to the licensors.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 5


Note 5	License Fees - (cont'd)
        ____________

        vi) The company must manufacture and sell a minimum number of units as follows:
              - 30,000 units by the end of the calendar year containing the second anniversary of the date of commencement of commercial production (December 31, 2001) (7,527 units sold at February 29, 2000);
              - a cumulative total of 60,000 units by the end of the calendar year containing the third anniversary of the date of commencement of commercial production;
              - a cumulative total of 110,000 units by the end of the calendar year containing the fourth anniversary of the date of commencement of commercial production;
              - a cumulative total of 210,000 units by the end of the calendar year containing the fifth anniversary of the date of commencement of commercial production;
              - an additional 125,000 units by the end of each calendar year thereafter.

        In the event that the company defaults on the minimum quantities of units to be manufactured and sold, it shall have a period of sixty days to cure same from the date of receipt of a written notice of the default is delivered by the Licensors. At the option of the company, the company may maintain the license in good standing by paying to the Licensors the royalty payment that would normally have been paid if the company had met its minimum quantities of units to be manufactured and sold. In the event that the minimum quantities are not manufactured and sold or the royalties are not paid in lieu as agreed to therein, the company will lose any exclusivity it holds;

        vii) Deliver to the licensors, at no cost to the licensors, a total of 200 units from the first production run (delivered);

        viii) Grant to the licensors the right to purchase units at cost plus 10% from any manufacturing facility controlled by the company in order to address the markets excluded from the license.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 6


Note 6	Deferred Development Costs
        __________________________

        Deferred development costs incurred to develop the backup radar collision avoidance device for motor vehicles are as follows:


                                                2000            1999
                                                ____            ____

        Production costs                    $  573,148         $  573,148
        Consultants                            579,698            579,698
                                            __________         __________

                                             1,152,846          1,152,846
        Less:  accumulated amortization       (367,168)          (136,599)
                                            ___________       ____________

                                            $  785,678         $1,016,247
                                            ===========       ============



Note 7	Notes Payable
        _____________

                                                2000            1999
                                                ____            ____


        Notes payable, payable to shareholders
        of the compay in US funds (US$Nil;
        1998:  US$86,303), bearing interest at
        9% per annum, unsecured and due
        December 31, 1999.                  $       -         $   130,118
                                            =========         ===========



Note 8	Share Capital
        _____________

        a)    Authorized:
              __________

              99,250,000 common shares without par value



        b)    Escrow:
              ______

              At February 29, 2000, 4,942,061 performance shares are held in escrow by the company's transfer agent. The release of these shares is subject to the direction or determination of the Relevant regulatory authorities.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 7


Note 8	Share Capital - (cont'd)
        _____________

        c)    Commitments:
              ___________

              Share Purchase Options
              At February 29, 2000, the following employee and director share purchase options were outstanding:

                        #               Exercise Price          Expiry Date
                      ____              ______________          ___________

                     20,000                 $1.12             October 27, 2002
                     10,000                 $9.10                June 22, 2003
                     40,000                $10.46                June 25, 2004
                     40,000                 $8.54             October 21, 2004
                     ______

                    110,000
                    =======





        d)    Shares Subscribed:
              _________________

              Shares subscribed represent cash received by the company in respect to 314,560 share purchase options exercised at $1.12 per share.

Note 9	Related Party Transactions - Notes 3 and 7
        __________________________

        As at February 29, 2000, included in accounts receivable is $342,492 (1999: 333,720) due from a company with a common shareholder and $156,094 (1999: $82,975) with respect to accrued interest receivable from shareholders of the company.

        As at February 29, 2000, included in notes payable is $Nil (1999:
        $130,118) due to shareholders of the company.

        During the year ended February 29, 2000, the company incurred product engineering costs of $48,375 (1999: $53,545) charged by shareholders of the company.

        During the year ended February 29, 2000, the company incurred consulting fees of $51,800 (1999: $Nil) paid to a related party for services charged by a director of the company.

        During the year ended February 29, 2000, the company recorded sales of $473,835 (1998: $573,880) to a company with a common shareholder.

        During the year ended February 29, 2000, the company incurred royalties of $35,572 (1999: $37,121) charged by shareholders of the company.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 8



Note 9	Related Party Transactions - Notes 3 and 7 - (cont'd)
        __________________________

        During the year ended February 29, 2000, the company incurred wages of $50,000 (1999: $Nil) paid to a director of the company.

        During the year ended February 29, 2000, the company incurred interest expense of $5,853 (1999: $54,205) in respect of notes payable due to shareholders of the company.

        During the year ended February 29, 2000, the company earned interest income of $77,580 (1999: $78,857) on the promissory note receivable from shareholders of the company (Note 3).

Note 10	Corporation Income Tax Loss Carry-Forwards
        __________________________________________

        At February 29, 2000 the company has accumulated non-capital losses totalling $3,753,649 which are available to offset taxable income of future years. These losses expire as follows:


                                2001              $       43,649
                                2002                      56,277
                                2003                      98,756
                                2004                     159,724
                                2005                     617,935
                                2006                   1,353,698
                                2007                   1,423,610
                                                   _____________

                                                  $    3,753,649
                                                  ==============





        At February 29, 2000, the company has accumulated Canadian development expenses of $31,599 and Canadian exploration depletion allowances of $22,537. These amounts carry forward indefinitely and are available to offset against taxable income of future years at various rates per year.

        The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 11	Commitments - Notes 5 and 8
        ___________

        In accordance with the terms of a development and consulting agreement dated May 2, 1997, the company has agreed to pay a royalty of US$0.50 for each unit sold of the backup radar collision avoidance device up to a maximum of 200,000 units.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 9


Note 11	Commitments - Notes 5 and 8 - (cont'd)
        ___________

        In addition, the company has lease commitments for its office in Omaha, Nebraska totalling approximately $150,000 over the next five years and for its Vancouver office totalling $12,000 over the next year.

Note 12	Comparative Figures
        ___________________

        Certain of the comparative figures have been reclassified to conform with the current year presentation.

Note 13	Non-cash Transactions
        _____________________

        Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements.

        During the year ended February 28, 1999, the following transactions were excluded from cash flows:
        i) The company issued 319,560 common shares pursuant to the exercise of share purchase options at $1.12 for which the funds had been received by the company in the previous fiscal year.
        ii) The company issued 29,367 common shares at $7.43 pursuant to a shares for debt agreement.
        iii) The company issued 6,634 common shares pursuant to a finders fee agreement.

        During the year ended February 29, 2000, the following transactions were excluded from cash flows:

        i) The company issued 66,628 common shares pursuant to a conversion of a promissory note payable.
        ii) The company issued a total of 1,804,561 performance escrow shares in respect of the terms of agreements to acquire the rights to the backup radar collision avoidance device and the residual marketing rights it had not previously acquired.

Note 14	Uncertainty Due to the Year 2000 Issue
        ______________________________________

        The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the company, including those related to customers, suppliers or other third parties, have been fully resolved.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 10


Note 15	Segmented Information
        ____________________

        The company operates within one business segment, the manufacture of a back-up radar collision device for motor vehicles. Revenues from S&S Distributing LLC represent 100% of the company's revenues for 2000 and 1999.


                               2000              1999            1998
                                  United            United              United
                        Canada    States    Canada  States     Canada   States
                        ______    ______    ______  ______     ______   _______

        Sales         $      -  $  473,835 $     - $ 573,880  $     -  $      -
        Capital assets       -      58,856       -         -        -         -




Note 16	Differences Between Canadian and United States Accounting Principles
        ____________________________________________________________________

        The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

        The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

        a)    Deferred Development Costs

              Under accounting principles generally accepted in Canada ("Canadian GAAP"), development costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") development costs must be expensed as incurred. Therefore an additional development expense is required under US GAAP.

        b)    Earnings Per Share

              Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding Warrants at the end of the year has been exercised at the beginning of the year.

              Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

              The 4,942,061 common shares currently escrowed have been excluded for reporting loss per share on a US GAAP basis.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 11


Note 16	Differences Between Canadian and United States Accounting
        _________________________________________________________
        Principles - (cont'd)
        __________

        (c)   Accounting for Income Taxes

              Under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the recognition criteria for deferred tax assets have not been met. Accordingly, the application of US GAAP does not result in a material difference from Canadian GAAP.

        d)    Accounting for Stock-based Compensation

              Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" requires that stock-based compensation be accounted for based on a fair value methodology, a although it allows an entity to elect to continue measuring stock-based compensation costs using the intrinsic value bases method of accounting prescribed by APB Opinion No. 25. The company measures stock-based compensation costs using the intrinsic value based method. Under the intrinsic value based method, escrow share compensation is the excess, if any, of the quoted market value of the stock at the date of issuance over the amount paid to acquire the stock.

              The potential effect on the result of operations upon the release of the escrow shares under US GAAP, with the assumption of a 35% valatility would be a stock compensation expense of $11,185,000 for the year ended February 28, 1998 and a stock compensation expense of $9,584,811 for the year ended February 29, 2000.

              Under Canadian GAAP, the escrow shares are issued at $0.01 per share pursuant to the policies of the Canadian Venture Exchange. There is no effect on the results of operations upon the release of the escrow shares, accordingly a compensation expense adjustment is not required.

        (e)   Accounting for Impairment of Long-Lived Assets

              In March, 1996, Statement of Financial Accounting Standards No. 12 "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of" was issued. Certain long-lived assets held by the company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined. The company does not believe that the adoption of this accounting policy would have a material effect on its financial position or results of operations under US GAAP.

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 12


Note 16	Differences Between Canadian and United States Accounting Principles
        ____________________________________________________________________
         - (cont'd)

        (f)   License Fees

              Under Canadian GAAP, the basis for assets recognition of the license is the cost to acquire the license of $616,921. Under
              US GAAP, because the acquisition of the license is with a related party (owner), the acquisition cost is the predecessor cost of $2,353,000. Under US GAAP where the fair value of the license is less than predecessor cost, the difference is charged to expense. Accordingly, an expense of $1,754,125 for the year ended
              February 28, 1998 is required under US GAAP.

        (g)   Promissory Note Receivable

              Under Canadian GAAP, the promissory note receivable is carried at cost when there is no impairment of value. Under US GAAP, because the note receivable, which is supported by a pledge of shares of a company owed by the aforementioned stockholders, is due from significant stockholders and as there is no specific terms as to its collection, such advances are treated as an effective dividend or capital withdrawal. For US GAAP the promissory note receivable has been treated as a reduction in shareholders' equity of $848,016 as at February 29, 2000 and $882,063 as at February 28, 1999.

        The impact of the above on the financial statements for the fiscal year ended February 29, 2000 and for the fiscal years ended February 28 is as follows:


                                                 2000           1999         1998
                                                 ____           ____         ____
        Net loss for the year
         per Canadian GAAP                  $(1,566,554)    $(1,418,657) $ ( 671,128)
        Amortization of deferred
         development costs                      230,569         136,599            -
        Deferred development costs                    -        (334,312)    (440,592)
        Write-down of license fee                     -               -   (1,754,125)
                                            ___________    ____________  ____________


        Net loss per US GAAP                $(1,335,985)    $(1,616,370) $(2,865,845)
                                            ============    ============ ============


        Basic loss per share US GAAP        $(     0.26)    $(     0.38) $(     1.14)
                                            ============    ============ ============


        Weighted average number of shares
        out-standing per US GAAP              5,068,860       4,283,724    2,508,462
                                            ============    ============  ===========



        Total assets per Canadian GAAP      $ 4,540,220     $ 3,518,421  $ 2,820,208
        Deferred development costs             (785,678)     (1,016,247)    (818,534)
        Promissory note receivable treated
        as reduction in shareholders' equity   (848,016)       (882,063)    (832,865)
                                            ____________    ____________  ___________


Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 13



Note 16	Differences Between Canadian and United States Accounting Principles
        ____________________________________________________________________
         - (cont'd)


                                                 2000           1999         1998
                                                 ____           ____         ____

        Total Assets per US GAAP            $ 2,906,526     $ 1,620,111  $ 1,168,809
                                            ===========     ===========  ==========



        Shareholders' Equity
        Deficit end of year per
          Canadian GAAP                     $(4,623,126)    $(3,056,572) $(1,637,915)
        Deferred development costs             (785,678)     (1,016,247)    (818,534)
        Write-down of license fees           (1,754,125)     (1,754,125)  (1,754,125)
        Promissory note receivable             (848,016)       (882,063)    (832,865)
                                            ____________    ____________  ___________


        Total Deficit US GAAP               $(8,010,945)    $(6,709,007)  $(5,043,439)
                                            ============    ============  ============



                            STATEMENT OF CASH FLOW
                    RECONCILING CANADIAN GAAP AND US GAAP
                       for the years ended February 28,
                       _______________________________



                                                 2000           1999         1998
                                                 ____           ____         ____
Operating Activities
        Net loss for the year              $(1,566,554)     $(1,418,657)  $(  671,128)
        Amortization                            12,044                -             -
        Deferred development costs                   -         (334,312)     (440,592)
        Write-down of license fees                   -                -     1,754,125
        Amortization of license fee             125,400          69,869             -
        Write-off of inventory                   40,032          65,220             -
        Amortization of deferred development
        costs                                   230,569         136,599             -
        Foreign exchange                         34,047         (49,198)            -
                                           ____________     ____________   ___________

                                             (1,124,462)     (1,530,479)      642,405

Changes in non-cash working capital
balances related to operations:
        Accounts receivable                     (76,700)       (412,438)      (11,466)
        Promissory note receivable                    -               -      (832,865)
        Inventory                            (1,210,648)       (268,744)     (111,561)
        Prepaids                                 15,466         (31,506)            -
        Accounts payable                        125,183        (214,446)      256,669
        Advances payable                         (2,000)       (606,356)      514,656
        Notes payable                          (130,118)       (773,484)      361,910
                                           _____________    ____________   ___________

                                             (2,403,279)     (3,837,453)      819,748
                                           _____________    ____________   ___________

Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 14



Note 16	Differences Between Canadian and United States Accounting Principles
        ____________________________________________________________________
         - (cont'd)

                           STATEMENT OF CASH FLOW                (cont'd)
                    RECONCILING CANADIAN GAAP AND US GAAP
                       for the years ended February 28,
                       ________________________________



                                                 2000           1999         1998
                                                 ____           ____         ____
Financing Activities
        Proceeds from issuance of common
         shares                               2,420,442      3,298,556      1,611,076
        Increase in shares subscribed           156,800        412,600        357,907
        Increase in contributed surplus               -              -          7,500
                                              _________      _________      _________

                                              2,577,242      3,711,156      1,976,483
                                              _________      _________      _________


Investing Activities
        Acquisition of capital assets           (70,900)             -              -
        License fees                                  -              -     (2,353,000)
        Cash held in escrow                    (184,824)             -              -
                                              __________     __________    ___________

                                               (255,724)             -     (2,353,000)
                                              __________     __________    ___________


Increase (decrease) in cash during the period   (81,761)      (126,297)       443,231


Cash, beginning of the period                   318,883        445,180          1,949
                                              ___________    ___________   ___________


Cash, end of the period                      $  237,122    $   318,883    $   445,180
                                             ==========    ===========    ===========


Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 15


Note 16	Differences Between Canadian and United States Accounting Principles
        _____________________________________________________________________
         - (cont'd)


        Shareholders' Equity reconciliation per US GAAP:
        ______________________________________________

        Deficit per Canadian GAAP February 28, 1995             $    708,307
             Add:    1996 Deferred development costs                 174,908
             Add:    1996 Operating loss                              98,756
                                                                ____________

        Deficit per US GAAP February 28, 1996                   $    981,971
             Add:    1997 Operating loss                             159,724
             Add:    1997 Deferred development costs                 203,034
                                                                ____________

        Deficit per US GAAP February 28, 1997                   $  1,344,729
             Add:    1998 Operating loss                             671,128
             Add:    1998 Deferred development costs                 440,592
             Add:    1998 Write-down of license fee                1,754,125
             Add:    1998 Promissory note receivable                 832,865
                                                                ____________

        Deficit per US GAAP February 28, 1998                   $  5,043,439
             Deduct: 1999 Amortization of deferred development
             costs                                                  (136,599)
             Add:    1999 Operating loss                           1,418,657
             Add:    1999 Deferred development costs                 334,312
             Add:    Promissory note receivable foreign
             exchange adjustment to February 28, 1999                 49,198
                                                                ____________

        Deficit per US GAAP February 28, 1999                   $  6,709,007
             Deduct: 2000 Amortization of deferred development
             costs                                                  (230,569)
             Add:    2000 Operating loss                           1,566,554
             Deduct: Promissory note receivable foreign
             exchange adjustment to February 29, 2000                (34,047)
                                                                _____________

        Deficit per US GAAP February 29, 2000                   $  8,010,945
                                                                ============



SEE ACCOMPANYING NOTES



Sense Technologies Inc.
Notes to the Financial Statements
February 29, 2000 and February 28, 1999 - Page 15

                                 Exhibit 3.30

                   Office Building Lease Agreement between
                 Allan Companies and Sense Technologies, Inc.
                           Dated September 10, 1999

                             OFFICE BUILDING LEASE

	This lease is entered into this tenth day of September, 1999 between Allan Companies, hereinafter referred to as "Landlord", and Sense Technology, Inc., hereinafter referred to as "Tenant."

                                   PREMISES

1. Landlord leases to Tenant suite number 103 on the first (1st) floor of the building known as Oak View Place, 14441 Dupont Court, Omaha, Douglas County, Nebraska 68144 (the "Building") containing 1,675 aggregate square feet of rentable area on the following terms and conditions. The premises leased pursuant to this Lease will hereinafter be referred to as the "Premises", as further defined on Exhibit "A" attached hereto and by this reference incorporated herein.

                                     TERM

2. This Lease shall be for the term of five (5) years beginning the 1st day of September 1999 and ending on the 30th day of August, 2004, unless terminated earlier as provided in this Lease.

                               USE OF PREMISES

3. The Premises, on the first (1st) floor are leased to the Tenant and are to be used by Tenant for general office use and for no other purpose. Tenant agrees to use the Premises in such a manner as to not interfere with the rights of other tenants in the Building, to comply with all applicable governmental laws, ordinances, and regulations in connection with its use of the Premises, to keep the Premises in a clean and sanitary condition, and to use all reasonable precaution to prevent waste, damage, or injury to the Premises.

                                     RENT

4. (a) Base Rent.  The total Base Rent under this Lease is One Hundred
Fourteen Thousand Three Hundred Thirty-Five and 35/100's ($114,335.35). Tenant agrees to pay Base Rent to Landlord c/o 14441 Dupont Court, Suite 301, Omaha, Nebraska 68144, or at any other place Landlord may designate in writing in lawful money of the United States, in equal monthly installments in advance, on the first day of each month as follows:

for the period from     9/1/99          to      8/30/00: $1,814.58 per month
for the period from	9/1/00		to	8/30/01: $1,850.88 per month
for the period from	9/1/01		to	8/30/02: $1,887.89 per month
for the period from 	9/1/02 		to 	8/30/03: $1,926.25 per month
for the period from	9/1/03		to	8/30/04: $1,964.86 per month

(b) Additional Rent. In addition to the Basic Rent, Tenant shall pay to Landlord, as additional rent, a pro rata share of all increases in the expenses of opening the Building, parking areas, and grounds ("Operating Expenses") over Base Year Operating Expenses. "Operating Expenses" shall mean costs of labor, material, and supplies for maintenance, repair, and operations of heating, air conditioning, water, sewer, gas, electricity, and other utilities serving the Building and grounds, all insurance costs, and all taxes and special assessments levied upon the Building, related parking areas, grounds, fixtures, and personal property used by Landlord at the Premises and management costs, including building managers. Operating Expenses shall not include property additions and capital improvements to the Property, alterations made for specific tenants, depreciation, debt service on long-term debt, or income taxes paid by Landlord.


"Base Year" shall mean the calendar year of 1999.

"Tenant's pro rata share" shall mean the percentage determined by dividing the square feet of the Premises as shown in Paragraph 1 by the square feet of the rentable area of the Building, which at the date hereof is agreed to be 16,998 square feet. Accordingly, Tenant's pro rata share shall be 10%.

Tenant's pro rata share of the Operating Expenses shall be determined on an annual basis for each calendar year ending on December 31 and shall be prorated for the number of months Tenant occupied the Premises if Tenant did not occupy the Premises the full year. In each year after the Base Year, Tenant shall pay on the first of each month in advance with Base rent an amount specified by Landlord for Tenant's estimated pro rata share of the Operating Expenses for the current year. Landlord may change this amount at any time upon written notice to Tenant. At the end of each year, an analysis of the total year's Operating Expenses shall be presented to Tenant and Tenant shall pay the amount, in any, by which the Tenant's pro rata share of the Operating Expenses for the year exceeded the amount of the Operating Expenses paid by Tenant. Tenant shall pay any such excess charges to the Landlord within thirty (30) days after receiving the statement. In the event this Lease terminates at any time other than the last day of the year, the excess Operating Expenses shall be determined as of the date of termination. Upon termination of this Lease, any overpayment of Operating Expenses by Tenant shall be applied to the amounts due Landlord from Tenant under this Lease and remaining overpayment shall be refunded to Tenant.

(c) Payment of Rent. Tenant agrees to pay the Base Rent, additional rent, and all other amounts required to be paid by Tenant under this Lease as and when due. In the event of nonpayment of any amounts due under this Lease, whether or not designated as rent, Landlord shall have all the rights and remedies provided in this Lease or by law for failure to pay rent.

(d) Late Charges. If the Tenant fails to pay Base Rent, together with the Tenant's pro rata share of the Operating Expenses and all other amounts required to be paid by Tenant under this Lease, on or before the third (3rd) business day after such payments are due, Tenant agrees to pay Landlord a late charge of 10% of the unpaid amount.

(e) Security Deposit.   As partial consideration for the execution of this
Lease, the Tenant has delivered to Landlord the sum of $1,814.58 as a Security Deposit. If Tenant fails to perform any of its obligations under this Lease, including without limitation payment of any Base Rent due, Landlord may use, apply, or retain all or any part of the Security Deposit for the payment of Base Rent or any other sums due, or for the payment of any amount Landlord may require by reason of Tenant's default. If any portion of the Security Deposit is so used, applied, or retained, Tenant will within ten (10) days after written demand of deposit cash with the Landlord in an account sufficient to restore the Security Deposit to its original amount. The Security Deposit will be returned to Tenant at the expiration of this Lease if Tenant has fully complied with all covenants and conditions of this Lease.

                                   SERVICES

5. Tenant shall furnish HVAC, electricity, water, and janitorial service to the Premises during normal business hours, and as such other times as Landlord may deem necessary or desirable in the manner customary to the Building. The costs thereof shall be included in the Operating Expenses of the Building. Landlord shall have the right to discontinue any service during any period for which rent is not promptly paid by the Tenant. Landlord shall not be liable for damages, nor shall the rental be abated, for failure to furnish, or delay in furnishing, any service when failure to, or delay in furnishing, is occasioned in whole or in part by any accident or casualty whatsoever, or by any unauthorized act of default or any employee of Landlord, or for any other causes or causes beyond the control of Landlord. Electricity furnished under this Lease is for the normal operation of a business office only and Landlord shall be entitled to make additional charges for excess electricity requirements.

                            ASSIGNMENT OR SUBLEASE

6. Tenant shall not assign this Lease or sublet the whole or any part of the Premises, transfer this Lease by operation of law or otherwise, or permit any other person except agents and employees of Tenant to occupy the Premises, or any part thereof, without this prior written consent of Landlord, which consent will not be unreasonably withheld. Landlord may consider, among other things, the following in determining whether to withhold consent: (a) financial responsibility of the new tenant; (b) identity and business character of the new tenant; (c) nature and legality of the proposed use of the Premises.

Landlord shall have the right to assign its interest under this Lease or the rent reserved hereunder.

                            TENANTS & IMPROVEMENTS

7. Tenant shall have the right to place partitions and fixtures and make improvements or other alterations in the interior of the Premises at its own expense. Prior to commencing any such work, Tenant shall first obtain the written consent of Landlord for the proposed work. Landlord may, as a condition to its consent, require that the work be done by Landlord's own employees and/or under Landlord's supervision, but at the expense of Tenant, and that Tenant give sufficient security that the Premises will be completed free and clear of liens and in a manner satisfactory to the Landlord. Upon termination of this Lease, at Landlord's option, Tenant will repair and restore the Premises to its former condition, at Tenant's expense, or any such improvements, additions, or alterations installed or made by Tenant, except Tenant's trade fixtures, shall become part of the Premises and the property of the Landlord. Tenant may remove its trade fixtures at the termination of this Lease provided Tenant is not then in default and provided further that Tenant repairs any damage by such removal.


                                   REPAIRS

8. Landlord agrees to make all necessary repairs to the exterior walls, exterior doors, windows, and corridors of the Building and to keep the Building in a reasonably clean, neat, and attractive condition. Landlord agrees to maintain the Building equipment and mechanical systems in good repair, but Landlord shall not be liable or responsible to Tenant for breakdown or temporary interruption of service.

Tenant agrees that it will make all repairs and replacements to the Premises not required to be made by Landlord, to do all redecorating, remodeling, alterations, and painting required by it during the term of the Lease at its own cost and expense, to pay for any repairs to the Premises or the Building made necessary by any negligence or carelessness of Tenant, or any of its agents or employees or persons permitted in the Building by Tenant, and to maintain the Premises in a safe, clean, neat and sanitary condition. Tenant shall be entitled to no compensation for inconvenience, injury, or loss of business arising from the making of any repairs by Landlord, Tenant, or other tenants to the Premises or the Building. In the event plumbing is or has been installed in the Premises, Tenant is responsible for the repair and maintenance of the plumbing system to the point where Tenant's system conforms with the Landlord's system. At the sole discretion of Landlord, Tenant may be required to install a meter to measure such water consumption.

                            CONDITION OF PREMISES

9. Except as provided herein, Tenant agrees that no promises, representations, statements, or warranties have been made on behalf of Landlord to Tenant respecting the condition of Premises, or the manner of operating the Building, or the making of any repairs to the Premises. By taking possession of the Premises, Tenant acknowledges that the Premises were in good and satisfactory condition when possession was taken. Tenant shall, at the termination of this Lease, by lapse of time or otherwise, remove all of Tenant's property and surrender the Premises to Landlord in as good condition as when Tenant took possession, normal wear excepted.

                     PERSONAL PROPERTY AT RISK OF TENANT

10. All personal property in the Premises shall be at the risk of Tenant only. Landlord shall not be liable for any damage as any property of Tenant or its agents or employees in the Premises caused by steam, electricity, sewage, gas or odors, or from water, rain, or snow which may leak into or flow into the Premises from any part of the building, or from any other place, or for any damage does to Tenant's property in moving same to or from the Building or the Premises. Tenant shall give Landlord, or its agents, prompt written notice of any damage to or defects in water pipes, gas or warming or cooling apparatus in the Premises.

                          LANDLORD'S RESERVED RIGHTS

11. Without notice to Tenant, without liability to Tenant for damages or injury to property, persons, or business, and without effecting an eviction of Tenant or disturbances of Tenant's use or possession or giving rise to any claim for abatement of rent, Landlord shall have the right to:

(a) Change the name or street address of the Building
(b) Install or maintain signs on or in the vicinity of the Building
(c) Have access to all mail facilities according to the rules of the United States Post Office Department
(d) At reasonable times, to decorate, and to make, at its own expense, repairs, alterations, additions, and improvements, structural or otherwise, in or to the Premises, the Building, or part thereof, and any adjacent parking area, building land, street, or alley and during such operations to take into and through the premises or any part of the Building all materials required and to temporarily close or suspend operations of entrances, doors, corridors, elevators, or other facilities to do so.
(e) Possess passkeys to Premises
(f) Show the Premises to prospective tenants, lenders, and purchasers at reasonable times.
(g) Take any and all reasonable measures, including inspections or the making of repairs, alterations, and additions and improvements to the Premises or to the Building, which Landlord deems necessary or desirable for the safety, protection, operation or preservation of the Premises or Building.
(h) Approve all sources furnishing signs, painting, and/or lettering to the Premises, and approve all signs on the Premises prior to installation thereof.

                                  INSURANCE

12. Tenant shall not use or occupy the Premises or any part thereof in any manner which could invalidate any policies of insurance now or hereafter placed on the Building or increase the risk covered by insurance on the Building or necessitate additional insurance premiums or policies of insurance, even if such use may be a furtherance of Tenant's business purposes. In the event any policies of insurance are invalidated by acts or omissions of Tenant, Landlord shall have the right to terminate this Lease or, at Landlord's option, to charge the Tenant for extra insurance premiums required on the Building on account of the increased risk caused by Tenant's use and occupancy of the Premises. Each party hereby waives all claims for recovery from the other for any loss or damage to any of its property insured under valid and collectible insurance policies to the extent of any recovery collectible under such policies. Provided that this waiver shall apply only when permitted by the applicable policy of insurance.

                                  INDEMNITY

13. Tenant shall indemnify, hold blameless and defend Landlord from and against, and Landlord shall not be liable to Tenant's on account of any and all costs, expenses, liabilities, losses, damages, suits, actions, fines, penalties, demands or claims of any kind, including reasonable attorney's fees asserted by or on behalf of any person, entity, or governmental authority arising out of or in any way connected with either (a) a failure by Tenant to perform any of the agreements, terms, or conditions of this Lease required to be performed by Tenant; (b) failure by Tenant to comply with any laws, statutes, ordinances, regulations or orders of any governmental authority; or (c) any accident, death, or personal injury, or damage to, or loss or theft of property which shall occur on or about the Premises of the Building except as the same may be the result of negligence of Landlord, its employees, or agents.

                             LIABILITY INSURANCE

14. Tenant agrees to procure and maintain continuously during the entire term of this Lease, a policy or policies of insurance in a company or companies acceptable to Landlord, as Tenant's own cost and expense, insuring Landlord and Tenant from all claims, demands or actions; such comprehensive insurance shall protect and name the Tenant as the Insured and shall provide coverage of at least $1,000,000.00 to any one person; $1,000,000.00 for injuries to persons in any one accident; and $1,000,000.00 for damage to property made by or on behalf of any person or persons, firm, or corporation arising from, related to, or connected with the conduct and operation of Tenant's business in the Premises, or arising out of and connected with the use and occupancy of sidewalks and other common areas by the Tenant, its employees, agents, or invitees. All such insurances shall provide that Landlord shall be given a minimum of ten (10) business days notice by the insurance company prior to cancellation, termination or change of such insurance. Tenant shall provide Landlord with copies of the policies or certificates evidencing that such insurance is in full force and effect and standing the term and provisions thereof. If tenant fails to comply with such requirements for insurance, Landlord may, but shall not be obligated to, obtain such insurance and keep the same in effect, and Tenant agrees to pay Landlord, upon demand, the premium costs thereof.

                      DAMAGE BY FIREE OR OTHER CASUALTY

15. If, during there term of this Lease, the Premises shall be so damaged by fire or any other cause except Tenant's negligence or intentional act so as to render the Premises untenantable, the rent shall be abated while the Premises remains untenantable; and in the event of such damage, Landlord shall elect whether to repair the Premises or to cancel this Lease, and shall notify Tenant in writing of its election within sixty (60) days after such damages. In the event Landlord elects to repair the Premises, the work or repair shall begin promptly and shall be carried on without unnecessary delay. In the event Landlord elects not to repair the Premises, the Lease shall be deemed cancelled as of the date of the damage. Such damage shall not extend the Lease term.

                                 CONDEMNATION

16. If any whole or any part of the Premises shall be taken by public authority under the power of eminent domain, then the term of this Lease shall cease on the portion of the Premises so taken from the date of possession and the rent shall be paid to that date, with a proportionate refund by Landlord to Tenant of such rent as may have been paid by Tenant in advance. If the portion of the Premises taken is such that it prevents the practical use of the Premises for Tenant's purposes, then Tenant shall have the right either (a) to terminate the Lease by giving written notice of such termination to Landlord not later than thirty (30) days after the taking; or (b) to continue in possession of the remainder of the Premises, except that the result shall be rent shall be reduced in proportion to the area of the Premises taken. In the event of any condemnation or taking of the Premises, in whole or in part, the entire resulting award of damages shall be the exclusive property of the Landlord including all damages award as compensation for diminution in value to the leasehold without any deduction for the value of any unexpired terms of this Lease, or for any other estate or interest in the Premises now or hereafter vested in the Tenant.

                                DEFAULT OR BREACH

17. Each of the following events shall constitute a default or a breach of this Lease by Tenant:

(a) If Tenant fails to pay Landlord any Base Rent or other payments when due hereunder.
(b) If Tenant vacates or abandons the Premises.
(c) If Tenant files a petition in bankruptcy or insolvency or for registration under any bankruptcy act, or voluntarily takes advantage of any such act by answer or otherwise, or makes an assignment for the benefit of creditors.
(d) If involuntary proceedings under any bankruptcy or insolvency act shall be instituted against Tenant, or if a receiver or trustee shall be appointed of all or substantially all of the property of Tenant, and such proceedings shall not be dismissed or the receivership or trusteeship vacated within thirty (30) days after the institution or appointment or
(e) If Tenant fails to perform or comply with any other term or condition of this Lease and if such nonperformance shall continue for a period of ten
    (10) days after notice thereof by Landlord to Tenant, time being of the essence.

                                EFFECT OF DEFAULT

18. In the event of any default or breach hereunder, in addition to any other right or remedy available to Landlord, either at law or in equity, Landlord may exert any one or more of the following rights:

(a) Landlord may re-enter the Premises immediately and remove the property and personnel of the Tenant, and shall have the right, but not the obligation to store such property in a public warehouse or at a place selected by Landlord, at the risk and expense of Tenant.

(b) Landlord may retake the Premises and may terminate this Lease by giving written notice of termination to Tenant. Without such notice, Landlord retaking will not terminate this Lease. On termination, Landlord may recover from Tenant all damages proximately resulting from the breach, including, but not limited to, the cost of recovering the Premises and the difference between the rent due for the balance of the Lease term, as though the Lease had not been terminated, and the reasonable rental value of the Premises, which sum shall be immediately due Landlord from Tenant.

                           SURRENDER-HOLDING OVER

19. Tenant shall, upon termination of this Lease, whether by lapse of time or otherwise, peaceably and promptly surrender the Premises to Landlord. If Tenant remains in possession after the termination of this Lease, without a written lease duly executed by the parties, Tenant shall be deemed a trespasser. If Tenant pays, and Landlord accepts, rent for a period after termination of this Lease, Tenant shall be deemed to be occupying the Premises only as a Tenant from month to month, subject to all terms, conditions, and agreements of this Lease, except that the Base Rent shall be 110% times the monthly Base Rent specified in this Lease immediately before termination.

                         SUBORDINATION AND ATTORNMENT

20. Landlord reserves the right to place liens and encumbrances on the Premises superior in lien and effect to this Lease. This Lease, and all rights of Tenant hereunder, shall, at the option of Landlord, be subject and subordinate to any lens and encumbrances now or hereafter imposed by Landlord upon the Premises or the Building or any part thereof, and Tenant agrees to execute, acknowledge, and deliver to Landlord, upon request, any and all instruments that may be necessary or proper to subordinate this Lease and all rights herein to any such lien or encumbrance as may be required by Landlord.

In the event any proceedings are brought for the foreclosure of any mortgage on the Premises, Tenant will attorn to the purchaser of the foreclosure sale and recognize such purchaser as the Landlord under this Lease. The purchaser by virtue of such foreclosure shall be deemed to have assumed, as substituted Landlord, the terms and conditions of the Lease accruing from and after the date on which the purchaser acquires for this to the Premises until the resale or other dispositions of its interest. Such assumption, however, shall not be deemed an acknowledgement by the Purchaser of the validity of any of the existing claims of Tenant against the prior Landlord, and the purchaser will have no liability for any claims arising prior to the date on which the purchaser acquired free title to the Premises.

Tenant agrees to execute and deliver such further assurances and other documents, including a new lease upon the same terms and conditions contained herein, confirming the foregoing, as such purchaser may reasonably request. Tenant waives any right of election to terminate this Lease because of any such foreclosure proceeding.


                                   NOTICES

21. Any notice to be given hereunder shall be given in writing and sent by personal delivery or certified mail to Landlord at c/o 14441 Dupont Court, Suite 301, Omaha, NE 68144 and to Tenant at the Premises or at such other address as either party may from time to time designate in writing. Each such notice shall be deemed to have been given at the time it shall be personally delivered to such address or deposited in the United States mail in the manner prescribed herein.

                             RULES AND REGULATIONS

22. Tenant and Tenant's agents, employees and invitees shall fully comply with all rules and regulations of the Building and related parking areas and grounds, as amended from time to time, which are made in part of this Lease as if fully set forth herein. Landlord shall have the right to expand such rules and regulations as Landlord deems necessary or desirable for the safety, care, cleanliness, or proper operation of the Premises, the Building, and the related parking areas and grounds.

                                MISCELLANEOUS

23. (a) Binding on Assigns: All terms, conditions, and appearances of this Lease shall be binding upon, apply, and insure to the benefit of the parties hereto and their respective heirs, representatives, successors, and assigns

    (b) Amendment in Writing. This Lease contains the entire agreement between the parties and may be amended only by subsequent written agreement.

    (c) Waiver-None. The failure of Landlord to insist upon strict performance of any of the terms, conditions and agreements of this Lease shall not be deemed a waiver of any of its rights or remedies hereunder and shall not be deemed a waiver of any subsequent breach of default of any such terms, conditions and agreements. The doing of anything by landlord which Landlord is not obligated to do hereunder shall not impose any future obligation or indirect nor otherwise amend any provisions of this Lease.

    (d) No Surrender. No surrender of the Premises by Tenant shall be effected by Landlord's acceptance of the keys to the Premises or of the rent due hereunder, or by any other reason whatsoever, without Landlord's written acknowledgement that such acceptance constitutes a surrender.

    (e) Limitation on Recourse. Tenant agrees that Tenant will look solely to the equity, estate, and property of Landlord in the Building and the real estate on which the Building is situated (subject to prior rights of the holder of any mortgage or deed of trust thereon) for the collection of any judgment requiring the payment of money by Landlord in the event of any default on the part of Landlord in the observance or performance of any of the terms, covenants, and conditions of this Lease to be observed or performed by Landlord; and Tenant understands and agrees that no other assets of Landlord (or shareholders, partners, officers, directors, or employees of Landlord) shall be subject to levy, execution, or other process for the satisfaction of any such judgment or for the enforcement of any rights or remedies of Tenant.

    (f) Landlord means Owner. The term "Landlord" as used in this Lease, so far as covenants or obligations on the part of Landlord are concerned, shall be limited to mean and include only the owner or owners at the time in question of the Building and the real estate on which the Building is situated, and in the event of any transfer or transfers of the title to such fee. Landlord herein named (and in case of any subsequent transfer or conveyance, the then grantor) shall be automatically freed and relieved from an after the date of such transfer or conveyance, of all liability as respects the performance of any covenants or obligations on the part of the Landlord contained in this Lease thereafter to be performed: provided that any funds in the hands of such Landlord or the then grantor at the time of such transfer has an interest, shall be turned over to the grantor, and any amount then due and payable to Tenant by Landlord or the then grantor under any provisions of this Lease shall be paid to Tenant.

     (g) Captions. The captions of the various paragraphs in this Lease are for convenience only and do not define, limit, describe the contents of such paragraphs.

    (h) Brokers. Tenant hereby warrants that no real estate broker has or will represent it in this transaction and that no finder's fees have been earned by a third party, except Landlord's broker, Pacific Realty Group, Inc.

    (i) Applicable Law. This Lease shall be governed by and construed in accordance with the laws of the State of Nebraska.

    (j) Tenant acknowledges and agrees that Pacific Realty Group, Inc. and any of its subsidiaries, related companies, employees, officers or agents represent, and have exclusively acted on behalf of the Landlord. Tenant has had the opportunity to retain licensed real estate brokers, consultants, or attorneys of its own choosing to review and approve this Lease. Tenant acknowledges that Pacific Realty Group, Inc. is not acting on behalf of Tenant in an agency, dual agency, advisory or any other capacity, and agrees to hold Pacific Realty Group, Inc. harmless from any liability, loss, damages, claims, expenses or cost in any manner related to or connected with the negotiation, preparation and execution of this Lease and any related documents or instruments.

                               OTHER PROVISIONS

24. Renewal Option. If this Lease then remains in full force and effect, Tenant shall have the option to renew this Lease for two (2) years commencing on September 1, 2004. Options must be exercised by written notice to Landlord February 28, 2004 and once exercised is irrevocable. The renewal rate will be an extension of the previous lease term with a two (2%) increase per year.

25. Parking. Tenant shall require all persons authorized by Tenant to use Tenant's parking stalls to strictly comply with all terms, rules and regulations applicable to parking in such parking stalls imposed by the owner or manager of the applicable parking facility, as well as any reasonable rules and regulations imposed by Landlord with respect thereto.

Until this Lease is executed on behalf of all parties hereto, it shall be construed as an offer to lease of Tenant to Landlord.

BY WITNESS WHEREOF, the parties hereto have executed this Lease the day and year first above written.

LANDLORD:
Allan Companies

By: /s/Clarke Stevens
-------------------------


TENANT:
Sense Technology, Inc.

By: /s/Gerald McIlhargey
-------------------------

                                  EXHIBIT "A"



                   [Schematic diagram of the office space.]

                                 Exhibit 3.31

                                Raul Rodriguez
                           Stock Option Agreement,
                             dated June 25, 1999

THIS STOCK OPTION AGREEMENT is made as of June 25, 1999.

BETWEEN:

                SENSE TECHNOLOGIES INC., a body corporate duly incorporated in the Province of British Columbia and having its head office at 305 - 595 Howe Street, Vancouver, B.C. V6C 2T5

                (the "Company")

                                                              OF THE FIRST PART

AND:

                Raul Rodriguez, of
                555 E. 10th Avenue #101
                Denver, Colorado 80203
                U.S.A.

                (the "Optionee")

                                                             OF THE SECOND PART

                WHEREAS the Company wishes to encourage the best efforts of the Optionee and to recognize the Optionee's efforts by granting to the Optionee an option to purchase shares in the capital stock of the Company in accordance with Vancouver Stock Exchange ("VSE") Listings Policy No. 23.

                NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

1.     	For the purposes of this Agreement, all references to the "Company" will include all subsidiaries, if any, of the Company.

2.    	The Optionee represents and warrants that the Optionee is one or more of the following (any of which are referred to herein as a "qualifying relationship"):

        (a)     a Director of the Company;

        (b) a Senior Officer (as that term is defined in the Securities Act (British Columbia)* (the "Act") of the Company; and/or





___________________________
* A Senior Officer of the Company includes the five highest paid employees (officers are deemed employees for purposes of this determination), but excluding commissioned salespersons who do not act in a managerial capacity.


1187111.so.3

        (c) an employee of the Company, or a corporation providing services to the Company, by meeting the criteria of one of the following categories:

                (i) the Company is making employee deductions at source for the Optionee (eg: income tax, UIC, CPP);

                (ii) the Optionee is a full-time dependent contractor spending approximately 35 hours or more per week working for the Company, and carrying out all such work under the control and direction of Company's management; or

                (iii) The Optionee is a part-time dependent contractor who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

3.	If the Optionee is a corporation, the Optionee represents and warrants that:

        (a) all of the issued and outstanding voting shares of the Optionee are beneficially owned by the Director, Senior Officer or individual who carries out the Optionee's work on behalf of the Company; and

        (b) the execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

4.    	The Company hereby grants to the Optionee an option (the "Option") to purchase all or any portion of 25,000 fully paid common shares (the "Optioned Shares") of the Company from treasury, exercisable at the price of $10.46 per share (the "Exercise Price"), on or before June 25, 2004 (the "Expiry Date").

5. The Option is exercisable by notice in writing to the Company accompanied by a certified cheque in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option; provided that if the Optionee is an employee, the Optionee will have satisfied the conditions precedent, if any, to the exercise of the Option set out in any existing employment or services agreement between the parties. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates in the name of the Optionee for the number of shares so purchased.

6.    	This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares.




1187111.so.3

7.    	The Option will not be transferable or assignable by the Optionee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.

8.   	If the Optionee should die while a Director, Senior Officer or employee of the Company, the Option may then be exercised by the legal heirs or personal representatives of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9.     	Subject to paragraphs 8 and 10 hereof, the Option will terminate on the earlier of 30 days after the Optionee ceases to be in a qualifying relationship with the Company, and the Expiry Date. For greater certainty, the Option also terminates 30 days after the disposition of a controlling interest in a subsidiary, if such disposition severs the qualifying relationship of the Optionee to the Company.

10.  	If the Optionee's qualifying relationship to the Company is terminated by the Directors for cause, or terminated by regulatory sanction or by reason of judicial order, the Option will immediately expire. The Optionee acknowledges that the Company is under no obligation to provide advance notice of the termination of the Option.

11.    	In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ratio.

12. 	The granting of the Option and any amendments hereto, will be subject to:

        (a)     the acceptance of the Vancouver Stock Exchange; and

        (b) if the Optionee is an "insider" (as that term is defined in the Act, including Directors, Senior Officers and 10% or greater shareholders) of the Company, the approval of the shareholders of the Company unless blanket approval to the grant of options to insiders and any amendments thereto was obtained at the last shareholders' meeting of the Company, and the Option may not be exercised prior to the satisfaction of such conditions.

13.   	The Optionee covenants and agrees to complete, execute and deliver to the Company the prescribed VSE form "Declaration of Stock Option Position" and such further documents as may be necessary to carry out the intent of this Agreement.




1187111.so.3

14.   	The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

15. 	Time will be of the essence of this Agreement.

16. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in paragraph 8.

17.    	This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

        IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.

The Common Seal of SENSE           )
TECHNOLOGIES INC. was hereunto     )
Affixed in the presence of:        )
                                   )         C/S
                                   )
  /s/Gerald McIlhargey             )
-----------------------            )
Authorized Signatory               )
                                   )
  /s/Patricia Russell              )
----------------------             )
Authorized Signatory               )
                                   )
                                   )    /s/Raul Rodriguez
SIGNED, SEALED AND DELIVERED       )    --------------------
In the presence of:                )    RAUL RODRIGUEZ
                                   )
/s/Robin Blues                     )
----------------------             )
Name       Robin D.A. Blues        )
        Barrister & Solicitor      )
          MORTON & COMAPNY         )
----------------------             )
Address                            )
                                   )
    1750-750 West Pender Street    )
      VANCOUVER, B.C. V6C 2T8      )
----------------------             )


1187111.SO.3

                                 Exhibit 3.32

                                Diane Sommers
                           Stock Option Agreement,
                             dated June 25, 1999

THIS STOCK OPTION AGREEMENT is made as of June 25, 1999.

BETWEEN:

                SENSE TECHNOLOGIES INC., a body corporate duly
                ----------------------
                incorporated in the Province of British Columbia and having its head office at 305 - 595 Howe Street, Vancouver, B.C. V6C 2T5

                (the "Company")

                                                              OF THE FIRST PART

AND:

                DIANE SOMMERS, of
                -------------
                130 Cumberland Way
                Alameda, California, U.S.A.

                (the "Optionee")

                                                             OF THE SECOND PART

                WHEREAS the Company wishes to encourage the best efforts of the Optionee and to recognize the Optionee's efforts by granting to the Optionee an option to purchase shares in the capital stock of the Company in accordance with Vancouver Stock Exchange ("VSE") Listings Policy No. 23.

                NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

1.     	For the purposes of this Agreement, all references to the "Company" will include all subsidiaries, if any, of the Company.

2.    	The Optionee represents and warrants that the Optionee is one or more of the following (any of which are referred to herein as a "qualifying relationship"):

        (a)     a Director of the Company;

        (b) a Senior Officer (as that term is defined in the Securities Act (British Columbia)* (the "Act") of the Company; and/or

        (c) an employee of the Company, or a corporation providing services to the Company, by meeting the criteria of one of the following categories:

___________________________
* A Senior Officer of the Company includes the five highest paid employees (officers are deemed employees for purposes of this determination), but excluding commissioned salespersons who do not act in a managerial capacity.




1187111.so.3

                (i) the Company is making employee deductions at source for the Optionee (eg: income tax, UIC, CPP);

                (ii) the Optionee is a full-time dependent contractor spending approximately 35 hours or more per week working for the Company, and carrying out all such work under the control and direction of Company's management; or

                (iii) The Optionee is a part-time dependent contractor who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

3.	If the Optionee is a corporation, the Optionee represents and warrants that:

        (a) all of the issued and outstanding voting shares of the Optionee are beneficially owned by the Director, Senior Officer or individual who carries out the Optionee's work on behalf of the Company; and

        (b) the execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

4.    	The Company hereby grants to the Optionee an option (the "Option") to purchase all or any portion of 15,000 fully paid common shares (the "Optioned Shares") of the Company from treasury, exercisable at the price of $10.46 per share (the "Exercise Price"), on or before June 25, 2004 (the "Expiry Date").

5. The Option is exercisable by notice in writing to the Company accompanied by a certified cheque in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option; provided that if the Optionee is an employee, the Optionee will have satisfied the conditions precedent, if any, to the exercise of the Option set out in any existing employment or services agreement between the parties. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates in the name of the Optionee for the number of shares so purchased.

6.    	This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares.

7.    	The Option will not be transferable or assignable by the Optionee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.



1187111.so.3

8.   	If the Optionee should die while a Director, Senior Officer or employee of the Company, the Option may then be exercised by the legal heirs or personal representatives of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

9.     	Subject to paragraphs 8 and 10 hereof, the Option will terminate on the earlier of 30 days after the Optionee ceases to be in a qualifying relationship with the Company, and the Expiry Date. For greater certainty, the Option also terminates 30 days after the disposition of a controlling interest in a subsidiary, if such disposition severs the qualifying relationship of the Optionee to the Company.

10.  	If the Optionee's qualifying relationship to the Company is terminated by the Directors for cause, or terminated by regulatory sanction or by reason of judicial order, the Option will immediately expire. The Optionee acknowledges that the Company is under no obligation to provide advance notice of the termination of the Option.

11.    	In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ratio.

12. 	The granting of the Option and any amendments hereto, will be subject to:

        (a)     the acceptance of the Vancouver Stock Exchange; and

        (b) if the Optionee is an "insider" (as that term is defined in the Act, including Directors, Senior Officers and 10% or greater shareholders) of the Company, the approval of the shareholders of the Company unless blanket approval to the grant of options to insiders and any amendments thereto was obtained at the last shareholders' meeting of the Company, and the Option may not be exercised prior to the satisfaction of such conditions.

13.   	The Optionee covenants and agrees to complete, execute and deliver to the Company the prescribed VSE form "Declaration of Stock Option Position" and such further documents as may be necessary to carry out the intent of this Agreement.

14.   	The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

15. 	Time will be of the essence of this Agreement.


1187111.so.3

16. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in paragraph 8.

17.    	This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

        IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.

The Common Seal of SENSE           )
TECHNOLOGIES INC. was hereunto     )
Affixed in the presence of:        )
                                   )         C/S
                                   )
  /s/Gerald McIlhargey             )
-----------------------            )
Authorized Signatory               )
                                   )
  /s/Patricia Russell              )
----------------------             )
Authorized Signatory               )
                                   )
                                   )    /s/Diane M. Sommers
SIGNED, SEALED AND DELIVERED       )    --------------------
In the presence of:                )    DIANE SOMMERS
                                   )
                                   )
----------------------             )
Name                               )
                                   )
                                   )
----------------------             )
Address                            )
                                   )
----------------------             )


1187111.SO.3

                                 Exhibit 3.33

                                 Mark Johnson
                           Stock Option Agreement,
                           dated October 21, 1999

THIS STOCK OPTION AGREEMENT is made as of October 21, 1999.

BETWEEN:

                SENSE TECHNOLOGIES INC., a body corporate duly
                ----------------------
                incorporated in the Province of British Columbia and having its head office at 305 - 595 Howe Street, Vancouver, B.C. V6C 2T5

                (the "Company")

                                                              OF THE FIRST PART

AND:

                MARK JOHNSON, of
                ------------
                906 East 7th Street
                Hastings, Nebraska
                68901 U.S.A.

                (the "Optionee")

                                                             OF THE SECOND PART

                WHEREAS the Company wishes to encourage the best efforts of the Optionee and to recognize the Optionee's efforts by granting to the Optionee an option to purchase shares in the capital stock of the Company in accordance with Vancouver Stock Exchange ("VSE") Listings Policy No. 23.

                NOW THEREFORE in consideration of the mutual covenants and agreements herein, the parties agree as follows:

1.     	For the purposes of this Agreement, all references to the "Company" will include all subsidiaries, if any, of the Company.

2.    	The Optionee represents and warrants that the Optionee is one or more of the following (any of which are referred to herein as a "qualifying relationship"):

        (a)     a Director of the Company;

        (b) a Senior Officer (as that term is defined in the Securities Act (British Columbia)* (the "Act") of the Company; and/or

        (c) an employee of the Company, or a corporation providing services to the Company, by meeting the criteria of one of the following categories:

___________________________
* A Senior Officer of the Company includes the five highest paid employees (officers are deemed employees for purposes of this determination), but excluding commissioned salespersons who do not act in a managerial capacity.


1187112.so002.doc

                (i) the Company is making employee deductions at source for the Optionee (eg: income tax, UIC, CPP);

                (ii) the Optionee is a full-time dependent contractor spending approximately 35 hours or more per week working for the Company, and carrying out all such work under the control and direction of Company's management; or

                (iii) The Optionee is a part-time dependent contractor who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

3.	If the Optionee is a corporation, the Optionee represents and warrants that:

        (a) all of the issued and outstanding voting shares of the Optionee are beneficially owned by the Director, Senior Officer or individual who carries out the Optionee's work on behalf of the Company; and

        (b) the execution of this Agreement and all related documents by the Optionee have been duly authorized, and the Optionee has the full power and capacity to enter into this Agreement.

4. The Company hereby grants to the Optionee an option (the "Option") to purchase all or any portion of 40,000 fully paid common shares (the "Optioned Shares") of the Company from treasury, exercisable at the price of $8.54 per share (the "Exercise Price"), on or before October 21, 2004 (the "Expiry Date").

5. The Option is exercisable by notice in writing to the Company accompanied by a certified cheque in favour of the Company for the full amount of the purchase price of the shares being then purchased at least 24 hours in advance of the termination or expiry of the Option; provided that if the Optionee is an employee, the Optionee will have satisfied the conditions precedent, if any, to the exercise of the Option set out in any existing employment or services agreement between the parties. When due notice and payment are received, the Company covenants and agrees to issue and deliver to the Optionee share certificates in the name of the Optionee for the number of shares so purchased.

6.    	If the Company is a VCP, as defined in VSE Listings Policy No. 30, where required by VSE Listings Policy No. 30 the Optionee agrees to deposit into escrow any common shares of the Company issued pursuant to the exercise of the Option.



11187112.so.002.doc

7. This is an option agreement only and does not impose upon the Optionee any obligation to take up and pay for any of the Optioned Shares.

8. The Option will not be transferable or assignable by the Optionee otherwise than by Will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.

9.   	If the Optionee should die while a Director, Senior Officer or employee of the Company, the Option may then be exercised by the legal heirs or personal representatives of the Optionee, to the same extent as if the Optionee were alive and a Director, Senior Officer or employee of the Company for a period not exceeding the earlier of 6 months after the death of the Optionee, or the Expiry Date but only for such shares as the Optionee was entitled to at the date of the death of the Optionee.

10. Subject to paragraphs 8 and 10 hereof, the Option will terminate on the earlier of 30 days after the Optionee ceases to be in a qualifying relationship with the Company, and the Expiry Date. For greater certainty, the Option also terminates 30 days after the disposition of a controlling interest in a subsidiary, if such disposition severs the qualifying relationship of the Optionee to the Company.

11.  	If the Optionee's qualifying relationship to the Company is terminated by the Directors for cause, or terminated by regulatory sanction or by reason of judicial order, the Option will immediately expire. The Optionee acknowledges that the Company is under no obligation to provide advance notice of the termination of the Option.

12.    	In the event of any subdivision, consolidation or other change in the share capital of the Company while any portion of the Option is outstanding, the number of shares under option to the Optionee and the price thereof will be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Company. For greater certainty, upon a consolidation of capital of the Company, the number of Optioned Shares will be reduced by dividing the number of outstanding Optioned Shares by the consolidation ratio, and multiplying the Exercise Price by the consolidation ratio.

13. 	The granting of the Option and any amendments hereto, will be subject to:

        (a)     the acceptance of the Vancouver Stock Exchange; and

        (b) if the Optionee is an "insider" (as that term is defined in the Act, including Directors, Senior Officers and 10% or greater shareholders) of the Company, the approval of the shareholders of the Company unless blanket approval to the grant of options to insiders and any amendments thereto was obtained at the last shareholders' meeting of the Company, and the Option may not be exercised prior to the satisfaction of such conditions.


1187112.so.002.doc

14.   	The Optionee covenants and agrees to complete, execute and deliver to the Company the prescribed VSE form "Declaration of Stock Option Position" and such further documents as may be necessary to carry out the intent of this Agreement.

15.   	The Company hereby covenants and agrees that it will reserve in its treasury sufficient shares to permit the issuance and allotment of shares to the Optionee in the event the Option is exercised.

16. 	Time will be of the essence of this Agreement.

17. This Agreement will enure to the benefit of or be binding upon the Company, its successors and assigns and the Optionee and the Optionee's personal representatives to the extent provided in paragraph 8.

18.    	This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

        IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.


The Common Seal of SENSE           )
TECHNOLOGIES INC. was hereunto     )
Affixed in the presence of:        )
                                   )         C/S
                                   )
  /s/Gerald McIlhargey             )
-----------------------            )
Authorized Signatory               )
                                   )
  /s/Bruce E. Schreiner            )
----------------------             )
Authorized Signatory               )
                                   )
                                   )    /s/Mark Johnson
SIGNED, SEALED AND DELIVERED       )    --------------------
In the presence of:                )    MARK JOHNSON
                                   )
Mark Johnson/Otis Johnson          )
----------------------             )
Name        /s/Otis Johnson        )
                                   )
906 E. 7th Street                  )
----------------------             )
Address                            )
                                   )
Hastings, NE 68901                 )
----------------------             )


1187112.so002.doc

                                 Exhibit 3.34

                                 Mark Johnson
                            Employment Agreement,
                            dated October 1, 1999

                             EMPLOYMENT AGREEMENT

THIS AGREEMENT is made effective as of the 1st day of October, 1999,

BETWEEN:

                SENSE TECHNOLOGIES INC., a British Columbia corporation,
                ----------------------
                having its registered and records office at #1750-750 West Pender Street, Vancouver, B.C. V6C 2T8

                (the "Company")

AND:
                MARK JOHNSON, of
                ------------
                906 East 7th Street
                Hastings, Nebraska
                68901

                (the "Employee")

RECITALS:

A. 	The Company and the Employee wish to enter into this Agreement to set forth the rights and obligations of each of them as regards the Employees's contract with the Company;

                NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Company and the Consultant agree as follows:

1. 		Definitions
                ___________

        (a)     In this Agreement,

        "Agreement" means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time;

        "Business Day" means any day, other than Saturday, Sunday or any statutory holiday in the State of Nebraska;

        "Employment Salary" has the meaning given to that term in subsection
        7(b);

        "Employment Period" has the meaning attributed to that term in section 5;

        "Month of Employment" means any 1 month period commencing on the date hereof or on any anniversary of such date.

        "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

2. 		Terms of Employment
                ___________________

                The Company will hire the Employee, and the Employee will serve the Company on the conditions and for the remuneration hereinafter set out. The Employee's responsibilities will be:

        (a)     to report to the President of the Company;

        (b) to provide services to the Company as directed by the President from time to time, which services will initially include, but not be limited to the following:

                (i)   Investor and shareholder relations;

                (ii)  Sales of the Guardian Alert driver's aid;

                (iii) Preparing for and attending at Trade Shows; and,

                (iv) All office administration with respect to the above.

3.		Performance of Duties
                _____________________

During the Employment Period, the Employee will faithfully, honestly and diligently serve the Company. The Employee will (except in the case of illness or accident) devote all of his working time and attention to his employment duties as set out herein and will use his best efforts to promote the best interests of the Company.

4. 		Location of Employment Services
                _______________________________

The Employee will perform his duties principally from the Nebraska office of the Company located at # 103 - 14441 Dupont Court, Omaha, Nebraska, 68144.


11877000.143

5. 		Employment Period
                _________________

                The Employment Period will, subject to section 6 or subsection 9(a), be for a term of 2 years from the date hereof and ending on September 30, 2001. Accordingly, the Company will hire the Employee and the Employee will serve the Company as a Employee in accordance with this Agreement for the period beginning on the date hereof and ending on the effective date the Employee under this Agreement is terminated in accordance with subsection 9(b) (the "Employment Period").

6. 		Renewal of Employment Period
                ____________________________

                At any time on or before the first anniversary date of this Agreement, the Company may elect to renew this contract. Should the Company so elect, the Employment Period will be reset from the date of the first anniversary of this Agreement for an additional two years. The Company may continue to elect to renew in this manner until it determines in its sole discretion not to so renew.

7. 		Remuneration
                ____________

        (a) Remuneration. The Company will pay to the Employee a gross salary in respect of each Month of Employment in the Employment Period of US$4,000 payable on the first day of the month, the first payment to be made on November 1, 1999 (the "Employment Salary"). The Employment Salary will be reviewed on a quarterly basis by the Company and will be adjusted upwards or downwards in the same percentage as the Consumer Price Index in the United States increases or decreases in the previous quarter.

        (b) Remittance. The Company will make all required Federal and State remittances on behalf of the Employee on a monthly basis and the monthly payment to the Employee will reflect these deductions from his Employment salary for such remittances.

        (c) No health benefits. The Company will not make any payments for health insurance benefits for the Employee unless mandated by the State of Nebraska. The Company does not, at this time, carry health benefits for its employees.

8. 		Expenses
                ________

        The Company will pay or reimburse the Employee for all travel and out-of-pocket expenses reasonable incurred or paid by the Employee in the performance of his duties and responsibilities upon presentation of expense statements or receipts or such other supporting documentation as the Company may reasonably require.


1187000.143

9. 		Termination
                ___________

        Termination.    The Employee may be terminated prior to the end of the
        ___________
Employment Period at any time by:

        (a)     (i)     the Company, without prior notice and without further
                obligation to the Employee for reasons of moral turpitude; or

                (ii) in the event that the Company wishes to terminate this Agreement for any reason other than moral turpitude, the Company is obligated to fulfill its financial obligations to the extent of this Agreement and all extensions.

        (b)     Effective Date.  The effective date on which the Employee will
                ______________
be terminated will be:

                (i) where such employment has not been terminated under subsection 9(a), the last day of the Consulting Period;

                (ii) in the case of termination under paragraph 9(a)(i) or 9(a)(ii), the day the Employee is deemed, under section 10, to have received notice from the Company of such termination.

10.		Notices
                _______

                Any notice or other communication required or Permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided, except that any notice of termination by the Company under paragraph 9(a)(i) will be hand-delivered. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if mailed by registered mail, will be deemed to have been received on the day such mail is delivered by the post office, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows:


1187000.143
                if to the Employee:

                Mark Johnson
                906 East 7th Street
                Hastings, Nebraska
                68901

                Fax: ( )

                if to the Company:

                Sense Technologies Inc.
                305 - 595 Howe Street
                Vancouver, B.C.
                V6C 2T8

                Attention: Board of Directors
                Fax: (604) 688-9727

11.             Headings
                ________

                The inclusion of headings in this Agreement is for convenience of reference only and will not affect the construction or interpretation hereof.

12. 		Invalidity of Provisions
                ________________________

                Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof.

13. 		Entire Agreement, Waiver
                ________________________

                This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof. This Agreement supersedes and replaces all prior agreements, if any, written or oral, with respect to the Employee's employment by the Company and any rights which the Employee may have by reason of any such prior agreement or by reason of the Employee's prior employment, if any, by the Company. There are no warranties, representations or agreements between the parties in connection with such subject matter except as specifically set forth or referred to in this Agreement. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party
to be bound thereby.   No waiver of any provision of this Agreement will
constitute a waiver of any


1187000.143
other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

14.             Governing Law
                _____________

This Agreement will be governed by and construed in accordance with the laws of the State of Nebraska applicable therein.

15. 		Counterparts
                ____________

                This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument. The counterparts may be delivered by means of facsimile.

                IN WITNESS WHEREOF the parties have executed this Agreement.

SENSE TECHNOLOGIES INC.

Per: 	/s/Gerald McIlhargey
        ____________________
	Authorized Sigantory


SIGNED, SEALED AND DELIVERED       )
In the presence of:                )
                                   )
 /s/Bruce E. Schreiner             )
----------------------             )
Witness                            )
                                   )    /s/Mark Johnson
2535 N Carlton                     )    ________________
----------------------             )    MARK JOHNSON
Address                            )
                                   )
  Accountant                       )
----------------------             )



1187000.143

                                 Exhibit 3.35

                              Agreement as to the
                Date of Commencement of Commercial Production,
                             dated October 8, 1999

                           SENSE TECHNOLOGIES INC.
                           305 - 595 Howe Stsreet
                               Vancouver, B.C.
                                   V6C 2T5

October 8, 1999

Driver Alert Group
P.O. Box 2218
Grand Island, Nebraska
U.S.A. 68802

Attention:  Mr. Bruce Schreiner

Dear Bruce:

Re:  License Agreement re: Microwave Sensing Device, January 16, 1992 as amended
________________________________________________________________________________

Pursuant to the above-noted License Agreement, Sense Technologies has certain minimum manufacturing and sales performance criteria to meet in order to maintain its exclusivity of the license. The starting date for these minimum performance criteria to commence is defined as the Date of Commencement of Commercial Production. The License Agreement provides that this date "shall mean such time as the Licensee is capable of manufacturing the Product in a market-ready form in 5,000 Unit lots."

After significant development work in conjunction with S&S Distributing, Sense Technologies Inc. now proposes that this date should be October 1, 1999. This would mean that pursuant to the License Agreement, the first anniversary date for meeting the initial minimum number of Units to manufactured and sold will be December 31, 2001 being the end of the calendar year containing the second anniversary of the Date of Commencement of Commercial production.

If you are in agreement with this date as the Date of Commencement of Commercial Production, please indicate your agreement by signing in the space provided below and returning a copy of this letter by facsimile to the writer.

Yours truly,

Sense Technologies Inc.                            Acknowledged and Agreed to
                                                   This  8  day of October, 1999

        /s/Gerald McIlhargey
        --------------------                       Driver Alert Group
Per:  Gerald McIlhargey, President

                                                   Per: /s/Bruce Schreiner
                                                   -----------------------
                                                   Authorized Signatory



1187000.141

                                 Exhibit 3.36

                   Amendment Agreement, dated March 8, 1999
                       to the License Agreement between
              the Driver Alert Group and Sense Technologies Inc.,
                            dated January 16, 1992

THIS AMENDMENT AGREEMENT is made as of the 9th day of March, 1999.

BETWEEN:

                DRIVER ALERT GROUP, a group of patent owners
                ------------------
                having an office at P.O. Box 2218, Grand
                Island, Nebraska, U.S.A., 68802

                (the "Licensors")

                                                              OF THE FIRST PART

AND:

                SENSE TECHNOLOGIES INC., a British Columbia
                ----------------------
                corporation having its registered and
                records office at #1750-750 West Pender Street,
                Vancouver, British Columbia, V6C 2T8

                ("Sense")

                                                             OF THE SECOND PART

        WHEREAS:

A.	The Licensors entered into a License Agreement with Stinson & Associates dated January 16, 1992;

B.    	Stinson & Associates entered into an Assignment Agreement with Sense dated April 30, 1992;

C.    	Further agreements dated May 27, 1992, July 14, 1992, April 5, 1993,
August 13, 1993, March 10, 1997 and May 29, 1997 were entered into amending the January 16, 1992 agreement, as amended; and

D.    	The parties wish to further amend the License Agreement in accordance with the terms and conditions of this agreement.

        NOW THEREFORE THIS AGREEMENT WITHESSETH that in consideration of the issuance of 2,880,000 performance escrow shares by Sense to the Licensors and the mutual promises and covenants herein contained, the parties hereto agree as follows:

1.    	That the performance of this Agreement is subject to its acceptance for filing by the Vancouver Stock Exchange and to such shareholder approvals as are required by the Vancouver Stock Exchange.

2.   	That Subparagraph 1.01(b) Aftermarket be deleted in its entirety with no
                                  -----------
substitution therefor and that the subsequent definitions be relettered to reflect their new correct order.

3. 	That Paragraph 5.01 of the License Agreement be deleted in its entirety and the following substituted therefor:

        "5.01           Subject to the terms and conditions of this Agreement,
        the Licensors hereby grant to the Licensee the exclusive right and license to:

                        a) manufacture the Product, subject to the OEM manufacturing provisions set forth herein; and,

                        b) market and distribute the Product for any and all possible uses covered by current or subsequent successor or continuation patents originating from the patents granted to the Licensor;

        during the Term in the Territory and further grants the Licensee the right to sublicense all or a portion of the right and license granted herein to others as it sees fit (the "License"), subject to the prior consent of the Licensors, such consent not to be unreasonably withheld."

4.    	That Article 6 of the License Agreement be deleted in its entirety with no substitution therefor and that the subsequent paragraphs be re-numbered to reflect this deletion.

5.    	That the existing Paragraph 8.01(b) of the License Agreement be deleted in its entirety and the following substituted therefor:

        "8.01(b) a total of 5,380,000 performance escrow shares of Newco at a deemed price of CDN $0.01 per share to be distributed among the Licensors in accordance with their interests in the patents. Of the total, 2,500,000 performance escrow shares will be earned out and released from escrow based on cash flow, as defined in the escrow agreement, of CDN$.817 per escrow share. After all of these shares are released, the remaining 2,880,000 performance shares will be earned out and released from escrow based on cash flow, as defined in the escrow agreement, of CDN$7.65 per escrow share."

6.    	That the existing Subparagraph 8.01(e)(ii) of the License Agreement be
deleted in its entirety and the following substituted therefor:

        " (ii) thereafter, the greater of Six percent (6%) of the wholesale selling price or $4.00 U.S. per Unit 'told which royalty will be reviewed each six calendar months from the date of Acceptance for increase only based on the U.S. Wholesale Price Index. The parties acknowledge that the Company's selling price for the Unit may vary; plus,"

7.    	That the existing Paragraph 8.01(g) of the License Agreement be deleted in its entirety and the following substituted therefor:

        "g) should the Licensee be successful in entering into a royalty agreement with General Motors, the Licensee shall be entitled to receive 25% of any and all royalties paid by General Motors and the Licensors shall receive 75% of the royalties paid by General Motors;"

8.	That a new Paragraph 8.01(k) be added to the License Agreement as follows:

        "k) payment for all legal and maintenance fees with respect to existing and future patents for the Technology and to pay for all legal and filing fees with respect to additional patents which may be filed with respect to the Technology.

9.    	That save and except for the amendments to the License Agreement, as amended, as evidenced by this agreement, the terms and conditions of the License Agreement shall continue in full force and effect.

10.  	The parties further agree that they will execute a restated and reconstituted license agreement which will incorporate the terms and conditions from all the amendment agreements that the parties have entered into to date in order to facilitate an orderly review of the terms of the License Agreement between the parties.

11.   	This agreement shall be governed by and construed in accordance with the laws of the State of Nebraska. The courts of the State of Nebraska shall have sole jurisdiction to hear and determine all manner of disputes and claims arising out of or in any way connected with the construction, breach or alleged, threatened or anticipated breach of this agreement and determine all questions as to the validity, existence or enforceability thereof.

12.   	This agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

13.   	This agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns.

14.   	This agreement and any amendments or modifications thereto may be executed by facsimile and in or more counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall constitute one and the same document.

        IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the 9 day of March, 1999.
       ---      -------

DRIVER ALERT GROUP

Per:    /s/Bruce Schreiner
        -------------------
	Agent for Driver Alert Group

SENSE TECHNOLOGIES INC.

Per:    /s/Gerald McIlhargey
        ---------------------
	Authorized Signatory


1187100.rto.118

                         ESCROW SHAREHOLDER HOLDOUTS


        SFS Resources, Inc.                     988,080          $0.01
        By:  Steve Sommers
        21018 Buckskin Trail
        Elkhorn, NE 68022
        U.S.A.
        --------------------------------------------------------------
        Omni Holding Company                    129,600          $0.01
        Attn: Donald Graham
        P.O. Box 37209
        Omaha, NE 68137
        U.S.A.
        --------------------------------------------------------------
        Jerry Ronk                               30,210          $0.01
        3105 EP True Parkway, Apt #6011
        West Des Moines, IA 50265
        U.S.A.
        --------------------------------------------------------------
        Maple Consulting Group                    21,099         $0.01
        122 English Range Road
        Derry, NH 03038
        U.S.A.
        --------------------------------------------------------------
        Steve Sommers                             18,950         $0.01
        21018 Buckskin Trail
        Elkhorn, NE 68022
        U.S.A.
        --------------------------------------------------------------
                                               1,187,939