Form 20-F
period 2001-02-28
SENSE TECHNOLOGIES INC
filed 2001-09-04
CIK 1077638

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

                      For the fiscal year ending 2-28-01

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

                                        11,859,502
                                        ----------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.       Yes  X		     No
                                             ---           ---
Indicate by check mark which financial statement item the registrant has elected
to follow:       				Item 17   X     Item 18
                          			   ---           ---

                           Sense Technologies, Inc.
                           FORM 20-F ANNUAL REPORT
                              TABLE OF CONTENTS

                                    PART I                               PAGE
                                    ______                               ____

Item 1   Identity of Directors, Senior Management and Advisors............  3

Item 2   Offer statistics and Expected Timetable..........................  3

Item 3   Key Information..................................................  3

Item 4   Information on the Company.......................................  8

Item 5   Operating and Financial Review and Prospects..................... 24

Item 6   Directors, Senior Management and Employees....................... 27

Item 7   Major Shareholders and Related Party Transactions................ 30

Item 8   Financial Information............................................ 31

Item 9   The Offer and Listing............................................ 31

Item 10  Additional Information........................................... 32

Item 11  Quantitative and Qualitative Disclosures About Market Risk....... 35

Item 12  Description of Securities Other than Equity Securities........... 35


                                    PART II
                                    _______


Item 13  Defaults, Dividend Arrearages and delinquencies.................. 35

Item 14  Defaults upon Senior Securities.................................. 35

Item 15  [Reserved]....................................................... 35

Item 16  [Reserved]....................................................... 35

                                   PART III
                                   ________

Item 17  Financial Statements............................................. 35

Item 18  Financial Statements............................................. 35

Item 19  Exhibit.......................................................... 35

                                    PART I
                                    ______


ITEM 1.  Identity of Directors, senior Management and Advisors

		N/A

ITEM 2.  Offer statistics and Expected Timetable

		N/A

ITEM 3.  Key Information

Selected Financial Data
_______________________


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

Certain US GAAP figures for the years, February 28, 1999, February 29, 2000, and February 28, 2001, have been extracted from Note 16 of the financial statements.


                                                    Fiscal Year Ended

                        February 28    February 29     February 28   February 28      February 28
                            2001           2000            1999          1998            1997
                            ____           ____            ____          ____            ____
Revenue                 $    66,633    $   473,835    $   575,880    $         -    $          -
Gross profit (loss)     $  (381,647)   $  (587,651)   $  (496,789)   $         -    $   (159,724)
Net loss                $(2,343,105)   $(1,566,554)   $(1,418,657)   $  (671,128)   $   (159,724)
Net loss (US GAAP)      $(2,112,536)   $(1,335,985)   $(1,616,370)   $(2,865,845)   $   (362,634)
Net loss per share      $      (.21)   $     (0.18)   $      (.19)   $      (.17)   $       (.06)
Net loss per share
  (US GAAP)             $     (0.37)   $     (0.26)   $      (.38)   $     (1.14)   $      (0.18)

Balance Sheet Data:

Current assets          $ 2,650,098    $ 3,089,210    $ 1,973,168    $ 1,402,799    $      3,676
Total assets            $ 4,787,165    $ 4,540,220    $ 3,518,421    $ 2,820,208    $    381,618
Total assets
  (US GAAP)             $ 3,295,952    $ 2,906,526    $ 1,620,111    $ 1,168,809    $      3,676
Current liabilities     $ 1,211,209    $   288,349    $   295,284    $ 1,834,370    $    701,135
Total liabilities       $ 2,738,139    $   288,349    $   295,284    $ 1,834,370    $    701,135
Shareholder's equity    $ 2,049,026    $ 4,251,871    $ 3,223,137    $   985,838    $   (319,517)
Shareholders Equity
  (US GAAP)             $(1,196,222)   $   864,052    $  (429,298)   $(2,419,686)   $   (697,459)


*  All figures in this chart are listed as Canadian Dollars.

See "Financial Statements"

There were 11,859,502 shares issued and outstanding as of February 28, 2001, of which 5,970,190 shares are Performance Shares that will be released from escrow based on the performance of the Company.

For the periods covered in the above table, the Company incurred net losses of $6,159,168(CDN). These net losses are attributed to general and administrative expenses. Research and development costs for the year ended February 28, 1997 was deferred until commercial production of the Guardian Alert(tm) Backup System began, from which time the costs have been amortized on a straight line basis over five years or until the project is abandoned or sold or the License Agreement is in default at which time they will be written off. The Company invoiced its distributor amounts totaling $66,633(CDN) for product shipped in the year ended February 28, 2001. General and administrative expenses were proportionately higher in the fiscal years ended February 28, 2001, February 29, 2000 and February 28, 1999 as compared to previous years due to, consulting fees, management fees, interest, legal and accounting expenses, and increased activity in travel to Washington, D.C. to meet with Members of Congress and the Department of Transportation ("DOT") to promulgate safety legislation, advertising, marketing and product sales activity.

During the periods set forth in the above table, cash was generated and the Company's activities were chiefly financed through equity financing (private placements) and debt financing by virtue of Convertible Promissory Notes, which were subject to regulatory acceptance. As of February 28, 2001, the Company owed $2,304,150(CDN) in respect to these Convertible Promissory Notes.

The Company had working capital of $1,438,883(CDN) as of February 28, 2001, $2,800,861 as of February 29, 2000 and $1,677,884(CDN) as of February 28, 1999.
The ability of the Company to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and obtain the necessary financing to meet its obligations and repay its liabilities arising from the normal business operations when they come due.

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

The following table sets forth, for the periods indicated, certain exchange rates based on the non-buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one
(1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per $1.00(US). The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On February 28, 2001, the exchange rate was $1.00(US) per $1.53(CDN).

                           February 28,    February 29,    February 28,
Fiscal Year Ended              1999           2000             2001

Rate at end of Period         0.6624         0.6889          0.6544
Low                           0.6462         0.6535          0.6487
High                          0.6746         0.6962          0.6924

Risk Factors

1. Limited Operating History and Limited Revenues. Sense was incorporated on May 25, 1988 and its initial activities were limited to the exploration and development of mineral resource properties. Since the date of Sense's Reverse Take Over ("RTO"), Sense has begun the manufacture and the sale of its Guardian Alert Backup System. There is no assurance Sense's business will continue to be successful or result in revenues or profit to Sense. Current management has limited experience in the manufacturing or marketing of the back-up alert device. (See "Competition" and "Management".)

Sense's operations are subject to all of the risks inherent in the establishment of a business that is in the early stages of a business enterprise. The likelihood of success for Sense must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the continued development of its business and the competitive environment in which Sense operates. There can be no assurance that Sense will be able to operate profitably in the future. Its marketing and financial objectives must therefore be considered very speculative. (See "Financial Statements".)

2. Need for Additional Financing. While Sense expects that the proceeds from its Cumulative Convertible Promissory Note offering will provide funding for a twelve-month period, Sense may require additional working capital or other funds at a later date for expansion of its operations. There is no assurance that Sense will be successful in obtaining additional financing or that such financing will be available upon acceptable terms to Sense.

3. Rapid Technological Change. It is known that there is ongoing research and development in the area of back-up driver's aid/obstacle detection technology by many automobile industry participants. The likelihood of technological developments in the future which could impact on Sense's competitive position is considered high. Such advancements could impact Sense's competitive position in the marketplace and affect future revenues.

4. Lack of Market Study. Sense has not requisitioned a formal nation wide marketing study by an independent marketing organization for its own purposes. Therefore, there can be no assurance that there is sufficient demand to support a national distribution of its current and proposed back-up driver's aid/obstacle detection system products by Sense.

5. Manufacturing Capability. Sense may need to identify additional manufacturers after a certain period of time when the capacity under the current manufacturing agreements has been exceeded.

6. Competition. Sense/DAG has a patent in several countries around the world, Sense has a unique back-up driver's aid/obstacle detection system for the automotive and truck industry, and Sense has the rights to commercialize such a system; however, there is no assurance that other companies will not develop similar systems. In addition, Sense is in competition with other companies having other types of back-up driver's aid/ obstacle detection Systems. Some of these competitors are established and have financial and personnel resources substantially greater than Sense. No assurance can be given that Sense will be able to effectively compete with other such companies. (See "BUSINESS" and "Trends - Competition".)

7. Failure to Develop Acceptance. There is no assurance that the back-up driver's aid/obstacle detection system for the automotive and truck industry will develop customer acceptance quickly enough to meet sales expectations and, as a result, cash reserves will be reduced.

8. Uncertainties with Regard to the Product. Even if Sense has a first generation product, there is no assurance the product will be commercially produced and marketed on a timely basis or that Sense will be able to market such a product at the proposed price and to the intended purchasers.

9. Product Liability. Marketing the Sense/DAG device as a back-up driver's aid/obstacle detection system to the automotive aftermarket, will present certain risks in the area of product liability. The failure of the system to operate as specified could result in property or personal injury claims against Sense. Sense currently has insurance coverage up to $5,000,000; however, Sense proposes to obtain additional insurance upon the commencement of mass production.

10. Patent Infringement Past history has shown that the large automobile manufacturers and manufacturers of parts for the automotive aftermarket, as well as manufacturers in many other industries, have in some cases disregarded patents in developing their own products and introducing them to the marketplace, relying on the inability of the patent holder to successfully defend infringements of its patents. The defense of patent infringement cases may take years and require substantial financial resources. There are similar competitive product technologies to the Sense/DAG device under development, which appear to potentially infringe upon the Sense/DAG patent. Sense may be placed in a position to have to defend its patents or initiate affirmative patent litigation. Sense recognizes this risk and has specifically planned for litigation in that it has established a patent defense fund. However, this fund is at the beginning stage of being funded, and the time and costs associated with the defense of the Sense/DAG patents could put considerable strain on the financial resources and cash flow of Sense.

11. Reliance Upon Officers. The ability of Sense to operate successfully depends to a substantial degree upon its management team and consultants. The assembly of a strong management team is critical to the success of this business.

12. Conflicts of Interest - General. Sense's Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, potential conflicts of interest exist, including, among other things, time, effort, and corporate opportunity, involved in participation with other business entities. Each of Sense's Officers and Directors is engaged in business activities outside Sense. (See "Management - Directors and Officers".)

13. Legislative Requirement. A key risk in the OEM market is the time frame for introduction of Guardian Alert systems to the public. Legislation exists only in the State of Washington, but there is still a need to have legislation in place mandating the use of back-up drivers aid/obstacle detection device, and there are numerous new safety innovations which must be prioritized for development and introduction. The aggregate cost and resource commitments for implementation of all of the proposed new safety features could become onerous in that only a select few key products will make it to the market place over the next several years. In the absence of a legislative mandate, the implementation program for the range of safety features under development may ultimately come to consumer demand as indicated by the OEM's market research.

14. Conflict of Interest by Bruce Schreiner. Mr. Bruce Schreiner is a shareholder and Director of Sense. Mr. Schreiner is also a patent interest holder and is a member of DAG. In addition, Mr. Schreiner has been assigned voting authority by various members of DAG. While there may be an appearance of a potential conflict of interest, Mr. Schreiner has made full disclosure of his duties to Sense and DAG.

15. License Agreement with DAG. The License Agreement with DAG has numerous provisions that Sense must comply with (See "Description and General Development" and "Considerations for the License Agreement"). In the event that Sense is not able to comply with the terms and conditions of the Agreement, Sense may need to alter or abandon its stated business purpose.

16. Ramifications to Sense's claim on the Technology if monies are not paid into the Patent Defense Fund. The Assignment Agreement and its amendments do not specifically address the ramifications to Sense's claim on the technology if monies are not paid into the Patent Defense Fund. Sense believes that failure on its part to make said payments will constitute a breach of contract, for which the assignor (DAG) will have the remedies available to it under the contract (enforcement of the termination and default clause in the Assignment Agreement) or by law (e.g., specific performance, damages etc.) However, the DAG has agreed to waive the payments for the last three (3) years.

17. Failure to make Royalty Payments or Manufacture the Minimum Number of Units. The obligations of Sense if it fails to make royalty payments or manufacture the minimum number of units could result in the Licensee losing the exclusivity to the License it holds.

18. Loss of Investment. If Sense is not able to obtain additional debt or equity financing, or generate sufficient revenue from license fees and sales prior to the maturity of the Notes, Sense may default on the Notes. The ability of Sense to pay the interest on and principal on the Notes will be solely dependent on the ability of Sense to generate liquidity and to make any other payments with respect to securities issued by Sense in the future which are pari passu or have a preference over the Notes, as applicable, with respect to the payment of principal or interest.

19. Subordination of Interest Payments. The interest due upon the maturity of the Notes will be a general unsecured obligation of Sense and will rank subordinate in right of payment to all future superior indebtedness, if any, and pari-passu with all other general unsecured obligations of Sense. Superior indebtedness may be incurred at any time in the future, the appropriateness of which will be determined at the sole discretion of the Board of Directors, without the right of approval of the holders of Notes. In addition, Sense may grant security interests in assets acquired by Sense. In the event of bankruptcy, insolvency, or liquidation of Sense, it is unlikely that there will be sufficient assets remaining to pay interest due on the Notes.

20. Limited Transferability of the Convertible Promissory Notes. The Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Notes may not be transferred without registration under the Securities Act or pursuant to an exemption therefrom. In addition, these Notes are being offered pursuant to certain prospectus exemptions contained in the Securities Act (British Columbia) (the "Act") and the Securities Rules (British Columbia) (the "Rules"). To qualify to purchase any of the Notes a purchaser must meet the criteria set out in one of the various prospectus exemptions.

21. State Laws (United States). Various state laws relating to the sale of securities may also require compliance before any transfer of the Notes is effected. The Notes will bear a legend describing limitations on transferability. Investors are required, under the terms of the Subscription Documents, enclosed herewith, to supply to Sense an opinion of counsel satisfactory to Sense stating that a proposed transfer of the Notes will not violate applicable federal and state securities laws or require registration under any such laws.

22. No Public Market for the Notes. Sense does not expect or intend for a public market for the Notes to develop. Accordingly, there can be no assurance that a purchaser will be able to sell the Notes when desired, or at prices equal to or greater than the price paid by the purchaser for the Notes. Investors must consider that the Notes may be illiquid indefinitely.

ITEM 4.  Information on the Company

                                        General
                                        _______

Name and Incorporation
______________________


The Company's corporate name is Sense Technologies Inc. The address of the primary office of the Company is 305 - 595 Howe Street, Vancouver, B.C. V6C 2T5. The registered and records office and address for service in Canada is 1750-750 West Pender Street, Vancouver, B.C. V6C 2T8.

History and Development of Sense
________________________________


Sense Technologies Inc. ("Sense" or the "Company"), formerly Wizard Resources Ltd., was incorporated as a British Columbia corporation on May 25, 1988. Sense changed its name from Wizard Resources Ltd. to Graham Gold Mining Corporation on October 11, 1988. Subsequently, Graham Gold Mining Corporation changed its name to Sense Technologies Inc. upon the acceptance of the Reverse Take Over ("RTO") by the VSE (now know as the "CDNX") on October 24, 1997, the date Sense's Filing Statement was approved.

Sense, from May of 1988 and through 1992, had been involved in the exploration and development of mining properties. Sense abandoned all of its resource projects during the fiscal year ended February 1992. On April 30, 1992, Sense acquired certain rights, title and interests by virtue of a License Agreement, dated January 16, 1992, allowing it to manufacture, market and distribute a microwave radar device for the safe backup of vehicles. On May 4, 1992, Sense's common stock was halted from trading but remained listed on the VSE. The halt in trading was requested by Sense pending the VSE acceptance of the filing and acceptance of the Stinson and Associates ("S&A") and the Driver Alert Group (the "DAG") transaction. Sense requested the halt in trading of its common stock because the VSE Rules require that a Company involved in a RTO stop trading until such time as the proposed transaction is completed or abandoned. On January 10, 1994, the trading of Sense's common stock was suspended. The VSE, as a matter of policy, will suspend a Company when a proposed RTO takes an inordinate period of time to complete. Sense's proposed RTO was approved on October 24, 1997 and its common stock was relisted to trade by the VSE on October 27, 1997. Concurrently, Sense trades its common stock on the United States NASDAQ SmallCap Market under the symbol "SNSG".

Sense proposes to make an application to be delisted from the Canadian Venture Exchange (CDNX) and anticipates that it will receive the approval to delist in the very near future. Once approved, Sense would no longer trade on the CDNX, but will continue to trade on the NASDAQ SmallCap Market.

Product and Technology
______________________


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

The Guardian Alert(TM) Backup System is comprised of a transceiver, an antenna, an intermediate frequency amplifier, and an audio-visual alarm. The components are mounted in an environmentally sealed, high impact, plastic housing. The unit is adapted for mounting at the rearward end of the vehicle in order to direct its wave output rearwardly. The internal working components of the Guardian Alert(TM) Backup System are smaller than a pack of cigarettes. The Guardian Alert(TM) backup device does not materially alter the exterior design of the vehicle. The circuit of the device is adapted for electrical connection to the back-up light circuit of a vehicle for activation only when the vehicle transmission is engaged in reverse gear.

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

The Guardian Alert(TM) Backup System immediately sounds an alarm when any moving or stationary object is detected within the transceiver range behind a rearwardly moving vehicle on which it is installed. Even when the vehicle is stationary, but with back-up lights activated, the device will signal the presence of any moving object within the transceiver range. Because the system operates by microwave radar, it is unaffected by noise, light, or weather conditions such as snow, ice, rain, heat, fog or cold.

Business Objectives
___________________


It is Sense's principal objective to commercialize the Guardian Alert(TM) Backup System technology and maximize the value of the license rights or patents to the technology by successfully penetrating the domestic and foreign markets covered by its License as follows:

  * to establish a high volume manufacturing capability for the Guardian Alert(TM) Backup System at a viable unit cost. Sense currently has contracted manufacturing facilities located in Lowell, MA and Hertfordshire, England that have a combined capability of producing 30,000 units per month. The manufacturing capabilities of both facilities will be adequate for the next several years. Additional production needs will be predicated upon the marketing efforts of Sense. Sense has established what it believes to be an aggressive marketing strategy, but does not have a definitive production timetable for the manufactures with respect to a clear production number. However, Sense will continue to explore other competitive facilities in the U.S. and other parts of the world, as the need arises;

  * to gain support from governmental agencies and the insurance industry for the adoption of the Guardian Alert(TM) Backup System device to enhance motor vehicle safety. Through this date, the State of Washington is the only State to require a collision warning backup device or rear mounted cross-view mirrors to alert the driver that a person or object is behind a commercial vehicle pursuant to a new State Law, Senate Bill, 5727. On June 11, 1998, Sense's Guardian Alert(TM) Backup System was accepted by the Washington State Patrol, who has the responsibility of implementing the Law. Sense's Guardian Alert(TM) Backup System is one of a small number of non-mirror devices or electronic systems that have been accepted by the State's Highway Patrol;

  * to demonstrate the Guardian Alert(TM) Backup System to Members of the United States Congress, the Department of Transportation (DOT) and State governments for the purpose of promulgating national legislation which would assist in avoidance of fatal accidents and prevent personal and property damage in the millions of dollars. DOT reported that there are approximately 400 deaths in the United States caused by back up accidents.

  * to establish distribution networks for the product through both OEMs and aftermarket channels; and

  * to remain abreast of the competition and optimize the market potential of the product technology through the diligent defense of any infringements of the Sense/DAG patents.


Development Costs
_________________


Development costs of Sense were deferred until commercial production of the Guardian Alert(TM) Device commenced, at which time the costs are amortized on a straight-line basis over five years or until the project is abandoned or sold or the License Agreement is in default; at that time the costs will be written off. Deferred development costs related to the development of the Guardian

Alert(TM) Device for the year ended February 28, 1996 were $174,908(CDN). An additional $203,034(CDN), $440,592(CDN), and $334,312(CDN) in such costs were deferred in the fiscal periods ended February 28, 1997, February 28, 1998, and February 28, 1999 respectively. As of year-end February 28, 2001, deferred development costs totaled $555,109(CDN) after total amortization of deferred developmental costs of 597,737(CDN). As of February 28, 2001, Sense has not incurred any further development costs.

Sense is unable to verify the development expenditures of the original inventor, however, to the best of Sense's knowledge, it is believed that the original inventor expended approximately $1,428,571(CDN) towards the development of the Guardian Alert(TM) Backup System.

The DAG expended approximately $925,060(CDN) towards further development of the Guardian Alert(TM) Backup System, thus bringing the total development costs of Sense's product to $3,642,275(CDN).

Further modifications to the product design may be required to meet the physical and technical specifications of certain OEMs or large customers in the aftermarket. All final product development work will be contracted with experienced manufacturers.


Royalties to Maple Consulting
_____________________________


Sense entered into a Development and Consulting Agreement with Maple Consulting,
of Derry, New Hampshire, on May 2, 1997.   Maple Consulting is an engineering
Company that will continue the development and adaptation of the Guardian Alert(TM) Backup System technology. The Agreement started on the date of the completion of the RTO of Sense that took place on October 24, 1997. Maple Consulting receives a fee of $ 8,000(US) per month for consulting services. Maple Consulting will also receive a royalty of $0.50(US) per unit for each Guardian Alert(TM) Backup System sold up to a maximum of 200,000 units for the units designed under the Agreement.


Marketing and Distribution Agreement
____________________________________


On March 17, 1998, Sense (or "Sense") entered into a License Agreement with S&S Distributing of Elkhorn, Nebraska ("S&S") and the DAG whereby Sense, as Licensor, grants to S&S, as Licensee, in perpetuity the following sub-licenses pursuant to its rights under the DAG license:

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

Sense may, at its sole discretion, and upon written application by Licensee, grant to Licensee exclusive, revocable, non-transferable sub-licenses with respect to specific market niches and/or customers (e.g. "quick lube retail establishments").


Operations-Manufacturing Capability
___________________________________


Maple Consulting has supervised the reconfiguration, miniaturization and redesign of the Guardian Alert(TM) Backup System for high-volume mass production. Sense has completed procedures and fixtures for testing completed units during production runs.

Sense does not plan to become directly involved in the manufacturing of the Guardian Alert(TM) Backup System. At the present time, Sense has secured manufacturing relationships with two (2) manufacturing companies with the objective of securing high-volume, low-cost production capabilities. Sense will initially source parts for the Guardian Alert(TM) Backup System and manufacturing services from the following manufacturing outlets: MCF Electronic Services Inc., of Lowell, MA ("MCF"); Microwave Solutions Limited, of Hertfordshire, England, is being utilized for the manufacture and population of the circuit boards and for the production of the DRO Oscillator Unit (a crucial component of the Guardian Alert(TM) Backup System); and S&S is currently assembling and packaging the unit. There are a number of other OEM-certified or highly reputable prospective manufacturing partners which Sense has available to manufacture the Guardian Alert(TM) Backup System.


Marketing Program
_________________


Sense's marketing program objectives will continue to target the motor vehicle aftermarket and the OEM markets. Several months are anticipated to negotiate OEM agreements and product development to accommodate specific OEM specifications.

Sense will continue to focus on the North American Commercial Fleet aftermarket. Plans affecting the geographic target markets may change, and depending upon the distribution opportunities that become available, particularly in the international markets, Sense proposes to pursue these opportunities as they become available.

Currently, Sense is implementing its marketing program objectives through S&S. The methods for the marketing program will consist of:

  * advertising, through the creation of (a) advertising literature; and (b) public relations programs;

  *  product promotions, including the creation of sell-through aids; and

  * market development, which will involve the creation of sales plans, market research analysis, as well as other marketing activities relating to the Guardian Alert(TM) Backup System.

Sense further proposes to initially target the commercial, industrial, recreational vehicle and van/light truck segments of the market because of the lesser need of having installation capabilities in these segments, and the existence of more marketing approaches towards these segments. These include plans to strategically align Sense's distribution efforts with a distributor that distributes related type products into the auto aftermarket. Sense is planning a secondary approach in which it will seek out a major supplier/ manufacturer within the target segment and develop an exclusive program with the supplier/manufacturer that will allow Sense to leverage the marketing significance that those entities will bring into the relationship.

S&S through its network of relationships in the auto aftermarket, plans to directly approach numerous organizations for strategic partnerships for the distribution of the Guardian Alert(TM) Backup System to the various segments of the auto aftermarket.

A general consumer advertising and promotional program designed with the intention of developing consumer awareness of and demand for the product is also planned.


Product Distribution Channels
_____________________________


Sense proposes to be involved in the staffing of a distribution and sales organization exclusively for the Guardian Alert(TM) Backup System. Sense has contracted with S&S, for national advertising, customer service, and distribution of the Guardian Alert(TM) Backup System.


License Agreement
_________________


On January 16, 1992, S&A and DAG entered into a License Agreement whereby S&A acquired from the DAG certain manufacturing and marketing rights related to a patented back-up driver's alert system. S&A assigned to Sense all of its rights to the License Agreement on April 30, 1992. The License Agreement was subsequently amended on May 27, 1992, July 14, 1992, April 5, 1993, August 13, 1993, March 10, 1997, and May 29, 1997.

The amendments represented changes to the consideration as a result of changing regulatory policies of the CDNX and requests made by the sponsoring brokerage firm. As a consequence, the number of escrow shares increased and the calculation of the earnout price changed, the number of units to be sold decreased, the funding requirement was dropped, and the licensing fee was paid by a Convertible Promissory Note.

Pursuant to the License Agreement and subsequent assignment, Sense acquired certain manufacturing and marketing rights related to the Guardian Alert(TM) Backup System as follows:

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

The DAG has the right to purchase product from Sense for sale to any of the above defined excluded markets on the basis of cost plus ten percent (10%), FOB any manufacturing facility controlled by Sense. Cost is defined in the License Agreement as all costs of production, all operating costs, all royalty costs, and all general administrative costs divided by the number of units manufactured, so that Sense will essentially realize a net operating profit of ten (10%) from all sales to the DAG. The DAG will only be entitled to purchase units up to fifty percent (50%) of Sense's manufacturing capacity in order to meet the Licensors' needs.


Consideration for the License Agreement
_______________________________________


The Consideration for the License Agreement was as follows:

  *  the payment of $575,000(CDN) for a licensing fee;

  * the payment to a Patent Defense Fund consisting of a minimum payment of $100,000(CDN) per year commencing 10 days after the date of acceptance by the CDNX of the License Agreement and on every anniversary of said acceptance for five (5) consecutive years and a further payment of $75,000(CDN) in the sixth year from the date of said acceptance; and

  * the payment of $1.00(US) per unit sold $0.50(US) to be contributed by each Sense and the Licensors) until the total amount in the Patent Defense Fund reaches $1,000,000(US).

The Licensors agreed to accept a Convertible Promissory Note in lieu of payment of the $575,000(CDN) license fee for a term of fourteen (14) months from the listing date of Sense's shares on the CDNX , which took place on October 27, 1997. The Convertible Promissory Note bears interest at a rate of 8.5% annually. In addition, Sense was given the option to settle any and all indebtedness owed to the Licensors, payable by the issuance of Sense's common stock, at a rate of the greater of at least $2.00(CDN) per share or the 10-day average closing price prior to the date of election to issue Sense's shares. Sense on December 23, 1998, exercised its option under the original License Agreement to pay the outstanding license fee of $575,000(CDN) by the issuance of Sense's common stock. Consequently, on October 25, 1999, Sense issued 66,628 shares at a deemed value of $8.63(CDN) per share to retire this obligation.

  * upon the completion of the RTO, a total of 2,500,000 performance escrow shares of Sense were subscribed for by the Licensors (the DAG) at $0.01(CDN) per share, and were distributed among the members of the DAG in proportion to each member's interest in the patent and in accordance with the Rules and Policies of the CDNX. As of February 29, 2000, all of the 2,500,000 performance escrow shares were allocated to the DAG.

  *  royalty payments to the Licensors:

     a)  $6.50(US) per unit on the first one million units sold;

     b) thereafter, the greater of $4.00(US) per unit sold or 6% of the wholesale selling price on units sold; and

     c) 50% of any fees paid to Sense in consideration for tooling, redesign, technical or aesthetic development or, should the Licensors receive a similar fee, the Licensors will pay 50% to Sense.

  * should Sense obtain a royalty agreement with an OEM, other than GM, whereby the manufacturer produces the product for its own equipment, the royalty shall be shared, one-third to Sense and two-thirds to the Licensors;

  *  Sense must manufacture and sell a minimum number of units as follows:

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

       (vi) in the event these minimums are not realized as set forth in the Agreement, Sense's obligation may be satisfied by the payment of royalties equal to the minimum number of units.

Commencement of Commercial Production took place on October 1, 1999.


Acquisition of Marketing Rights not Granted in the Original License Agreement
_____________________________________________________________________________


Sense in an effort to broaden the scope of its markets, offered to acquire the balance of the marketing rights not granted in the original License Agreement dated April 30, 1992, between Sense and the holders of the patents for the "Guardian Alert(TM)" microwave radar back-up device. On February 25, 1999, these patent holders accepted Sense's offer to acquire those marketing rights.

The new Agreement includes the right to market the product to all federal, state, local and foreign government vehicles, including postal vehicles, the rights to enter into manufacturing and marketing agreements with all OEM's worldwide, and the rights to any other markets not expressly granted to Sense in the original License Agreement including, but not limited to, school buses, construction equipment and mining equipment (the "Residual Licensing Rights").

At an extraordinary general meeting of its shareholders held on April 16, 1999, the Shareholders approved that the expiration date of January 27, 1999, of the non-transferable share purchase warrants previously issued by Sense be extended to October 27, 1999. Warrant holders exercised 663,229 warrants at $2.00(US) per share for a total of $1,949,893(CDN) and 73,900 warrants at $4.28(US) per share for a total of $464,949(CDN). There are currently no share purchase warrants outstanding.


Consideration for the S & S Sub-License Agreement
_________________________________________________


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

As further consideration for the grant of the Licenses, the Licensee grants to Sense a non-exclusive right to manufacture and/or use the License Plate Mold in conjunction with the Product for all uses not exclusively sub-licensed to the Licensee in the Agreement. The parties agree to negotiate in good faith the terms of supply and purchase for the License Plate Mold. The Licensee grants to Sense a right of first refusal to purchase and use for its own purposes any further moulds that it develops for the purpose of selling the product into its markets.

Sense acknowledges and agrees that any and all molds, designs, written material, instructions, web pages, video, CD ROM's, custom application kits, wiring harnesses developed and created by the Licensee with respect to the Microwave Sensing Devices (the "Development Work") are the sole property of the Licensee. As further consideration for the Licensees, the Licensee agrees to expend a minimum $125,000(US) for the Development Work set out in this paragraph on or before twelve (12) months from the date of this Agreement. Such amount is to be expended directly by the Licensee or indirectly through its agents and/or customers.

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

As of the date of this PPM, these minimum requirements have not been met; however, Sense is continuing a business relationship with S&S.


DaimlerChrysler Agreement
_________________________


Sense and DaimlerChrysler Corporation ("DaimlerChrysler") entered into a Property Rights Agreement on April 26, 2001. The term of the Agreement is for a five (5) year period.

In consideration for the advantages gained by working with DaimlerChrysler, Sense grants to DaimlerChrysler, a non-exclusive, world-wide, paid-up, irrevocable and perpetual license to make, have made, use, offer to sell, sell and import only in connection with DaimlerChrysler Companies' business, articles, compositions, devices and/or methods which embody any Sense Technologies Developed Program Technology. In addition, Sense agrees to and does assign, transfer and convey to DaimlerChrysler all of Sense's right, title and interest in and to all of DaimlerChrysler Funded Technology, including all intellectual property rights therein.

No license, express or implied, in the Proprietary Information or other proprietary right is granted by the Agreement. In no event should either party make any attempt to reverse engineer any software or other technology provided by the Agreement. The parties further agree to make no attempt to analyze or otherwise determine the chemical composition of any material or other substance provided under the Agreement without the express written permission of the other party and any supplier of the material or substance to that party. Neither party shall use any Proprietary Information in a manner inconsistent with the Agreement.

DaimlerChrysler and Sense will undertake a program to develop other applications of Sense's Doppler Microwave Sensing device (the "Program"). This Program is to be performed in cooperation with selected suppliers and agents of Daimler including Sense.

Market Acceptance
_________________


Sense has not requisitioned a formal nation wide marketing study by an independent marketing organization for its own purposes. Therefore, there can be no assurance that there is sufficient demand to support a national distribution of its current and proposed back up, driver's aid obstacle detection/collision warning system products by Sense.


Competition
___________


There is an abundance of evidence throughout the industry literature that the automotive industry is actively involved in the research and development of back-up obstacle detection Systems. The proliferation of similar products to the Sense/DAG device on motor vehicle prototypes indicates that many OEMs may be planning to introduce such systems as an option on their motor vehicles in the coming years. Sense anticipates competition and expects some businesses will infringe upon the product patents. Therefore, Sense has established a Patent Defense Fund as previously set forth under "Establishment of a Patent Defense Fund" in this PPM.

Sense is aware of competition in the backup warning field which use technologies other than the Doppler sensing radar technology. These various technologies such as TV Cameras, ultrasonic, infrared and cross-view mirrors are available. However, management believes that the microwave sensing radar technology is superior to the other technologies employed by the competition due to sensing restrictions such as, mud, snow, ice, heavy rain, fog, sleet, sunlight, darkness or other weather conditions.

Hindsight 20/20, a product manufactured by Sonar Safety Systems, employs the following primary features; ultrasonic detection, an audible and visual warning system, multiple detection zones and solid state components.

Delphi Automotive Systems is in the development stage of a crash avoidance system that integrates existing vehicle features with new technologies and an understanding of a driver's need to cost effectively achieve reductions in the occurrence of automobile accidents.

At the present time, Sense can identify seven major competitors which are; Echo Vision, Hindsight 20/20, Bosch, Delphi, Valeo, Rostra and Groenveld which is manufactured by Gintec LTD in Israel.

There are other devices that are operated by television, ultrasonic, laser, mirrors and infrared; however, all may be distorted by sunlight glare, darkness, dirt and mud, rain, snow, ice and sleet. The Guardian Alert(TM) Backup System is functional in all climatic conditions. Sense believes that it is in the best competitive position due to the nature of the functionality of its sensor, "real radar."


Uniqueness/Competitive Advantage
________________________________


There are three key competitive technologies to microwave radar that are utilized in the applications for back-up driver's aid systems - ultrasonic, television cameras and infrared. The infrared systems utilize sensors that project infrared beams and detect reflected infrared light from objects in the scanned zone behind the vehicle, which activates an audio or visual alarm. Ultrasonic Systems work on the principle of emitting an ultrasonic sound burst and detecting a reflected energy wave returned to the source by contact with an object in the detection zone, again activating an alarm.

The infrared and ultra sonic technologies were independently tested and evaluated along with a microwave radar system by the U.S. Bureau of Mines (Bureau of Mines Circular/1986) in a study of back-up driver's aid systems for mining vehicles. Infrared Systems were found to be the least reliable for detecting objects in the rear blind area. Bright sunlight and reflections from bright objects could trigger false alarms and their range depends upon the reflectivity of the detected object. Also, the narrow beam pattern necessitates the use of arrays of sensors to scan the desired zone, increasing system cost and complexity and decreasing reliability. Furthermore, both of the competitive technologies are to some degree affected by adverse weather conditions such as rain, fog, snow, ice or wind. The Bureau of Mines Study found that the microwave radar system was not affected by weather conditions.


Proprietary Protection (Patents)
________________________________


The original four (4) U.S. Patent applications covering various versions of the Driver Alert Device resulted in the following patents:

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

  2. Serial No. 06/633,523 which matured into United States Patent Number 5,250,945 on October 5, 1993;

  3. Serial No. 06/646,838 which matured into United States Patent No. 4,797.673 on January 10, 1989; and

  4. Serial No. 06/667,082 which matured into United States Patent No. 4,864,298 on September 5, 1989.

The Guardian Alert(tm) Backup System is patented in the following countries as well:

  1. Canada: Patent Application No. 461,828 resulted in Canadian Patent No.1-249-871 issued on February 7, 1989.

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

In addition, the application that was pending in Japan was approved in October of 2000.

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


Establish Patent Defense Fund
_____________________________


Sense has established a Patent Defense Fund generated from the cash flow derived from the sale of the Guardian Alert(tm) Backup System to defend against infringements on the DAG patents. The License Agreement between the DAG and S&A, subsequently assigned by S&A to Sense, provides for the payment into the Patent Defense Fund. A minimum payment of $100,000(CDN) per year, for five (5) consecutive years, and an additional $75,000(CDN) in the sixth year, commencing ten (10) days after the acceptance by the CDNX of the License Agreement was to be paid into the Patent Defense Fund. (See "Consideration for the License
Agreement".)   As of March 23, 1999, Sense has deposited $1,906.50(US) into the
Defense Fund from the sale of 3,812 units. The payment of $100,000(CDN) due October 24, 1998, October 24, 1999 and October 24, 2000 were not remitted and the licensor has agreed to waive payments for the aforementioned three years.
In addition, Sense and licensor have agreed to contribute equally into the Patent Defense Fund at the rate of $1.00(US) per unit sold, ($0.50(US) per unit sold contributed by both Sense and the Licensors) until the total in the fund reaches the equivalent of $1,000,000(US).


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

The market potential for motor vehicle rear obstacle detection systems such as the Guardian Alert(TM) Backup System in the aftermarket and in OEM markets is substantial. As of 1998, the most current statistics available, there were more than 663 million registered vehicles on the road worldwide. The United States had over 210 million registered vehicles while Canada had over 17 million registered vehicles for a combined total of over 228 million, which represented more than one-third of the world's registered vehicle population. The size of these markets and the forecast strength of the industry over the coming years are positive factors in evaluating the market potential for the Guardian Alert(TM) Backup System.


Legislative Agenda
__________________


Sense is in the process of developing and implementing a legislative agenda focused upon gaining support from government officials and relevant legislative bodies for the adoption of enhanced safety features for motor vehicles, particularly for the Guardian Alert(TM) Backup

System. In addition, Sense plans to work closely with the insurance industry to attempt to gain its support from motor vehicle insurers by offering a premium discount for the use of the Guardian Alert(TM) Backup System.

Over the past several years, Sense has worked with engineers from the Department of Transportation (DOT), in the Department of Crash Test Avoidance in Washington, D.C. to test the merits of the Guardian Alert(TM) Backup System. Sense has successfully demonstrated to the DOT the merits of the device.

In March of 1998, Sense's Representatives offered testimony and provided demonstrations to the State of Washington House and Senate Transportation Committees as they considered legislation on cross-view mirrors that would enhance the detection of objects in the rear of a vehicle as it backs up. Sense's Representatives offered testimony and comments that dealt with the need to expand the legislation to accommodate other devices apart from cross-view mirrors. Sense also assisted in the preparation of an amendment to Senate Bill 5727 in which such Bill passed in April of, 1998 with Sense's suggested Amendment. The State of Washington Highway Patrol was given the responsibility by the State Legislature to implement and enforce the new legislation and was also given the authority to approve any device other than cross-view mirrors.

On June 11, 1998, Representatives of Sense provided a demonstration to the Washington State Highway Patrol of Sense's back-up device at which time Sense received acceptance of its device as required by Senate Bill 5727. Through the date of this PPM, there have only been a small number of non-mirror, electronic devices that have been approved by the State of Washington.

Sense continues to work vigorously with Members of the United States Congress and the DOT to press for the promulgation of federal legislation that would require certain commercial vehicles to be fitted with a back up safety device.


Obsolescence Factor
___________________


Sense is aware that there is on going research and development in the area of back-up collision warning/obstacle detection technology by many automobile industry participants. The likelihood of technological developments in the future impacting Sense's competitive position is considered high.


Future Developments
___________________


Sense anticipates that it will continue to enter into marketing relationships with distributors which have the financial capacity and expertise to advertise and adopt the Guardian Alert(TM) Backup System to certain niche markets as well as the general market place.

Sense has developed a production and marketing schedule that is achievable if financing is secured in a timely manner and the development program is commenced immediately thereafter. Delays in the schedule would not in itself threaten the viability of the project, but may delay the opportunities available in the market place.

Government Regulations-Federal Communications Commission
________________________________________________________


Because the product is an emitting device, the Federal Communications Commission ("FCC") granted equipment authorization on October 31, 1995. The microwave signals emitted by the device can potentially interfere with radar detectors and other existing emitting systems. All FCC tests have been completed and a FCC certification in the name of Sense Technologies Inc. has been obtained. There are no other material regulatory approvals required for Sense to achieve its stated business objectives.


Organizational Structure
________________________


The Board of Directors will continue, on an on going basis, to evaluate Sense's business objectives. Mr. Gerald McIlhargey conducts the day-to-day operations of Sense and Mr. Bruce Schreiner provides financial expertise. Neither Mr. McIlhargey nor Mr. Schreiner have an Employment Agreement in effect with Sense. As a consequence, Mr. McIlhargey and Mr. Schreiner receive no set annual compensation; however, annual management fees are allocated pursuant to an annual Director's Resolution.

Sense employees three full time personnel, a design engineer, a marketing and sales representative and an administrative manager. In addition, Sense enlists the services of independent consultants for the engineering, manufacture, marketing and distribution of its Guardian Alert(TM) Backup System. As of February 28, 1999, Sense has entered into consulting agreements with Maple Consulting Group for engineering and production and S & S Distributing, LLC for marketing and distribution. Sense in the future may elect to hire full time employees as necessary.


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

The consideration for the Residual Licensing Rights is 2,880,000 performance escrow shares issued from the treasury of the Company. It is proposed that these performance shares will be earned out of escrow after the initial performance shares issued in November 1997 are earned out. Each of the new performance escrow shares are to be earned out for every $5.00(US)/($7.65(CDN) of cash flow pursuant to the Company's audited statements, therefore, before all the shares are released, the Company must have cash flow of $24,664,500(CDN). The Company has received the final acceptance needed from the Vancouver Stock Exchange to complete this transaction. In addition, the Company obtained disinterested shareholder approval to the transaction at an extraordinary general meeting of its shareholders held on April 6, 1999.

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

The 6,991,211 shares of common stock outstanding is based on the completion of all stock issuance's contemplated in the transactions approved by the VSE dated, October 24, 1997. As of February 2, 2001, the Company had 11,859,502 shares of common stock issued and outstanding.


Foreign Listed Companies
________________________


The Company is not incorporated or continued under the laws of a jurisdiction other than Canada or a province or territory of Canada.


Other Reporting Listed Companies
________________________________


None of the officers, directors or promoters of the Company are members of other reporting listed companies.


Conflicts of Interest
_____________________


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


Indebtedness of Directors, Officers, Promoters and Other Management
___________________________________________________________________


None of the Directors, Officers, Promoters or members of Management were indebted to the Company during the financial years ended, February 28, 1999, February 29, 2000 or February 28, 2001.


Auditor
_______


The Company's auditors are Amisano Hanson Chartered Accountants of Suite 604, 750 West Pender Street, Vancouver, B.C.

Description of Property
_______________________


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

The Company recently entered in to a one-year (1) office lease for 1,100 square feet of space at the rate of $1,450 per month, which is located in Mt. Kisco, New York.

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


ITEM 5.  Operating and Financial Review and Prospects

Discussion of Operations and Financial Condition for the year ended February 28, 2001
____________________________________________________________________


Financings
__________


During the year ended February 28, 2001, a total of 319,560 stock options were exercised at $1.12(CDN) per share for total proceeds to Sense of $357,907(CDN). A further 1,028,129 performance escrow shares have been issued at a deemed price of $.01(CDN) per share for total proceeds of $10,282(CDN).

Sense pursuant to a 506 Regulation D Private Placement, raised $2,304,150(CDN) by issuing Convertible Promissory Notes bearing interest at 9.5% - 10.5% per annum, convertible into common shares of Sense at $8.00(CDN) per share.


Related Party Transactions
__________________________


During the year ended February 28, 2001, Sense incurred the following expenses and revenues with directors, shareholders and companies with common directors: royalties expense - $5,549(CDN); consulting fees - $17,640(CDN); management fees - $358,992(CDN); sales revenues of $66,633(CDN) and interest income of $77,746(CDN).


Discussion of Operations
________________________


Sales for the year ended February 28, 2001 were $66,633(CDN) compared to $473,835(CDN) for the year ended February 29, 2000, representing a decrease of $407,202(CDN) or 86%. The decrease in sales was due to Sense's redirected efforts towards the continued development of its product and the expansion of its market. As a result, Sense has taken an aggressive approach to defining additional markets for the product.

Significant expenditures for Sense during the fiscal year were as follows:

Advertising and Marketing:
__________________________


Expenditure for advertising and marketing increased from $204,768(CDN) in 2000 to $478,446(CDN) in the year ended 2001, an increase of $273,678(CDN). The principal reason for the increase was an increased travel to Washington, D.C.
to meet with Members of Congress and the Department of Transportation ("DOT") to promulgate safety legislation requiring the use of devices such as the Guardian Alert(TM) Backup System.


Consulting Fees:
________________


Sense incurred $284,738(CDN) for consulting fees for the year ended 2001 compared to $253,141(CDN) for the year ended 2000, an increase of $31,597(CDN). Consulting expenses relate primarily to ongoing engineering and research and development costs on the Guardian Alert(TM) Backup System.


Travel:
_______


Sense incurred $182,815(CDN) in travel expense in the year ended 2001, compared to $88,040(CDN) for the year ended 2000, an increase of $94,775(CDN). Travel increase was due to significantly more meetings with automotive manufactures and the increase in travel associated with numerous meetings in Washington, D.C. with Members of Congress and the DOT.


Management Fees:
________________


Management fees of $358,992(CDN) were incurred for the year ended 2001 as compared to $101,800(CDN) in the year ended 2000, an increase of $257,192(CDN). This increase represents additional management fees charged by two directors for their services during the year.


Interest on Long Term Debt:
___________________________


Interest on long term debt of $130,489(CDN) was incurred on the Convertible Promissory Notes in 2001 as compared to $nil for the previous year.

Sense reported a net loss of $2,343,105(CDN) or $0.21(CDN) per share for the year ended February 28, 2001 compared to a net loss of $1,566,554(CDN) or $0.18(CDN) per share for the year ended February 29, 2000.

Sense is continuing to actively pursue business opportunities with OEMs and Tier 1 Manufacturers as well as expansion of product distribution into other markets around the world. Sense has recently signed a joint venture research and development agreement with Daimler Chrysler and is looking forward to further opportunities with this company.

Confirmation of approved Japanese patents was received in October, 2000.

Liquidity and Solvency
______________________


As at February 28, 2001, Sense had positive working capital of $1,438,889(CDN), which will enable Sense to meet its ongoing obligations as they come due. Management of Sense is in the preliminary stages of raising additional financing by virtue of a 506 Regulation D offering of up to $10,000,000(US) through 10% Convertible Cumulative Promissory Notes.


Discussions of Operations and Financial Condition for the three month period ended May 31, 2001
____________________________________________________________________________


Related Party Transactions
__________________________


During the three months ended May 31, 2001, Sense incurred the following expenses and revenues with directors and shareholders: royalties expense - $23,248(CDN); accounting fees - $2,325(CDN); sales revenues - $256,113(CDN) and interest income of $21,681(CDN).


Discussion of Operations
________________________


Sales for the three months ended May 31, 2001, were $256,113(CDN) compared to $nil for the corresponding period, an increase of $256,113(CDN). This increase in sales was due to a new relationship with Fleetpride, a commercial installer and retailer with approximately one hundred sixty (160) locations throughout the United States.

Significant expenditures for Sense during the period were as follows:


Advertising and Marketing:
__________________________


Expenditure for advertising and marketing increased from $39,721(CDN) in 2000 to $54,280(CDN) in the current period, an increase of $14,559(CDN). The principal reason for the increase was an increase in travel to Washington, D.C. to meet with Members of Congress and the Department of Transportation ("DOT") to promulgate safety legislation, which would require the use of devices such as the Guardian Alert(TM) Backup System.


Consulting Fees:
________________


Sense incurred $66,028(CDN) in consulting fees for the three months ended May 31, 2001 compared to $51,575(CDN) for the comparative period, an increase of $15,453(CDN). Consulting fees relate primarily to ongoing engineering costs on the Guardian Alert(TM) Backup System.


Travel:
_______


Sense incurred $59,741(CDN) in travel expense in the three months ended May 31, 2001, compared to $14,371(CDN) for the comparative period, an increase of $45,370(CDN). Travel increased because of significantly more meetings with automotive manufactures and the increase in travel associated with numerous meetings in Washington, D.C. with Members of Congress and the DOT.

Interest on Long Term Debt:
___________________________


Interest on long term debt of $60,528(CDN) was incurred on the Convertible Promissory Notes for the period ended May 31, 2001 as compared to $nil for the comparative period.


Wage and Benefits:
__________________


Sense incurred wages expense of $77,173(CDN) for the three months ended May 31, 2001 compared to $nil for the comparative period. The increase is a result of Sense hiring full-time employees to concentrate on increasing sales on the Guardian Alert(TM) Backup System.

Sense reported a net loss of $355,951(CDN) or $0.03(CDN) per share for the three months ended May 31, 2001 compared to a net loss of $237,788(CDN) or $0.02(CDN) per share for the three months ended May 31, 2000.


Liquidity and Solvency
______________________


As at May 31, 2001, Sense had positive working capital of $1,094,700(CDN), which will enable Sense to meet its ongoing obligations as they come due. Management of Sense is in the preliminary stages of raising additional financing by virtue of a 506 Regulation D offering of up to $10,000,000(US) through 10% Convertible Cumulative Promissory Notes.


ITEM 6.  Directors, Senior Management and Employees

The following table sets forth-certain information with respect to the directors and executive officers of Sense. Sense's directors are elected by its shareholders at an Annual General Meeting of Shareholders and each are to serve for a one-year term until his or her re-election or until his or her respective successor is duly elected and qualified.


Directors and Executive Officers of Sense are as follows:
_________________________________________________________


      Name                    Age              Position
      ____                    ___              ________

Gerald McIlhargey*             53       Chairman of the Board and President
George J. Clark**              65       Director
Bruce Schreiner*               46       Director
Stan Kingshott**               60       Director
Cynthia L. Schroeder**         40       Director
Patricia Russell               47       Corporate Secretary

* These persons may be deemed "promoters" of Sense as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

**  Outside independent directors who are also members of the audit committee.

Biographical information for Sense's Directors and Officers.

GERALD MCILHARGEY. Mr. McIlhargey has been President and Chairman of the Board of Directors since March, 1989. He is responsible for overall project coordination and strategic planning. Mr. Mcllhargey graduated with a Bachelor of Arts Degree and a Bachelor of Education Degree from Simon Fraser University in Burnaby, B.C. in 1972. He devotes 90% of his time to the affairs of Sense. Mr. Mcllhargey has experience in operating public companies, as well as in national automotive aftermarket sales and marketing. His experience with public companies include former Directorships in Barsand Resources Inc; Caravelle Resources Ltd; Catalina Energy & Resources Ltd; Chimera Resources Ltd; Collingwood Energy Ltd; Collins Resources Ltd; Consolidated Regal Resources Ltd; Corolla Resources Ltd; Corona Resources Ltd; ESI Industries Corp; Flyer Resources Ltd; Fresco Developments Ltd; GHK Resources Ltd; Greyhawk Resources Ltd; International Maple Leaf Resource Corp; Kap Resources Ltd; Lunar Resources Ltd; Madison Enterprises Corp; Maple Leaf Petroleum Ltd; and Regal Petroleum Ltd.

GEORGE J. CLARK. Mr. Clark has been an outside Director of Sense since 1993. Mr. Clark devotes 10% of his time to the affairs of Sense. Mr. Clark retired in April 1993 as the general manager and Vice-president of J.D. Sweid Ltd. ("Sweid"), a meat processing company. Sweid is not affiliated to Sense. From January 1989 to April 1993, Mr. Clark served as the general manager of Western Protein Foods, a food processing company. Western Protein is not an affiliate of Sense and it is unknown to Sense if it is still carrying on business. Mr. Clark has 25 years experience in high-volume production, sales and consumer marketing.

BRUCE SCHREINER. Mr. Schreiner has been a Director of Sense since 1992. Mr. Schreiner is responsible for all financial matters customarily related to Sense's operations and serves as the general manager, administration of Sense. Mr. Schreiner received a Bachelor of Arts Degree, from Hastings College in 1975, graduating magna cum laude, with majors in Economics and Business Administration with an emphasis in accounting. Mr. Schreiner currently devotes approximately 50% of his time to Sense. Mr. Schreiner has been a certified public accountant since November 1991, to the present. Mr. Schreiner is presently a partner in Schroeder & Schreiner, P.C., a certified public accounting firm. Schroeder & Schreiner, P.C. is not an affiliate of Sense. Mr. Schreiner has experience in the wholesale automotive parts industry, electronic parts manufacturing and national-level retail marketing. Mr. Schreiner is also an expert in tax law and accounting.

STAN KINGSHOTT. Mr. Kingshott has been a Director of Sense since 1997. Mr. Kingshott has been active in the automotive and truck industry since 1955. He became involved in the marketing and distribution of automotive and truck aftermarket parts in 1964. From 1975 to 1990, Mr. Kingshott was the Sales Manager for B.C. and Alberta for Auto Marine Electric, the largest aftermarket parts distributor in B.C. (with 52 locations and a sales force of 60). In 1990, Mr. Kingshott acquired Carpak Packaging and Distributing Corp. and is currently involved in the sales and distribution of automotive aftermarket parts in Western Canada for Canadian and American manufacturers. Mr. Kingshott was elected to the Board of Directors of Sense at the 1997 Annual General Meeting.

CYNTHIA L. SCHROEDER, CPA. Ms. Schroeder was appointed as an outside Director and was also appointed Chairperson of Sense's Audit Committee on June 8, 2000. Ms. Schroeder from 1987 to the present has been the Senior Vice President and Chief Financial Officer of Bethphage located in Omaha, Nebraska. In her current position as a Certified Public Accountant, Ms. Schroeder is responsible for the financial analysis of ten corporations with a $90 million total annual operating budget, which provide services in forty (40) communities throughout fourteen

(14) states and the United Kingdom. She is responsible for reviewing the financial condition of each organization with the respective CEO and to serve as staff liaison to each Board and related Finance and Audit Committees. From 1982 to 1987, Ms. Schroeder worked with Larsen, Schroeder & Associates, P.C. where she was a staff accountant and Manager for auditing, accounting and tax engagements. Ms. Schroeder has developed a strong background in accounting, financial management and regulatory reporting. Ms. Schroeder received a Bachelor of Science Degree in Accounting from the University of Nebraska and successfully passed the Certified Public Accountant exam in 1982. Ms. Schroeder is a member of the American Institute of Certified Public Accountants and Nebraska Society of Certified Public Accountants.

PATRICIA RUSSELL. Ms. Russell has been the Corporate Secretary of Sense since April of 1994. Ms. Russell received a Bachelor of Commerce Degree in 1981 from the Concordia University, Montreal, Quebec, and she received a Graduate Diploma in Applied Management in 1991 from McGill University, Montreal Quebec. Ms. Russell also received a C.E.G.E.P. Diploma in Social Sciences Sir John Abbott College, Ste.-Anne-de-Bellevue, Quebec and a Diploma in Microcomputer Business Applications in 1994 from Compucollege School of Business, Vancouver, B.C. Ms. Russell from 1994 to the present is working with OreQuest Consultants Ltd., of Vancouver, B.C. where her responsibilities include secretarial and accounting duties. Ms. Russell from 1991 to 1992 worked with The James E. Rogers Group Ltd., of Vancouver, B.C. where she was responsible for the processing of all new life insurance applications for the Seaboard Life Insurance Company. From 1990 to 1992, Ms. Russell worked with Teleglobe Canada as a temporary secretary/clerk in the Engineering and Finance departments. Ms. Russell from 1986 to 1989 worked for International Air Transport Association where her responsibilities included the review of travel agency financial statements for Agency Canada and assisted with the implementation of a computerized evaluation system.

There is no family relationship between any of the above named officers or directors.


Director Compensation
_____________________


Non-employee Directors of Sense do not receive cash compensation for their service on the Board of Directors. Directors are compensated for services through the grant stock options or restricted shares of Sense's no par value common stock.


Executive Compensation
______________________


It is Sense's intent to conserve cash, thus, there is no standard arrangement to compensate its Officers for services other than granting them stock options or restricted shares of Sense's no par value common stock. As of February 28, 2001, those Directors and Officers who have received options are as follows:

Director              Number of Options       Price        Expiration Date
_______               _________________       _____        _______________

Bruce Schreiner           200,000           $10.50(CDN)     August 4, 2005

Gerald McIlhargey         200,000           $10.50(CDN)     August 4, 2005

George Clark              10,000            $1.12(CDN)      October 27, 2002
                          25,000            $10.50(CDN)     August 4, 2005

Stan Kingshott            10,000            $1.12(CDN)      October 27, 2002
                          25,000            $10.50(CDN)     August 4, 2005

Cynthia L. Schroeder      25,000            $9.20(CDN)      June 8, 2005
                          25,000            $10.50(CDN)     August 8, 2005

Neither Mr. Gerald McIlhargey nor Mr. Bruce Schreiner have an Employment Agreement in effect with Sense. Consequently, pursuant to a Director's Resolution dated, June 4, 2001, Mr. McIlhargey and Mr. Schreiner were each issued 29,703 shares of Sense's restricted, no par value common stock. The common stock was issued at a value of $4.04(US) per share, for a total value of $179,400(CDN) for both Mr. McIlhargey and Mr. Schreiner as management fees for the period from March 1, 2000 to February 28, 2001.


ITEM 7.  Major Shareholders and Related Party Transactions

The following table sets forth information as of February 28, 2001, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by Sense to own beneficially 5% or more of the Common Stock, (ii) each director and officer of Sense and (iii) all directors and officers as a group. Each person has the sole voting and investment power with respect to the shares shown unless otherwise indicated.

                                                                 Approximate
                                         (1) Shares owned       Percentage of
Name and Address of Beneficial Owner       Beneficially      Shares outstanding
____________________________________       ____________      __________________

Global Holding Company                      1,068,463               8.964%

Gerald McIlhargey/Burnaby, B.C.-
   Canada/President/Director(2)               283,350               2.377%

Stan Kingshott/Burnaby, B.C.-
   Canada/Director(2)                           5,000                .042%

SFS Resources, Inc.                         2,598,217              21.799%

Steve Sommers(3)                               69,000                .579%

Bruce Schreiner/Grand Island, NE-
   U.S.A./Director(2)                         231,931               1.946%

George Clark/Delta, B.C./Director(2)                0                  n/a

Patricia Russell/North Vancouver,
   B.C. /Corporate Secretary(2)                     0                  n/a

Cynthia L. Schroeder/Grand Island,
   NE-U.S.A./Director(2)                       18,570                .156%
                                               ______               ______
Total as a group                             4,274,531             35.863%

(1) Based upon information furnished to Sense by either the directors and executive officers or obtained from the stock transfer agent of Sense.
(2) The Officers and Directors as a group (6) own a total of 538,851 shares or 4.25% of the total outstanding common stock.
(3)  Steve Sommers is a controlling shareholder of SFS Resources, Inc.


Related Party Transactions
__________________________


Mr. Schreiner is a member of the DAG who subsequently became a Director of the Company after the Company entered into the License Agreement. Other than as set forth herein in this Annual Report, there were no assets or services acquired from an insider, promoter or member of Management by the Company during the six preceding financial years up through February 28, 2001.

On June 11, 1998, one individual, Bruce Schreiner, exercised 174,560 Options for $195,507(CDN).

On February 2, 1998, one individual, George Clark exercised 5,000 Options for $5,600(CDN).

On May 29, 1998, one individual, Stan Kingshott exercised 5,000 Options for $5,600(CDN).

On October 28, 1998, one individual, Stan Kingshott exercised 5,000 Options for $5,600(CDN).

On June 16, 1999, one individual, George Clark exercised 5,000 Options for $5,600(CDN).

On June 4, 2001, Mr. McIlhargey and Mr. Schreiner were each issued 29,703 shares of Sense's restricted, no par value common stock. The common stock was issued at a value of $4.04(US) per share, for a total value of $179,400(CDN) for both Mr. McIlhargey and Mr. Schreiner as management fees for the period from March 1, 2000 to February 28, 2001.

The Company believes that these transactions were negotiated at arms length and are believed by the Board of Directors to be on terms no less favorable to the Company than those which could have been obtained from unaffiliated third parties. All of the shares were issued pursuant to the Rules & Policies of the VSE.


ITEM 8.  Financial Information


ITEM 9.  The Offer and Listing

On October 27, 1997, the Company's common stock was relisted for trading under the symbol SSE on the VSE. Prior to October 27, 1997, there was no market and the Company's common stock had not traded since May 4, 1992. The Company had previously traded under the symbol GGN on the VSE.

In June of 2000, Sense began trading its common stock on the United States NASDAQ SmallCap Market under the symbol "SNSG" and continued to trade on the Canadian Venture Exchange (CDNX) under the symbol "SNSG". Sense proposes to make an application to be delisted from the CDNX and anticipates that it will receive the approval to delist in the very near future. Once approved, Sense will no longer trade on the CDNX, but will continue to trade on the NASDAQ SmallCap Market.

The following table shows the high and low sales prices in U.S. dollars for the Company's common stock on the NASDAQ SmallCap Market for the Company's latest fiscal year and the preceding financial reporting quarters.

Quarter                      High         Low          Trading Volume

6/27/00 to 8/31/00        $   19.625    $ 5.875          1,384,500
9/1/00 to 11/30/00            17.625      5.375          1,551,400
12/1/00 to 2/28/01            11.375      3.375          1,574,800

The following table shows the high and low sales prices in Canadian dollars for the Company's common stock on the VSE for the Company's last two (2) fiscal years.

Quarter                      High         Low          Trading Volume

1/1/99 to 3/31/99           $  8.40     $ 6.00            150,615
4/1/99 to 6/30/99             10.30       8.10            125,709
7/1/99 to 9/30/99             10.40       7.60            134,051
10/1/99 to 12/31/99           10.00       6.50            124,727
1/1/00 to 2/29/00             12.80       7.20            168,765
3/1/00 to 5/31/00             14.60       8.00            122,501
6/1/00 to 8/31/00             28.50       8.75
9/1/00 to 11/30/00            24.20       7.60
12/1/00 to 2/28/01            18.00       8.10

As of February 28, 2001, there were 11,859,502 shares of the Company's no par value common stock issued and outstanding. The Company's shareholder list as provided by Pacific Corporate Trust Company indicated that the Company had 106 stockholders of record owning its common stock, and of which 195 (94.66%) of these stockholders are residents of the United States owning 11,026,620 (92.98%) of the shares issued and outstanding. Based upon the number of proxy statements and annual reports requested by depositors and brokers for the Company's last annual shareholders' meeting, the Company believes it has in excess of 1700 beneficial owners of its common stock.

Brokers, corporations and trusts are registered as holding shares of common stock of the Company. Other than the shares held indirectly by Officers/ Directors, the Company has no specific knowledge as to the beneficial owners of these shares or the total number of these shares held on behalf of residents residing in the United States.


ITEM 10.  Additional Information

Memorandum and articles of association
______________________________________


Previously filed as Exhibits 1.1 and 1.5 in Sense's Form 20-F Registration Statement


Material Contracts
__________________


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

(c) Development and Consulting Agreement between the Company and Maple Consulting, dated May 2, 1997, as referred to in "Royalties to Maple Consulting"; and

(d) Non-Exclusive Marketing Agreement with S&S Distributing, LLC., dated March 17, 1998.

(e) Sense and Daimler/Chrysler Corporation entered in to a five (5) year Proprietary Rights Agreement on April 26, 2001.

All material contracts herein described may be inspected at the registered and records office of the Company at 750 - 750 West Pender Street, Vancouver, B.C., V6C 2T8, during normal business hours.


Exchange controls
_________________


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


Dividends and paying of Agents.
_______________________________


Sense has not paid nor does it intend to pay dividends in the near future.


Taxation
________


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

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived from real property or natural resources situated in Canada. However, in such case, certain transitional relief under the Treaty may be available. In certain circumstances, the Treaty allows Canada to tax former residents on gains from the disposition of taxable Canadian property where such property was owned at the time of their departure from Canada or was received in substitution therefor in a transaction that is tax-free under Canadian law.


Documents on display
____________________


Sense will furnish annual reports to its Shareholders, which reports will contain financial statements of Sense, and such other interim reports as Sense may determine. Management intends to make themselves available to answer Shareholders inquiries about Sense.

Questions regarding any documents should be directed to Sense, either by letter addressed to Sense Technologies Inc. 305-595 Howe St. Vancouver, B.C. Canada V6C 2T5, Attention: Mr. Gerald McIlhargey, or by telephone at (604) 682-7878. Directors and officers of Sense may provide information concerning Sense, if permitted by applicable law.

Subsidiary Information
______________________


There are no subsidiaries or proposed subsidiaries of the Company.


ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk


ITEM 12.  Description of Securities Other than Equity Securities


                                  PART II
                                  _______


ITEM 13.  Defaults, Dividend Arrearages and delinquencies

Not applicable


ITEM 14. Material Modifications to the Rights of Security Holders and use of Proceeds

Not applicable


ITEM 15.  [Reserved]


ITEM 16.  [Reserved]


                                   PART III
                                   ________


ITEM 17.  	FINANCIAL STATEMENTS

Attached as part of this Annual Report is the financial statement of the Company for the fiscal year ended February 28, 2001


ITEM 18.  	FINANCIAL STATEMENTS

Not applicable


ITEM 19.  	Exhibits

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

						For and on Behalf of

						Sense Technologies, Inc.

August 31, 2001
                                  By:  /s/Gerald McIlhargey
                                  ____________________________
							Gerald McIlhargey
							President

                           SENSE TECHNOLOGIES INC.
                       REPORT AND FINANCIAL STATEMENTS
                   February 28, 2001 and February 29, 2000
                         (Stated in Canadian Dollars)



                               AUDITORS' REPORT


To the Shareholders,
Sense Technologies Inc.

We have audited the balance sheets of Sense Technologies Inc. as at February 28, 2001 and February 29, 2000 and the statements of loss, deficit and cash flows for each of the years in the three year period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2001 and in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.


Vancouver, Canada

May 28, 2001                                            Chartered Accountants

                           SENSE TECHNOLOGIES INC.
                                BALANCE SHEETS
                   February 28, 2001 and February 29, 2000
                         (Stated in Canadian Dollars)
                         ____________________________


                                    ASSETS
                                    ______

                                                        2001            2000
                                                        ____            ____
Current

  Cash and cash equivalents                         $   804,119    $   237,122
  Accounts receivable - Note 10                         166,672        344,779
  Promissory note receivable - Note 3                    37,395              -
  Inventory - Note 2                                  1,607,843      1,485,701
  Prepaids                                               34,069         17,498
                                                    ___________    ___________
                                                      2,650,098      2,085,100
Long-term promissory note receivable - Note 4         1,132,989      1,004,110
Deposit on software                                           -        184,824
Capital assets - Note 5                                 136,742         58,856
Licence fees - Note 6                                   307,521        421,652
Deferred development costs - Note 7                     555,109        785,678
Patent costs                                              4,706              -
                                                    ___________    ___________
                                                    $ 4,787,165    $ 4,540,220
                                                    ===========    ===========

                                  LIABILITIES
                                  ___________

Current
  Accounts payable - Note 10                        $   558,367    $   288,349
  Current portion of convertible promissory
    notes payable - Note 8                              652,842              -
                                                    ___________    ___________

                                                      1,211,209        288,349
Convertible promissory notes payable - Note 8         1,526,930              -

                                                      2,738,139        288,349
                                                    ___________    ___________

                             SHAREHOLDERS' EQUITY
                             ____________________

Share capital - Notes 9 and 13                        8,883,379      8,515,190
Shares subscribed                                             -        352,307
Contributed surplus                                       7,500          7,500
Convertible promissory note payable - Note 2            124,378              -
Deficit                                              (6,966,231)    (4,623,126)
                                                    ___________    ___________
                                                      2,049,026      4,251,871
                                                    ___________    ___________
                                                    $ 4,787,165    $ 4,540,220
                                                    ===========    ===========

Nature of Operations - Note 1
Commitments - Notes 6, 8, 9 and 12

APPROVED BY THE DIRECTORS:

"Bruce E. Schreiner", Director                "Gerald McIlhargey", Director

                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                              STATEMENTS OF LOSS
             for the years ended February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ____________________________

                                             2001         2000         1999
                                             ____         ____         ____

Sales - Notes 10 and 15                 $    66,633   $   473,835   $   573,880
Direct costs - Schedule 1                   448,280     1,061,486     1,070,669
                                        ___________   ___________   ___________

Gross loss                               (  381,647)   (  587,651)   (  496,789)
                                        ___________   ___________   ___________

Expenses
  Advertising and marketing                 478,446       204,768       503,831
  Amortization                              115,286        12,044             -
  Automobile                                 22,066        25,414        14,310
  Capital tax                                     -        10,000        10,200
  Consulting fees - Note 10                 284,738       253,141       127,145
  Filing fees                                29,852         6,305         6,236
  Insurance                                  46,733        17,867        15,106
  Interest and bank charges - Note 10           926         6,201        55,205
  Interest on long-term debt - Note 10      130,489             -             -
  Investor relations                              -         7,548        37,063
  Legal and accounting                      185,461       131,175       153,403
  Management fees - Note 10                 358,992       101,800             -
  Office and miscellaneous                   37,935        12,240        13,746
  Rent                                       44,787        34,280        15,050
  Shareholder information and printing       15,490        21,084        17,777
  Telephone                                  12,269         6,360         7,799
  Transfer agent fees                         6,553         8,655         6,561
  Travel                                    182,815        88,040        87,088
  Wages and benefits - Note 10              109,501        52,109             -
                                        ___________   ___________   ___________

                                          2,062,339       999,081     1,070,520
                                        ___________   ___________   ___________

Loss before other items                   2,443,986     1,586,732     1,567,309
Other items:
  Gain on write-off of accounts payable  (    3,346)            -             -
  Financing fees (recovered)                      -             -    (   55,200)
  Interest income - Notes 4 and 10       (  110,980)   (   77,580)   (   85,042)
  Foreign exchange (gain) loss               13,445        57,402    (    8,410)
                                        ___________   ___________   ___________
Net loss for the year                   $ 2,343,105   $ 1,566,554   $ 1,418,657
                                        ===========   ===========   ===========

Loss per share                          $      0.21   $      0.18   $      0.19
                                        ===========   ===========   ===========
Weighted average number of
   shares outstanding                    11,256,344     8,558,683     7,421,224
                                        ===========   ===========   ===========

                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                            STATEMENTS OF DEFICIT
             for the years ended February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ___________________________

                                            2001          2000         1999
                                            ____          ____         ____

Deficit, beginning of year              $ 4,623,126   $ 3,056,572   $ 1,637,915

Net loss for the year                     2,343,105     1,566,554     1,418,657
                                        ___________   ___________   ___________

Deficit, end of year                    $ 6,966,231   $ 4,623,126   $ 3,056,572
                                        ===========   ===========   ===========

                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                           STATEMENTS OF CASH FLOWS
             for the years ended February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ____________________________

                                            2001          2000          1999
                                            ____          ____          ____
Operating Activities
  Net loss for the year                 $(2,343,105)  $(1,566,554)  $(1,418,657)
  Add (deduct) items not
      involving cash:
    Amortization                            115,286        12,044             -
    Amortization of deferred
      development costs                     230,569       230,569       136,599
    Amortization of license fees            124,413       125,400        69,869
    Financing fees (recovered)                    -             -    (   55,200)
    Write-off of inventory                    6,700        40,032        65,220
    Gain on write-off of
      accounts payable                   (    3,346)            -             -
    Foreign exchange                     (   50,603)       34,047    (   49,198)
                                        ___________   ___________   ___________

                                         (1,920,086)   (1,124,462)   (1,251,367)
Changes in non-cash working capital
      balances related to operations:
  Accounts receivable                       178,107    (    3,581)   (  332,889)
  Promissory note receivable             (   37,395)            -             -
  Inventory                              (  128,842)   (1,210,648)   (  268,744)
  Prepaids                               (   16,571)       15,466    (   31,506)
  Accounts payable                          273,364       125,183        58,959
  Advances payable                                -    (    2,000)   (  606,356)
  Convertible promissory notes payable            -    (  130,118)   (  198,484)
                                        ___________   ___________   ___________
Cash used in operating activities        (1,651,423)   (2,330,160)   (2,630,387)
                                        ___________   ___________   __________

Financing Activities
  Proceeds from issuance of
     common shares                            5,600     2,420,442     2,722,444
  Convertible promissory notes payable    2,304,150             -             -
  Proceeds from share subscriptions               -       156,800       195,507
                                        ___________   ___________   ___________
Cash provided by financing activities     2,309,750     2,577,242     2,917,951
                                        ___________   ___________   ___________

Investing Activities
  Acquisition of capital assets          (  193,172)   (   70,900)            -
  Promissory note receivable             (   78,276)   (   73,119)   (   79,549)
  Patent costs                           (    4,706)            -             -
  Deposit on software                       184,824    (  184,824)            -
  Deferred development costs                      -             -    (  334,312)
                                        ___________   ___________   ___________
Cash used in investing activities        (   91,330)   (  328,843)   (  413,861)
                                        ___________   ___________   ___________
Increase (decrease) in cash
   during the year                          566,997    (   81,761)   (  126,297)

Cash, beginning of year                     237,122       318,883       445,180

Cash and cash equivalents, end of year  $   804,119   $   237,122   $   318,883
                                        ===========   ===========   ===========

Supplemental Cash Flow Disclosures - Note 13

                            SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                      STATEMENTS OF SHAREHOLDERS' EQUITY
             for the years ended February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ____________________________

                                                            Common Stock
                                                            ____________
                                                        Issued                 Contributed
                                                        Shares     Amount        Surplus       Deficit         Total
                                                        ______     ______        _______       _______         _____

Balance, February 28, 1998                            6,878,711  $ 2,258,346  $     7,500   $(1,637,915)   $   985,838
Issue of shares for cash pursuant
  to the exercise of options - at $1.12                 329,560      369,107            -             -        369,107
Issue of shares pursuant to debt
  settlement - at $7.43                                  29,367      218,205            -             -        218,205
Conversion of share purchase options
  subscribed for in a previous year                           -            -            -             -     (  357,907)
Share purchase options subscribed during the year             -            -            -             -        195,507
Issue of shares pursuant to the exercise of share
  purchase warrants - at $3.05 (US$2.00)                560,392    1,711,246            -             -      1,711,246
Issue of shares pursuant to a private placement
  - at $6.71                                            149,031      999,998            -             -        999,998
Issue of shares pursuant to a finders fee agreement       6,634            -            -             -              -
Return to treasury of shares with respect to a
  previous finders fee                               (   55,200)  (   55,200)           -             -     (   55,200)
Conversion of promissory note payable to shares
  subscribed                                                  -            -            -             -        575,000
Net loss for the year ended February 29, 1999                 -            -            -    (1,418,657)    (1,418,657)
                                                      _________    _________    _________    __________     __________

Balance, February 28, 1999                            7,898,495    5,501,702        7,500    (3,056,572)     3,223,137

                                                                                                             .../Cont'd.



                                             SEE ACCOMPANYING NOTES


                           SENSE TECHNOLOGIES INC.                                                    Continued
                      STATEMENTS OF SHAREHOLDERS' EQUITY
             for the years ended February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ____________________________

                                                            Common Stock
                                                            ____________
                                                        Issued                 Contributed
                                                        Shares     Amount        Surplus       Deficit         Total
                                                        ______     ______        _______       _______         _____


Issue of shares pursuant to the exercise of warrants
 - at $2.94 (US$2.00)                                   663,229  $ 1,949,893  $         -   $         -    $ 1,949,893
Issue of shares pursuant to the exercise of warrants
 - at $6.29 (US$4.28)                                    73,900      464,949            -             -        464,949
Issue of shares pursuant to the exercise of options
 - at $1.12                                               5,000        5,600            -             -          5,600
Issue of escrow shares pursuant to a license agreement
 - at $0.01                                             112,500        1,125            -             -          1,125
Issue shares on conversion of a promissory note          66,628      575,000            -             -        575,000
Conversion of shares subscribed in a previous year
 in respect of promissory note payable                        -            -            -             -     (  575,000)
Issue of escrow shares pursuant to an agreement
 - at $0.01                                           1,692,061       16,921            -             -         16,921
Share purchase options subscribed during the year
 ended February 28, 2000                                      -            -            -             -        156,800
Net loss for the year ended February 28, 2000                 -            -            -    (1,566,554)    (1,566,554)
                                                     __________    _________   __________    __________     __________

Balance, February 28, 2000                           10,511,813    8,515,190        7,500    (4,623,126)     4,251,871
Issue of shares pursuant to the exercise of
 opotions - at $1.12                                    319,560      357,907            -             -        357,907
Conversion of share purchase options subscribed
 for in a previous year                                       -            -            -             -     (  352,307)
Issue of escrow shares pursuant to a license
 agreement - at $0.01                                 1,028,129       10,282            -             -         10,282
Convertible debt                                              -            -            -             -        124,378
Net loss for the year ended February 28, 2001                 -            -            -    (2,343,105)    (2,343,105)
                                                     __________   __________   __________    __________     __________
Balance, February 28, 2001                           11,859,502  $ 8,883,879  $     7,500   $(6,966,231)   $ 2,049,026
                                                     ==========   ==========   ==========    ==========     ==========

                                             SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.             Schedule 1
                          SCHEDULE OF DIRECT COSTS
             for the years ended February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ____________________________

                                            2001          2000         1999
                                            ____          ____         ____
Direct costs
  Amortization of deferred
    development costs                   $   230,569   $   230,569   $   136,599
  Amortization of license fees              124,413       125,400        69,869
  Cost of sales                              36,485       254,669       389,269
  Equipment rental                           10,918        29,701        15,282
  Freight and customs                        13,247        40,397        21,155
  Product engineering - Note 10              19,664       289,748       298,089
  Product testing                               735        12,662        35,210
  Royalties - Notes 10 and 12                 5,549        38,308        39,976
  Write-off of inventory                      6,700        40,032        65,220
                                         __________    __________    __________
                                        $   448,280   $ 1,061,486   $ 1,070,669
                                         ==========    ==========    ==========

                                             SEE ACCOMPANYING NOTES

                           SENSE TECHNOLOGIES INC.
                      NOTES TO THE FINANCIAL STATEMENTS
                       February 28, 2001, 2000 and 1999
                         (Stated in Canadian Dollars)
                         ____________________________

Note 1   Nature of Operations
         ____________________


         The company has acquired the right to manufacture and market a backup radar collision avoidance device for motor vehicles. The company's shares are publicly traded on the Canadian Venture Exchange and the NASDAQ.

Note 2   Significant Accounting Policies
         _______________________________


         The financial statements of the company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 16, these financial statements conform in all material respects with GAAP in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

         The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


         a)  Organization
             ____________


             The company was incorporated pursuant to the British Columbia Act on May 25, 1988 as Graham Gold Mining Corporation. On October 27, 1997, the company changed its name to Sense Technologies Inc.


         b)  Cash and Cash Equivalents
             _________________________


             Cash and cash equivalents include short-term investments maturing within 90 days of the original date of acquisition.


         c)  Inventory
             _________


             Inventory is stated at the lower of cost and net realizable value and consists of the following:

                                         2001         2000
                                         ____         ____

             Raw materials           $    16,047   $    16,047
             Finished inventory        1,591,796     1,449,004
             Work-in-progress                  -        20,650
                                      __________    __________

                                     $ 1,607,843   $ 1,485,701
                                      ==========    ==========

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 2


Note 2   Significant Accounting Policies - (cont'd)
         _______________________________


         d)  Capital Assets and Amorization
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


         e)  License Fees and Deferred Development Costs
             ___________________________________________


             License fees and development costs of the backup radar collision avoidance device, which in the company's view has a clearly defined future market, are amortized on a straight line basis over five years. The balance of license fees and deferred development costs is reviewed on a annual basis to determine whether impairment in value has occurred and whether a write-down is required. Estimated recoverable amounts are calculated based upon projected future cash flows. Management would deem the device to have no commercial value once the License Agreement (Note 4) is in default or when the project is abandoned.


         f)  Patent Costs
             ____________


             Patents are recorded at cost and will be amortized over five years on a straight line basis once patent applications are completed.


         g)  Foreign Currency Translation
             ____________________________


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


         h)  Loss Per Share
             ______________


             Loss per share has been calculated based upon the weighted average number of shares outstanding during the year.

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 3


Note 2   Significant Accounting Policies - (cont'd)
         _______________________________


         i)  Fair Market Value of Financial Instruments
             __________________________________________


             The carrying value of cash, accounts receivable, promissory note receivable, accounts payable and cash equivalents promissory notes payable approximate fair value because of the short maturity of those instruments. The carrying value of the long-term promissory note receivable and promissory notes payable also approximate fair value. The convertible promissory notes payable is accounted for in accordance with substance and is presented in the financial statements in its component parts of debt and equity, measured at their respective fair value at the time of issue.

             Substantially all of the Company's accounts receivable relate from the sale of manufactured product to one customer which may impact the Company's overall credit risk. Historically to date, the Company has incurred no credit losses against its receivables.


         j)  Revenue Recognition
             ___________________


             Revenue is recognized at the time of product delivery, transfer of title and when collectibility is reasonably assured.


         k)  Stock-based Compensation Plan
             _____________________________


             The Company issues incentive stock options as described in Note 9. No compensation expense is recognized when shares or share purchase options are issued to employees, officers or directors. Any consideration paid by employees, officers or directors on exercise of share purchase options or purchase of shares is credited to share capital. If share or share purchase options are repurchased from employees, officers or directors, the excess of the consideration paid over the carrying amount of the share or share purchase options cancelled is charged to deficit.


Note 3   Promissory Note Receivable
         __________________________


         The promissory note in the amount of US$25,000 (CDN$37,395 (2000:
         US$Nil (CDN$Nil)) is due from a group of shareholders of the Company and is unsecured, bears interest at 7% per annum and is repayable on December 20, 2001.


Note 4   Long-term Promissory Note Receivable
         ____________________________________


         The promissory note in the principal amount of US$585,000 (CDN$898,619) (2000: US$585,000 (CDN$848,016)) is due from shareholders of the Company, is due on demand and secured by a pledge of shares of a company owned by shareholders of the Company and bears interest at 9% per annum. The Company does not expect to demand payment within the next fiscal year.

         As at February 28, 2001, included is in the total receivable accrued interest totalling US$160,330 (CDN$234,370) (2000: US$107,681
         (CDN$156,094)) owing on this note.

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 4


Note 5   Capital Assets
         ______________
                                                        Net Carrying Value
                                      Accumulated    February 28,   February 29,
                             Cost     Amortization      2001           2000
                             ____     ____________      ____           ____

Furniture and fixtures    $   9,139     $   2,559     $   6,580      $    8,225
Computer equipment           56,431        22,855        33,576          47,966
Computer software           198,502       101,916        96,586           2,665
                           ________      ________      ________       _________
                          $ 264,072     $ 127,330     $ 136,742      $   58,856

Note 6   License Fees
         ____________


Acquisition Consideration:                           2001         2000
                                                     ____         ____

Issuance of 5,220,190 escrow shares
  (2000:  4,192,061 escrow shares) - at $0.01     $   52,202    $   41,921
Issuance of 66,628 common shares on conversion
  of promissory note payable                         575,000       575,000
                                                   _________     _________

                                                     627,202       616,921
Less:  accumulated amortization                    ( 319,681)    ( 195,269)
                                                   _________     _________
                                                  $  307,521    $  421,652
                                                   =========     =========

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

         iii) The issuance of 2,880,000 performance escrow shares (2,720,190 issued) in consideration for residual marketing rights not granted in the original agreement. These performance escrow shares will not be earned out until after the aforementioned 2,500,000 performance escrow shares have been earned out;

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 5


Note 6   License Fees - (cont'd)
         ____________


         iv) A minimum payment of $100,000 per year for 5 years commencing October 24, 1998 and a further minimum payment of $75,000 for the 6th year in a patent defence fund (total payments $575,000). In addition, the company and the licensor agree to contribute equally to the patent defence fund in the amount of US$1.00 per unit until the total in the patent defence funds equals US$1,000,000. The payments of $100,000 due October 24, 1998, 1999 and 2000 were not remitted and the licensor has agreed to waive the payments to the patent defence fund;

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

         vi) The company must manufacture and sell a minimum number of units as follows:

              - 30,000 units by the end of the calendar year containing the second anniversary of the date of commencement of commercial production (December 31, 2001) (7,527 units sold at February 28, 2001 );

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

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 6


Note 6   License Fees - (cont'd)
         ____________


         vii) Deliver to the licensors, at no cost to the licensors, a total of 200 units from the first production run (delivered);

         viii) Grant to the licensors the right to purchase units at cost plus 10% from any manufacturing facility controlled by the company in order to address the markets excluded from the license.


Note 7   Deferred Development Costs
         __________________________


         Deferred development costs incurred to develop the backup radar collision avoidance device for motor vehicles are as follows:

                                                 2001            2000
                                                 ____            ____

         Production costs                    $   573,148     $   573,148
         Consultants                             579,698         579,698
                                              __________      __________

                                               1,152,846       1,152,846
         Less: accumulated amortization       (  597,737)     (  367,168)
                                              __________      __________
                                             $   555,109     $   785,678
                                              ==========      ==========


Note 8  Convertible Promissory Notes Payable
        ____________________________________

                                                     2001         2000
                                                     ____         ____

         Promissory notes payable are due to
         shareholders of the Company in US
         funds (US$1,500,000), bearing interest
         at rates from 9.5% to 10.5%, unsecured
         and are due from August 8, 2001 to
         August 8, 2002.  Each of the notes
         entitles the holder thereof up to the
         end of the term of the note to convert
         all or part of the principal portion of
         the note into common shares of the
         company at a price of US$5.40 (CDN$8.00)
         per share.                                 $ 2,304,150   $     -

         Current portion                             (  652,842)        -
                                                     __________    ______

                                                    $ 1,651,308   $     -
                                                     ==========    ======

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 7


Note 9   Share Capital
         _____________


         a)  Authorized:
             __________


             99,250,000 common shares without par value


         b)  Escrow:
             ______


             At February 28, 2001, there are 5,970,190 performance shares held in escrow by the company's transfer agent.

             Included in this amount are 3,250,000 escrow shares to be earned out on the basis of one share for each $0.817 of cash flow generated by the Company. Once these shares are earned out, the remaining 2,720,190 escrow shares are to be earned out for each US$5.00 (CDN$ 7.65) of cash flow generated by the Company. The release of these share is subject to the direction or determination of the relevant regulatory authorities.

         c)  Commitments:
             ___________

             Stock-based Compensation Plan

             The Company has granted employees and directors common share purchase options. These options were granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

                                      February 28, 2001     February 29, 2000
                                      _________________     _________________
                                                Weighted              Weighted
                                                Average               Average
                                                Exercise              Exercise
                                       Share     Price       Share     Price
                                       _____     _____       _____     _____

Outstanding, beginning of year        110,000     $8.21      175,000    $1.58
Granted                               855,000    $10.37       80,000     9.50
Exercised                              (5,000)     1.12     (145,000)    1.12
                                      _______     _____     ________     ____

Outstanding and exercisable at end
 of year                              960,000    $10.17      110,000    $8.21

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 8


Note 9   Share Capital - (cont'd)
         _____________


         At February 28, 2001, the following employee and director common share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each share purchase option held:

                              Exercise       Expiry
                    #          Price          Date
                 ______        _____          ____

                 15,000       $   1.12     October 27, 2002
                 10,000       $   9.10     June 22, 2003
                 40,000       $  10.46     June 25, 2004
                 40,000       $   8.54     October 21, 2004
                 25,000       $   9.20     June 8, 2005
                805,000       $  10.50     August 4, 2005
                 25,000       $   8.45     January 8, 2006
                _______
                960,000
                =======

Note 10  Related Party Transactions - Notes 3, 4, 7 and 8
         __________________________


         The Company incurred the following items with directors, shareholders and companies with common directors.

                                         2001          2000         1999
                                         ____          ____         ____

         Sales                       $(  66,633)   $( 473,835)   $( 573,880)
         Royalties                   $    5,549    $   35,572    $   37,121
         Interest income             $(  77,746)   $(  77,580)   $(  78,857)
         Product engineering costs   $        -    $   48,375    $   53,545
         Consulting fees             $   17,640    $        -    $        -
         Interest expense            $        -    $    5,853    $   54,205
         Management fees             $  358,992    $  101,800    $        -

         The above noted charges were measured by the exchange amount which is the amount agreed upon by transacting parties and are on terms and conditions similar to non-related entities.

         As at February 28, 2001, included in accounts receivable is $165,033 (2000: $342,492) due from a company with a common shareholder.

         As at February 2001, included in accounts payable is $358,992 (2000:
         $Nil) owing to directors of the Company in respect of management fees and $32,886 (2000: $32,886) owing to shareholders in respect of royalties payable.

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 9


Note 11  Corporation Income Tax Loss Carry-Forwards
         __________________________________________


         At February 28, 2001 the company has accumulated non-capital losses totalling $5,580,140 which are available to offset taxable income of future years. These losses expire as follows:

                2002            $    56,277
                2003                 98,756
                2004                159,724
                2005                617,935
                2006              1,353,698
                2007              1,423,610
                2008              1,870,140
                                 __________
                                $ 5,580,140
                                 ==========

         At February 28, 2001, the company has accumulated Canadian development expenses of $31,599 and Canadian exploration depletion allowances of $22,537. These amounts carry forward indefinitely and are available to offset against taxable income of future years at various rates per year.

         The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.


Note 12  Commitments - Notes 6, 8 and 9
         ___________


         In accordance with the terms of a development and consulting agreement dated May 2, 1997, the company has agreed to pay a royalty of US$0.50 for each unit sold of the backup radar collision avoidance device up to a maximum of 200,000 units. As at February 28, 2001, the Company has paid royalties on a total of 7,527 units.

         The company has lease commitments for each of its offices in Vancouver, B.C. and Omaha, Nebraska over the next 5 years as follows:


                2002            $    45,555
                2003                 46,231
                2004                 46,922
                2005                 29,634
                2006                 12,000
                                 __________
                                $   180,342
                                 ==========

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 10


Note 13  Supplemental Cash Flow Disclosures
         __________________________________


         Non-cash Transactions:

         Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements.

         During the year ended February 28, 2001, the following transactions were excluded from the cash flow statements:

         i) the company issued 314,560 common shares pursuant to the exercise of options at $1.12 per share for which the funds had been received by the company in a previous fiscal year.

         ii) the company issued a total of 1,028,129 performance escrow shares valued at $10,282 in respect of the terms of agreements to acquire the rights to the backup radar collision avoidance device and the residual marketing rights it had not previously acquired.

         During the year ended February 29, 2000 , the following transactions were excluded from cash flows:

         i) The company issued 66,628 common shares pursuant to a conversion of a promissory note payable of $575,000.

         ii) The company issued a total of 1,804,561 performance escrow shares valued at $18,046 in respect of the terms of agreements to acquire the rights to the backup radar collision avoidance device and the residual marketing rights it had not previously acquired.

         Supplemental Cash Flow Information:

                                          2001        2000      1999
                                          ____        ____      ____
         Cash paid during year for:
             Interest                   $  59,628    $   -    $  55,205
             Taxes                      $       -    $   -    $       -

Note 14  Comparative Figures
         ___________________


         Certain of the comparative figures have been reclassified to conform with the current years' presentation.

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 11


Note 15  Segmented Information
         _____________________


         The company operates within one business segment, the manufacture of a back-up radar collision device for motor vehicles. Revenues from S&S Distributing LLC represent 100% of the company's revenues for 2001, 2000 and 1999. The Company's geographic segments are as follows:

                                           2001        2000      1999
                             United                 United              United
                  Canada     States      Canada     States     Canada   States
                  ______     ______      ______     ______     ______   ______

Sales             $    -    $  66,633    $    -    $ 473,835   $   -   $ 573,880
Capital assets    $    -    $ 136,742    $    -    $  58,856


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

         (a)  Deferred Development Costs

              Under accounting principles generally accepted in Canada ("Canadian GAAP"), development costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") development costs must be expensed as incurred. Therefore an additional development expense is required under US GAAP.

         (b)  Earnings Per Share

              Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share assumes that the outstanding warrants at the end of the year has been exercised at the beginning of the year.

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 12

Note 16  Differences Between Canadian and United States Accounting Principles
         ____________________________________________________________________
         - (cont'd)


         (b)  Earnings Per Share - (cont'd)

              Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Shares held in escrow are excluded from the determination of basic earnings per share when the escrow release is performance based.

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

         (d)  Accounting for Stock-based Compensation

              The Company accounts for its share options under Canadian GAAP which requires no compensation expense be recognized because the exercise price of the stock options granted generally equals the fair value of the underlying stock on the date of the grant.
              Under SFAS-123, "Accounting for Stock-based Compensation" ("SFAS-123"), stock options are valued at the grant date using the Black-Scholes valuation model. Had compensation expense for the Company's share option plan been determined based on the Black-Scholes value at the grant dated, pro-forma loss and loss per share would have been as follows:

                                          2001           2000          1999
                                          ____           ____          ____
Net loss in accordance with
 US GAAP as reported (Note 16(g))     $(2,112,536)   $(1,335,985)   $(1,616,370)
Pro-forma adjustment for SFAS 123      (7,481,700)    (  357,600)    (  140,350)
                                       __________     __________     __________

Pro-forma net loss                    $(9,594,236)   $(1,693,585)   $(1,756,720)
                                       ==========     ==========     ==========

Pro-forma net loss per share          $(     1.66)   $(     0.33)   $(     0.41)
                                       ==========     ==========     ==========

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 13


Note 16  Differences Between Canadian and United States Accounting Principles
         ____________________________________________________________________
         - (cont'd)

         (d)  Accounting for Stock-based Compensation - (cont'd)

              The fair value for these options was estimated at the date of the grant using the following weighted average assumptions:

                                                   Years ended September 30,
                                                     2001     2000     1999
                                                     ____     ____     ____
         Volatility factor of expected
         market price of the Company's shares        118%      53%      38%

         Dividend yield                                0%       0%       0%

         Weighted average expected life of stock
         options                                     5 Yrs.   5 Yrs     5 Yrs.

         Risk-free interest rate                     6.5%     5.5%       5%


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


         (f)  License Fees

              Under Canadian GAAP, the basis for assets recognition of the license is the cost to acquire the license of $616,921. Under US GAAP, because the acquisition of the license is with a related party (owner), the acquisition cost is the predecessor cost of $2,353,000. Under US GAAP where the fair value of the license is less than predecessor cost, the difference is charged to expense. Accordingly, an expense of $1,754,125 for the year ended February 28, 1998 and a corresponding increase in deficit is required under US GAAP.

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 14


Note 16  Differences Between Canadian and United States Accounting Principles
         ____________________________________________________________________
         - (cont'd)


         (g)  Promissory Note Receivable

              Under Canadian GAAP, the promissory note receivable is carried at cost when there is no impairment of value. Under US GAAP, because the note receivable, which is supported by a pledge of shares of a company owed by the aforementioned stockholders, is due from significant stockholders and as there is no specific terms as to its collection, such advances are treated as an effective dividend or capital withdrawal. For US GAAP the promissory note receivable has been treated as a reduction in shareholders' equity of $936,014 as at February 28, 2001, $848,016 as at February 29, 2000
              and $882,063 as at February 8, 1999.

         The impact of the above on the financial statements:

                                            2001          2000          1999
                                            ____          ____          ____
Net loss for the year
  per Canadian GAAP                     $(2,343,105)  $(1,566,554)  $(1,418,657)
Amortization of deferred
  development costs                         230,569       230,569       136,599
Deferred development costs                        -             -    (  334,312)
                                         __________    __________    __________

Net loss per US GAAP                    $(2,112,536)  $(1,335,985)  $(1,616,370)
                                         ==========    ==========    ==========

Basic loss per share US GAAP            $(     0.37)  $(     0.26)  $(     0.38)
                                         ==========    ==========    ==========

Weighted average number of shares
  outstanding per US GAAP                 5,779,093     5,068,860     4,283,724
                                         ==========    ==========    ==========

Total assets per Canadian GAAP          $ 4,787,165   $ 4,540,220   $ 3,518,421
Deferred development costs               (  555,109)   (  785,678)   (1,016,247)
Promissory note receivable treated as
  reduction in shareholders' equity      (  936,104)   (  848,016)   (  882,063)
                                         __________    __________    __________

Total assets per US GAAP                $ 3,295,952   $ 2,906,526   $ 1,620,111
                                         ==========    ==========    ==========

Shareholders' Equity
Deficit end of year per Canadian GAAP   $(6,966,231)  $(4,623,126)  $(3,056,572)
Deferred development costs               (  555,109)   (  785,678)   (1,016,247)
Write-down of license fees               (1,754,125)   (1,754,125)   (1,754,125)
Promissory note receivable               (  936,014)   (  848,016)   (  882,063)
                                         __________    __________    __________

Total Deficit per US GAAP              $(10,211,479)  $(8,010,945)  $(6,709,007)
                                        ===========    ==========    ==========