Form 20-F/A
period 2001-02-28
SENSE TECHNOLOGIES INC
filed 2001-11-06
CIK 1077638

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 20-F
                                 AMENDMENT I

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

         (b)  Convertible Promissory Notes Payable

              Under Canadian GAAP, the component parts of the convertible promissory notes payable are classified as debt and equity in accordance with the economic substance of the convertible promissory note agreements. Under US GAAP, APB No. 14 stipulates that no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature. Accordingly, under US GAAP, the convertible promissory notes are accounted for as debt instruments.

         (c)  Earnings Per Share

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


         (c)  Earnings Per Share - (cont'd)

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

         (d)  Accounting for Income Taxes

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

         (e)  Accounting for Stock-based Compensation

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

         (e)  Accounting for Stock-based Compensation - (cont'd)

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


         (f)  Accounting for Impairment of Long-Lived Assets

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


         (g)  License Fees

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


         (h)  Promissory Note Receivable

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

         (i)  Recent United States Accounting Pronouncement

              In June 1998, the Financial Accounting standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS-133") which standardized the accounting for derivative instruments. Unddr SFAS-133, the Company would be required to account for the option to convert into common shares separately as a component of equity. SFAS-133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 but was amended by SFAS 137 to all fiscal quarters of all fiscal years beginning after June 15, 2000.

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
                                         ==========    ==========    ==========

Sense Technologies Inc.
Notes to the Financial Statements
February 28, 2001, 2000 and 1999 - Page 15

Note 16  Differences Between Canadian and United States Accounting Principles
         ____________________________________________________________________
         - (cont'd)

         The impact of the above on the financial statements:

                                            2001          2000          1999
                                            ____          ____          ____
Total liabilities per Canadian GAAP $ 2,738,139 $ 288,349 $ 295,282 Equiy component of convertible
  promissory note payable                   124,738             -             -
                                         __________    __________    __________

Total liabilities per US GAAP           $ 2,862,877   $   288,349   $   295,284
                                         ==========    ==========    ==========

Deficit end of year per Canadian GAAP   $(6,966,231)  $(4,623,126)  $(3,056,572)
Deferred development costs               (  555,109)   (  785,678)   (1,016,247)
Write-down of license fees               (1,754,125)   (1,754,125)   (1,754,125)
Promissory note receivable               (  936,014)   (  848,016)   (  882,063)
                                         __________    __________    __________

Total Deficit per US GAAP              $(10,211,479)  $(8,010,945)  $(6,709,007)
                                        ===========    ==========    ==========

Shareholders' Equity Per
  Canadian GAAP                         $ 2,049,026   $ 4,251,871   $ 3,223,137
 Deduct:
  Deferred development costs             (  555,109)   (  785,678)   (1,016,247)
  Write-down of license fees             (1,754,125)   (1,754,125)   (1,754,125)
  Promissory note receivable             (  936,014)   (  848,016)   (  882,063)
  Equity component of convertible
    promissory note payable              (  124,738)            -             -
                                         __________    __________    __________

 Shareholders' Equity (Deficiency)
  per US GAAP                           $(1,320,960)  $   864,052   $(  492,298)
                                         ==========    ==========    ==========