Form 20-F/A
period 2001-02-28
SENSE TECHNOLOGIES INC
filed 2001-12-06
CIK 1077638

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 20-F
                                AMENDMENT II

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

                          14441 DuPont Ct., Suite 103
                             Omaha, Nebraska 68144
                           ------------------------
                  (Address of principal executive offices)

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

						                  For and on Behalf of

						                  Sense Technologies, Inc.

December 6, 2001
                                                      By:/s/Mark Johnson
                                                      ________________________
                                                            Mark Johnson
							                  President

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

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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